As filed with the Securities and Exchange Commission on January 14, 2002


                                                  Registration No. 333-69654

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                      -----------------------------------

                         Pre-Effective Amendment No. 1

                                       to


                                    FORM S-1
                          Registration Statement Under
                           The Securities Act Of 1933
                      -----------------------------------
                            PRIVATE MEDIA GROUP, INC.
             (Exact name of Registrant as specified in its charter)

           Nevada                         2721                   87-0365673
(State or other jurisdiction  (Primary Standard Industrial    (I.R.S. Employer
     of incorporation or          Classification Code)       Identification No.)
        organization)

                             Carretera de Rubi 22-26,
                           08190 Sant Cugat del Valles
                                   Barcelona
                                     Spain
                                 34-93-590-7070

  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)
                      -----------------------------------
                   Berth H. Milton, Chief Executive Officer
                           Private Media Group, Inc.
                           Carretera de Rubi 22-26
                          08190 Sant Cugat del Valles
                               Barcelona, Spain
                                34-93-590-7070
 (Name, Address, including zip code, and telephone number, including area code, of agent for service)
                      -----------------------------------

                  Samuel S. Guzik, Esq.        Thomas J. Friedmann, Esq.
                   Guzik & Associates             Shearman & Sterling
           1800 Century Park East, Fifth Floor       Broadgate West
                 Los Angeles, CA 90067               9 Appold Street

                                                   London, UK EC2A 2AP
                     310-788-8600                    44-20-7655-5000


                      -----------------------------------

Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933, as amended, or until the registration statement shall become effective on such date as the commission, acting pursuant to section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion dated January 12, 2002

PRELIMINARY PROSPECTUS

                               6,500,000 Shares

                          [LOGO] PRIVATE MEDIA GROUP INC.

                                 Common Stock

                           ------------------------

Private Media Group, Inc. is offering 5,800,000 newly issued shares of common stock and the selling shareholders named in this prospectus are offering 700,000 outstanding shares of common stock in the United States and in international offerings in Germany and other countries outside the United States. Of these 6,500,000 shares, 975,000 shares will be offered initially in the United States through Commerzbank Capital Markets Corporation, as the U.S. selling agent, and concurrently 5,525,000 shares will be offered in Germany and other countries outside the United States through Commerzbank Aktiengesellschaft and Wolfgang Steubing AG, as underwriters. In addition, to the extent that the underwriters sell more than 6,500,000 shares, Commerzbank Aktiengesellschaft has the option to purchase up to an additional 900,000 shares from the selling shareholders named in this prospectus. Private Media Group, Inc. will not receive any proceeds from the sale of shares by the selling shareholders. The offering price and underwriting discounts and commissions for both offerings are identical.

                           ------------------------


The common stock is quoted on the Nasdaq National Market under the symbol "PRVT". On January 9, 2002, the last reported sale price was (Euro) 9.01 per share ($8.03 based on a convenience translation rate of (Euro) 1.123 per U.S. dollar). We have applied to list the common stock on the Neuer Markt segment of the Frankfurt Stock Exchange.

This investment involves risk. See "Risk Factors" beginning on page 7.

                           ------------------------

                     PRICE (EURO) . A SHARE ($ . A SHARE)

                           ------------------------

                                                           Per Share     Total
                                                           ---------     -----
Public offering price....................................   (Euro)       (Euro)
Underwriting discounts and commissions...................   (Euro)       (Euro)
Proceeds, before expenses, to Private Media Group, Inc...   (Euro)       (Euro)
Proceeds, before expenses, to selling shareholders......    (Euro)       (Euro)

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Commerzbank Aktiengesellschaft expects to deliver the shares to purchasers on ., 2002.

                           ------------------------

                                  COMMERZBANK
                              AKTIENGESELLSCHAFT

                             WOLFGANG STEUBING AG

                                as UNDERWRITERS

  COMDIRECT BANK                           COMMERZBANK CAPITAL MARKETS CORP.
AKTIENGESELLSCHAFT                                 as SELLING AGENT
 as SELLING AGENT

                           ------------------------

                                    ., 2002

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
General Information......................................................  iii
Summary..................................................................    1
Risk Factors.............................................................    7
Use of Proceeds..........................................................   14
Capitalization...........................................................   15
Price Range of Common Stock..............................................   16
Dividend Policy..........................................................   16
Private Media Group, Inc.................................................   17
Selected Consolidated Financial
   Information and Operating Data........................................   19
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations............................................................   21
Business.................................................................   31
Management...............................................................   54
Security Ownership of Certain Beneficial
   Owners and Management.................................................   61
Shareholder Structure....................................................   63
Description of Capital Stock.............................................   64
United States Federal Income Tax
   Consequences..........................................................   66
German Tax Consequences..................................................   69
Underwriting.............................................................   71
The Offering.............................................................   74
Experts..................................................................   78
Legal Matters............................................................   78
Information Available to You.............................................   78
Index to Financial Statements............................................  F-1


                            -----------------------

                              GENERAL INFORMATION

Responsibility for the Contents of the Prospectus

     Private Media Group, Inc. and the underwriters assume responsibility for the contents of this prospectus in accordance with Article 13 of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and Articles 77 and 45 of the German Stock Exchange Act (Borsengesetz). Private Media Group, Inc. and the underwriters hereby declare that, to the best of their knowledge, the information contained in this prospectus is correct and no material facts have been omitted.


     This prospectus is being published as a preliminary offering circular in accordance with Article 10 of the German Securities Sales Prospectus Act and the rules and regulations of the U.S. Securities Act of 1933, as amended, respectively, and may be supplemented. Such supplements and the offering terms that are missing will be published in accordance with the provisions of the German Securities Sales Prospectus Act and the rules and regulations of the U.S. Securities Act of 1933, as amended, respectively.

Subject Matter of the Prospectus

     The subject matter of this prospectus in its function as a preliminary offering circular (Unvollstandiger Verkaufsprospekt) is an offering of up to 7,400,000 shares of common stock of Private Media Group, Inc. with a par value of $ 0.001 per share as follows:


     . 5,800,000 shares of common stock issued by Private Media Group, Inc.

     . 700,000 shares of common stock from the selling shareholders named in this prospectus, and

     . up to 900,000 additional shares of common stock from the selling shareholders named in this prospectus to cover the over-allotment option granted to Commerzbank Aktiengesellschaft.


     Each share will have full rights to dividends, if any are declared, from the date of its issuance for the fiscal year ending December 31, 2002, as well as for all subsequent fiscal years.


     The subject matter of this prospectus in its function as a company report (Unternehmensbericht) are 34,170,857 shares of common stock with a par value of $0.001 which will be all of the common stock of Private Media Group, Inc. issued and outstanding upon completion of this offering.


Forward-looking Statements

     This prospectus includes forward-looking statements. Statements other than statements of historical fact included in this prospectus, including the statements under the headings "Summary", "Risk

Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this prospectus regarding future events or prospects, are forward-looking statements. The words "may", "will", "expect", "anticipate", "believe", "estimate", "plan", "intend", "should" or variations of these words, as well as other statements regarding matters that are not historical fact, constitute forward-looking statements. We have based these forward-looking statements on our current view with respect to future events and financial performance. These views involve a number of risks and uncertainties which could cause actual results to differ materially from those we predict in our forward-looking statements and from our past performance. Although we believe that the estimates and projections reflected in our forward-looking statements are reasonable, they may prove incorrect, and our actual results may differ, as a result of the following uncertainties and assumptions:

     .    our business development, operating development and financial condition;
     .    our expectations of growth in demand for our products and services;

     .    our expansion and acquisition plans;

     . the impact of expansion on our revenue potential, cost basis and margins;

     . the effects of regulatory developments and legal proceedings on our business;

     .    the impact of exchange rate fluctuations; and

     .    our ability to obtain additional financing.

     We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except to the extent required by law. You should interpret all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf as being expressly qualified by the cautionary statements in this prospectus. As a result, you should not place undue reliance on these forward-looking statements.

Presentation of Financial Information

     Private Media Group, Inc. has prepared the financial statements contained in this prospectus in accordance with US GAAP. You should read the financial statements and the notes to the financial statements included elsewhere in this prospectus, together with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The accompanying audited consolidated financial statements of Private Media Group, Inc. as of December 31, 2000 and 1999 and for each of the three years ended December 31, 2000 are included elsewhere in this prospectus pursuant to the published regulations of the U.S. Securities and Exchange Commission. Also under these regulations, unconsolidated financial statements of Private Media Group, Inc. and unconsolidated financial statements of its subsidiaries are not required to be presented. Under the laws of the State of Nevada, Private Media Group, Inc. is not required to publish unconsolidated financial statements for either itself or any of its subsidiaries.


Currency

     For the purposes of this prospectus, (1) "U.S. dollars" or "$" means the lawful currency of the United States of America, (2) "SEK" or "Swedish Kronor" means the currency of the Kingdom of Sweden and (3) "(Euro)" or "euro" means the single currency introduced at the start of the third stage of European Economic and Monetary Union on January 1, 1999 under the Treaty of Rome establishing the European Economic Community, as amended by the Treaty on the European Union, signed at Maastricht on February 7, 1992.

     Historically a significant portion of our revenues and operating expenditures have been in Swedish Kronor, our reporting currency. Over time, due to internal growth, new business developments and acquisitions, our business activities are being increasingly conducted in countries of the European Union who have adopted the euro as their currency. As a result, for all future fiscal periods beginning after December 31, 2001, we intend to submit our accounting reports using the euro as our primary reporting currency. The transitional period for the introduction of the euro ended on January 1, 2002, when the euro replaced all local currencies in the eleven member states. Although the euro conversion may affect cross-competition by creating cross-border price transparency, we believe that this development is unlikely to affect our business due to the low per item cost of our magazines, movies and other products.

     For all periods prior to December 31, 2001 in this prospectus, transactions involving foreign currencies are translated into Swedish Kronor or functional currencies using exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and the resulting gain or loss is charged to income in the period.


Intellectual Property

     Private, Private Media, our Private logo, Pirate, Triple-X, Triple-X Files, Private Black Label, Private XXX, Gaia, Private Sex, Private Life, Private Style, www.privatespeed.com, Private Gold, Private Blue, www.private.com, www.prvt.com, www.privatecinema.com, www.privatelive.com, www.privategold.com, www.privatechannels.com, www.sexclub.sex.se, www.privateusa.com, www.private.com.ar, www.private.com.au, www.maxs.se, www.sex.se, www.clubx.com.au, and www.privategold.com are some of our trademarks and trade names. Other marks used in this prospectus are the property of their owners, which includes us in some instances. Information on these websites is not a part of this prospectus.


Definitions

     In this prospectus, any reference to "we", "us" or "Private Media Group" refers to Private Media Group, Inc. and its consolidated subsidiaries, and not to any of the underwriters. Milcap Media Group refers to Milcap Media Group SL (Spain) and Milcap Media Limited refers to Milcap Media Limited (Cyprus). "Commerzbank" refers to Commerzbank Aktiengesellschaft.

                                     SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the "Risk Factors" section beginning on page 7.



                               Private Media Group

Overview

     We are a leading international provider of high quality adult media content for a wide range of media platforms. We acquire still photography and motion pictures tailored to our specifications from independent directors and process these images into products suitable for popular media formats such as print publications, digital versatile disks, or DVDs, videotapes and electronic media content for Internet distribution. We distribute our adult media content directly, and through a network of local affiliates and independent distributors, through multiple channels, including (1) newsstands and adult bookstores, (2) mail order catalogues, (3) cable, satellite and hotel television programming and (4) over the Internet via proprietary websites and evolving broadband delivery services. In addition to media content, we market and distribute branded leisure and novelty products oriented to the adult entertainment lifestyle and generate additional sales through the licensing of our Private trademark to third parties. In the first nine months of 2001, we had net sales of SEK 266.9 million and net income of SEK 74.7 million.


     Our business was founded in 1965 and achieved initial success through our flagship publication, Private, the first full color, hardcore sex publication in the world. Today, we produce four X-rated periodical magazines: Private, Pirate, Triple X and Private Sex, as well as several special feature publications each year. As of December 31, 2001, we had compiled a digital archive of more than two million photographs and all of our 337 print publications. We expect to add two additional issues and hundreds of photographs each month to this archive. Approximately 300,000 copies of our print publications are distributed each month at an average retail price of approximately (Euro) 11.50. We distribute our publications through a network of approximately 250,000 points of sale in more than 35 countries, with strong market positions in Europe, Latin America, Australia and Canada. We believe that our distribution network has the potential to reach nearly 500,000 points of sale in our existing markets.


         Since 1992, we have also acquired, processed and distributed adult motion picture entertainment. We acquire motion pictures that meet our exacting standards for entertainment content and production value from independent directors, either under exclusive contracts or on a freelance basis. We then edit and process these motion pictures to ensure consistent image quality and prepare and customize them for distribution in several formats, including DVDs, videocassettes, broadcasting, which includes cable, satellite and hotel television programming, and the Internet. Our proprietary motion pictures and those produced by joint ventures in which we participate have received 61 industry awards since 1994, evidencing our success in setting high quality standards for our industry. As of December 31, 2001, our movie library contained 462 titles. We expect to add approximately 136 titles by the end of 2002.


         Since 1997, we have expanded our presence in emerging electronic markets for adult media content, such as the Internet, DVDs and broadcasting. We believe that these markets comprise the fastest growing segment of the adult entertainment industry. We launched our first Internet website, www.private.com, in 1997. In 1999, we launched two additional websites, www.privatecinema.com and www.privatelive.com. We also generate incremental sales by licensing our trademarks and proprietary adult media content for use on the websites of other companies.

         We license our content to cable and satellite television operators as well as to hotels. We have also launched two television channels, Private Gold and Private Blue, that broadcast our content. Consumers pay for these products either on a pay-per-view basis or by subscription.

         In May 2001, we launched our www.privatespeed.com website to deliver our proprietary motion pictures to our customers using broadband connections over the Internet. This website utilizes advanced networking technology to furnish customers with instant access to our motion picture archive by buying blocks of viewing time. We are also preparing to distribute our adult media content through fixed and third generation mobile telecommunications technologies. While broadband and other high-speed Internet and telephonic connections remain in their infancy today, we believe that these technologies represent a substantial growth opportunity for us in the future.

         We operate in a highly regulated industry. This requires us to be socially aware and sensitive to government strictures, including laws and regulations designed to protect minors and to prohibit the distribution of obscene material. We take great care to comply with all applicable governmental laws and regulations in each jurisdiction where we conduct business. Moreover, we do not knowingly engage the services of any business or individual that does not adhere to the same standards. Since 1965, we have never been held to have violated any laws or regulations regarding obscenity or the protection of minors.

Market Opportunity

         Demand for adult entertainment products has grown substantially in recent years. We believe that the total worldwide adult entertainment market exceeds $ 56 billion annually. Of this market, we believe that our target market, including print publications, videocassettes, DVDs, broadcasting and the Internet, comprises more than $ 40 billion. We believe that two principal factors are driving growth in our industry: the relaxation of social and legal restrictions on distribution of adult entertainment products and new technologies that facilitate the distribution of high quality adult media content to consumers in the privacy of their own homes. As a result of liberalized regulation of adult entertainment products, we now distribute our products in physical form in 35 countries worldwide with a total population of
1.1 billion, as compared to six European countries with a population of 144 million when the current management took control in 1991. We expect this liberalizing trend to continue, which should expand our potential markets further in the future.


         The proliferation of easy to use electronic equipment, such as video cassette recorders, or VCRs, and DVD players, which allow consumers to view high quality video products in the privacy of their home, has boosted demand for adult media content compatible with these formats. For example, the installed base of DVD players in Western Europe and the United States doubled in 2001. Also, the evolution of the Internet as a channel of commerce and content distribution has stimulated additional demand for adult media content. Advances in satellite, cable and hotel communications systems furnish another relatively new channel for the delivery of media content, including adult entertainment, into private homes, hotels and businesses.


         We expect these regulatory and technological developments to fuel increasing demand worldwide for adult media content of all kinds, including demand for products in our principal market niche: explicit, unrated adult media content. In addition, we believe that market demand for content to fill new media outlets will lead mainstream media content providers to seek still more adult media content in the future. We expect that the high quality standards of the mainstream media, technological demands of multiple delivery formats and global marketing and distribution costs will increase capital requirements for providers of adult media content. While the adult entertainment industry is currently characterized by a large number of relatively small producers and distributors, we believe that the factors discussed above will cause smaller, thinly capitalized producers to seek partners or exit the adult entertainment business, leading to a consolidation of the adult entertainment industry.


Our Competitive Strengths

         We believe the following strengths, among others, will enable us to exploit the growing global market for adult entertainment:

Extensive library of high quality adult media content

         We have an extensive library of high quality adult media content. We hold exclusive worldwide rights to this entire content archive. We believe that this electronic archive constitutes one of the largest libraries of high quality adult media content in the world.

Recognized brand name

         We believe that our target customers associate the Private brand name with high quality adult entertainment products and services. This name recognition attracts leading producers of adult media content, as well as distributors and prospective joint venture partners interested in working with Private

Media Group. We believe that these activities engender a loyal customer base which, in turn, enables us to grow even with relatively modest external advertising and marketing expenditures.

Established market position and distribution network

         We have a well-established worldwide distribution network which has been built up over the past 35 years, including some 250,000 points of sale in over 35 countries as of September 30, 2001. This broad distribution network provides an effective channel to introduce new products and services and new formats for existing products and services. We believe that our broad, multi-format distribution network affords our customers convenient access to high quality adult media content in the format of their choice.


Flexible operating structure and access to substantial capital

         We acquire adult media content from third-party directors on a project basis. This approach gives us substantial flexibility in terms of production volume and delivery time, significantly reduces our fixed production overhead and largely eliminates the risk to us of cost overruns in production. As a public company with access to the capital markets and, in recent years, significant operating cash flow, we believe that we will have sufficient financial resources to increase our production and grow through acquisitions without sacrificing our high quality standards.

Experienced professional management

         Our management team has extensive experience in the production and distribution of adult media content and in general business administration. Berth H. Milton, our Chief Executive Officer, has extensive knowledge of our industry and has successfully founded and developed other profitable businesses. Other members of our management team have broad expertise in content production, sales and marketing, technology and finance.


Our Strategy

         Our vision is to be the world's preferred content provider of adult entertainment to consumers anywhere, at any time and across all distribution platforms and devices. We have developed the strategies described below to increase sales and operating margins while maintaining the quality of our products and services and the integrity of our brand name.

     . Develop strategic alliances and joint ventures with businesses outside of the adult entertainment industry to broaden our distribution channels.

     . To be at the forefront of the adult entertainment industry in adapting new technology and distribution channels, such as broadband distribution of our motion pictures.

     .    Increase market share through strategic acquisitions.

     . To complete the digitalization of our entire movie and photograph library in order to prepare our library for distribution in new electronic media.

     .    Continue to increase and strengthen brand awareness.


                               ----------------

         Private Media Group, Inc. was incorporated in 1980 in the State of Utah under the name Glacier Investment Company, Inc. for the purpose of acquiring or merging with an established company. We subsequently changed our place of incorporation to the State of Nevada in 1991. In 1998, we acquired the adult entertainment businesses conducted by Milcap Media Limited since 1965 and by Cine Craft Limited. We changed our name to Private Media Group, Inc. in November 1997 in connection with that acquisition. Our principal executive office is located at 22-26 Carretera de Rubi, 08190 Sant Cugat del Valles, Barcelona, Spain, and our telephone number is 34-93-590-7070. Our corporate website is located at www.prvt.com. Information on the website is not a part of this prospectus.


                                 Risk Factors

         Investing in our common stock involves substantial risks. See the "Risk Factors" section of this prospectus for a description of risks you should carefully consider before investing in our common stock.

                                  The Offering



The global offering /(1)/.............  6,500,000 shares are offered, of which
                                        5,800,000 newly issued shares are
                                        offered by Private Media Group, Inc. and
                                        700,000 outstanding shares are offered
                                        by the selling shareholders. The global
                                        offering consists of the U.S. offering
                                        and the international offering.

The international offering............  Private Media Group, Inc. and the selling shareholders are offering a
                                        total of 5,525,000 shares to retail and
                                        institutional investors in Germany and
                                        to institutional investors in other
                                        countries outside the United States
                                        through Commerzbank and Wolfgang
                                        Steubing AG, as underwriters.

The U.S. offering.....................  Private Media Group, Inc. and the
                                        selling shareholders are offering a
                                        total of 975,000 shares in a public
                                        offering in the United States through
                                        Commerzbank Capital Markets Corporation,
                                        as U.S. selling agent.

Over-allotment option.................  The selling shareholders have granted
                                        Commerzbank the option to purchase up to
                                        900,000 additional shares to cover
                                        over-allotments, if any.

Common stock to be outstanding after
the offering /(2)/....................  34,170,857 shares.

Offering period.......................  Expected to run from January 25, 2002 to
                                        February 1, 2002.

Date of allocation of stock...........  Expected to be February 4, 2002.

Form, delivery and payment............  The shares will be represented by one or more global certificates to be deposited
                                        with DTC. Payment for the shares sold in
                                        the offering is expected to occur on or
                                        about ., 2002. Private Media Group, Inc.
                                        expects to deliver the shares on the
                                        same date through the book-entry
                                        facilities of the DTC and its
                                        participants, Clearstream Banking AG and
                                        Euroclear Bank S.A.

Price per share of common stock.......  .

Use of proceeds.......................  For expansion of international operations and the product portfolio,
                                        working capital, repayment of
                                        approximately $ 4.0 million of short-
                                        term debt and general corporate
                                        purposes.

Designated sponsors for the
Neuer Markt segment...................  Commerzbank and Wolfgang Steubing AG.

Transfer agent and registrar..........  InterWest Transfer Company, Inc.

Paying agent..........................  Commerzbank.

Lock-up agreements...................   Private Media Group, Inc. has entered
                                        into lock-up agreements with the
                                        Deutsche Borse AG and with Commerzbank.
                                        The members of the board of directors,
                                        executive officers and some holders of
                                        common stock have also entered into
                                        lock-up agreements with Private Media
                                        Group, Inc. and Commerzbank.


(1) All of the shares offered by Private Media Group, Inc. will be provided through a new issuance of common stock.

(2) We expect 34,170,857 shares to be outstanding after this offering, based on 28,370,857 shares outstanding as of January 11, 2002 and excluding:
     . 21,000,000 shares of common stock issuable upon the conversion of 7,000,000 shares of our outstanding $ 4.00 Series A Convertible Preferred Stock;
     . 1,702,986 shares of common stock subject to outstanding vested options at a weighted average exercise price of approximately $ 5.61 per share and 708,100 shares of common stock subject to unvested options;
     . 75,000 shares of common stock issuable upon exercise of outstanding warrants at an average exercise price of approximately $ 4.67 per share;
     . 208,464 shares of common stock issuable upon exercise of outstanding warrants at an average exercise price of $ 9.63 per share; and
     . 42,126 unissued shares of common stock which have accrued as dividends on the preferred stock of Private Media Group, Inc.

       Summary Consolidated Financial Information and Other Operating Data

     The table below provides you with summary historical consolidated financial and other operating data of Private Media Group, Inc., who has prepared the summary historical consolidated financial data from our consolidated financial statements for the three years ended December 31, 2000, 1999 and 1998 and the nine month periods ended September 30, 2001 and 2000. The financial statements for the three fiscal years ended December 31, 2000, 1999 and 1998, have been audited by Ernst & Young AB, independent auditors. The interim consolidated financial statements for the nine month periods ended September 30, 2001 and 2000 have not been audited. The interim consolidated financial statements include all adjustments, consisting of normal recurring accruals, which Private Media Group, Inc. considers necessary for a fair presentation of the consolidated financial position and results of operations for these periods.



 The consolidated balance sheet data included below are presented on an actual basis as of September 30, 2001 and as adjusted to give effect to (1) the sale of 5,800,000 shares of common stock that Private Media Group, Inc. is offering at an assumed public offering price of (Euro) 9.01 per share ($ 8.03 based on a convenience translation rate of 1.123 euros per U.S. dollar), after deducting the estimated underwriting discounts and estimated offering expenses, and (2) the repayment of a Note from Commerzbank in the principal amount of $
4.0 million plus the greater of (1) accrued interest payable on the Note or (2) a prepayment premium of $ 200,000. The loan was made subsequent to September 30, 2001.



     This summary historical financial data and other operating data should be read along with the historical consolidated financial statements and related notes, "Selected Consolidated Financial Information and Operating Data", "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in or appearing elsewhere in this prospectus.



                                              Nine Months Ended September 30,
                                         -----------------------------------------
                                                                         2000/(1)/
                                          2001           2001           (Restated)
                                         ------         ------          ----------
                                          Euros          SEK                SEK

                                      (in thousands, except operating and share data)
Statement of Income Data:
Net sales.............................   27,401          266,883          184,237
Cost of sales.........................    8,900           86,683           74,839
Operating income......................    7,745           75,437           42,684
Net income............................    7,669           74,698           37,897
Income applicable to
   common shareholders................    6,523           63,533           28,389
Weighted average of shares
   outstanding........................                28,032,075       27,110,716
Basic income per share................     0.23             2.27             1.05
Fully diluted income per
   share..............................     0.16             1.51             0.77
Operating Data:
Magazines (issues)....................                        19
Videos (titles).......................                        64
DVDs (titles).........................                        90
Web pages available...................                   500,000
Internet subscriptions................                   100,000
Broadcasting (potential
   viewers) /(3)/.....................                28,000,000
Broadband (minutes sold)..............                   640,000


                                                                 Year Ended December 31,
                                        --------------------------------------------------------------------
                                                                          1999/(1)(2)/         1998/(1)(2)/
                                         2000               2000/(1)/      (Restated)           (Restated)
                                        ------              --------       ----------           ----------
                                        Euros                  SEK            SEK                   SEK

                                                  (in thousands, except operating and share data)
Statement of Income Data:
Net sales.............................   26,497               258,084          175,426          166,317
Cost of sales.........................   10,141                98,770           84,624           72,851
Operating income......................    6,410                62,436           25,141           39,729
Net income............................    5,442                53,009           19,567           35,064
Income applicable to
   common shareholders................    4,123                40,162            7,292           29,422
Weighted average of shares
   outstanding........................                     27,002,220       25,269,792       23,372,505
Basic income per share................     0.15                  1.49             0.29             1.26
Fully diluted income per
   share..............................     0.11                  1.09             0.29             0.76
Operating Data:
Magazines (issues)....................                             26               26               24
Videos (titles).......................                             86               76               68
DVDs (titles).........................                             82               19                0
Web pages available...................                        320,000          155,000           60,000
Internet subscriptions................                         50,000           14,000                0
Broadcasting (potential
   viewers) /(3)/.....................                      5,500,000                0                0
Broadband (minutes sold)..............                              0                0                0


                                                        (footnotes on next page)



                                                   As of September 30,                       As of December 31,
                                            ------------------------------------    ----------------------------------
                                                                                                               1999
                                                            2001                           2000             (restated)
                                            ------------------------------------    ----------------------  ----------
                                                                          As
                                                  Actual               Adjusted                   Actual
                                            -------------------       ----------    ----------------------------------
                                             Euro        SEK             SEK          Euro         SEK          SEK
                                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents/(4)/...........    1,786       17,400         475,111        1,476       14,381       7,370
Working capital/(4)/.....................   21,823      212,549         670,260       14,426      140,510      98,794
Total assets/(4)/........................   51,133      498,036         955,747       39,842      388,063     256,654
Total debt/(4)/..........................      122        1,187           1,187          550        5,356       6,555
Net shareholders' equity.................   40,234      391,876         849,587       31,050      302,423     211,014


/(1)/ We have revised our previously reported basic earnings per share presentation for the nine month period ended September 30, 2000 and for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, to properly reflect the issuance of common stock as dividends earned on our outstanding convertible preferred stock. This reduced our previously reported basic earnings per share by SEK 0.25 per share in the nine month period ended September 30, 2000 and SEK 0.47, SEK
       0.48 and SEK 0.24 per share for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively. The restatement had no effect on previously reported diluted earnings per share for the nine month period ended September 30, 2000 and the twelve month periods ended December 31, 2000, 1999 and, 1998, respectively, except for the 1999 year for which there was a reduction of SEK 0.12 per share.


/(2)/ In connection with the preparation of our 2000 financial statements, we determined that the previously issued 1996, 1998 and 1999 financial statements required restatement for the following items:
       . to give effect to intercompany contractual arrangements which affect the character and amount of taxable income reported in some countries. We have increased the previously reported provision for income taxes and income taxes payable to provide for estimated taxes due under these arrangements, along with related penalties and interest which may become due as a result of these changes;
       . to consolidate the accounts and results of operations of the companies, Private Circle, Inc., and Viladalt S.L., the activities of which we may be deemed to control. In April 2001, we entered into an agreement to sell our interest in Private Circle;
       . to recognize additional compensation expense in 1999 for stock options granted to a part-time officer who is also a consultant; and
       . to give effect to additional income tax expense in 1996 related to an error in calculating deductible allowances recorded by our Spanish subsidiary in its 1996 income tax return. The Spanish taxing authorities disallowed these allowances in an examination during 2000.


/(3)/  Information provided by joint venture partners.


/(4)/ In December 2001 we borrowed $ 4.0 million from Commerzbank pursuant to a Note due December 20, 2002 in order to expand our product portfolio. The Note bears interest at an annual rate of 7%, payable quarterly, with the entire principal amount and accrued interest due on December 20, 2002. The Note is secured by a guaranty from Slingsby Enterprises Limited and a pledge by Slingsby Enterprises of 5,600,000 shares of our $ 4.00 Series A Convertible Preferred Stock. The Note is prepayable in full upon the sale of equity in this offering. Upon the Note becoming prepayable, we are required to repay the entire principal amount of the Note together with the greater of (a) accrued interest payable on the Note or (b) a prepayment premium equal to $ 200,000. Accordingly, the balance sheet data, as adjusted, give effect to the receipt and repayment of $ 4.0 million of principal plus an assumed prepayment premium of $ 200,000.


         Solely for the convenience of the reader, we have translated this financial data into euros at the rate of SEK 9.74 per euro, the exchange rate of the Swedish Riksbank on September 30, 2001. You should not construe these translations as a representation that the amounts shown could have been, or could be, converted into euros at that or any other rate.


         Unless we indicate otherwise, all information in this prospectus (1) assumes the underwriter's option to purchase additional shares in the offering will not be exercised and (2) reflects a three-for-one stock dividend distributed to holders of record of shares of common stock on May 30, 2000, and a one-for-five reverse stock split in December 1997.

                                  RISK FACTORS


     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may have difficulty managing our growth.

     We are experiencing significant growth. This growth exposes us to increased competition, greater operating, marketing and support costs and other risks associated with entry into new markets and the development of new products and services and could place a strain on our operational, human and financial resources. To manage growth effectively, we must:


     . attract and retain qualified personnel including, in particular, accounting personnel;
     . upgrade and expand our infrastructure so that it matches our level of activity;
     .    manage expansion into additional geographic areas; and
     . improve and refine our operating and financial systems and managerial controls and procedures.

     If we do not effectively manage our growth, we will not be successful in executing our business plan, which could materially adversely affect our business, results of operations and financial condition.

Our business involves the provision of sexually explicit content which can create negative publicity, lawsuits and boycotts.

     We are engaged in the business of providing adult-oriented, sexually explicit products worldwide. Many people regard our primary business as unwholesome. Various national and local governments, along with religious and children's advocacy groups, consistently propose and enact legislation to restrict the provision of, access to, and content of such entertainment. These groups also often file lawsuits against providers of adult entertainment, encourage boycotts against such providers and mount negative publicity campaigns. In this regard, our magazines, and some of our distribution outlets and advertisers, have from time to time been the target of groups who seek to limit the availability of our products because of their content. We expect to continue to be subject to these activities.

     The adult-oriented content of our websites may also subject us to obscenity or other legal claims by third parties. We may also be subject to claims based upon the content that is available on our websites through links to other sites and in jurisdictions that we have not previously distributed content in. Implementing measures to reduce our exposure to this liability may require us to take steps that would substantially limit the attractiveness of our websites and/or their availability in various geographic areas, which could negatively impact their ability to generate revenue.

     In addition, some investors, investment banks, market makers, lenders and others in the investment community may refuse to participate in the market for our common stock, financings or other activities due to the nature of our primary business. These refusals may negatively impact the value of our common stock and our opportunities to attract market support.

We face online security risks in connection with our Internet business.

     Online security breaches could materially adversely affect our business. Any well-publicized compromise of security could deter use of the Internet in general or use of the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials in particular. For example, the November 2001 security breach of the Playboy.com website that allowed a computer hacker to steal customers' credit card numbers could deter current and future subscribers from using or subscribing to our website. In offering online payment services, we will increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our consumers' transaction data. In addition, experienced programmers may attempt to steal proprietary information or cause interruptions in our services. To prevent such developments we may need to expend significant capital and other resources to protect against these problems.

Continued imposition of tighter processing restrictions by credit card associations and acquiring banks would make it more difficult to generate revenues from our websites.

     Our ability to accept credit cards as a form of payment for our online products and services is critical to us. There are ongoing efforts by credit card associations to restrict the processing of credit cards for online adult-related content. To protect against such restrictions, we must invest heavily in new technologies to protect against fraud. Unlike a merchant handling a sales transaction in a non-Internet environment, e-commerce merchants are fully responsible for all fraud perpetrated against them.

     Our ability to accept credit cards as a form of payment for our online products and services could be restricted or denied for many reasons, including:

     . Visa Tier 1 capital ratio requirements for financial institutions have significantly reduced the total dollar sales volume of Visa credit card activity that any bank can process in any given month;
     .    if we experience excessive chargebacks and/or credits;
     .    if we experience excessive fraud ratios;
     . if there is a breach of our security resulting in a theft of credit card data;
     . if there is a change in policy of the acquiring banks and/or credit card associations with respect to the processing of credit card charges for adult-related content;
     . tightening of credit card association chargeback regulations in international commerce;
     . banks might choose not to accept accounts with adult-related content, in a similar manner to one bank in Spain which we previously used.

     Recently, American Express has instituted a policy of not processing credit card charges for online, adult-related content. If other credit card processing companies were to implement a similar policy, this could have a material adverse effect on our business, results of operations and financial condition.

We outsource our production and distribution.


     We acquire still photography and motion pictures from independent directors and we rely on third-party distributors to deliver our products to end-users through multiple distribution channels, including newsstands, the Internet and broadcasting. Our relationship with such directors and distributors is contractually based. We cannot guarantee that our contracts with directors will be fulfilled or that we will enter into new ones, in which case we may not have adequate content for our magazines and movies. Also, we cannot guarantee that our contracts with distributors will be renewed, in which case we may not be able to sell new products through some or all channels or into some countries. Failure to secure new production contracts, to secure the fulfillment of current contracts or to maintain our current distribution contracts could have a material adverse effect on our business, results of operations and financial condition.

We are dependent upon key employees.

     Our future success depends, to a significant degree, on the continued services of our executive officers and other key personnel, including Berth H. Milton, Claes Henrik Marten Kull, Javier Sanchez and Johan Gillborg. We intend to acquire key-man life insurance on the lives of Messrs. Milton and Kull naming us as the beneficiary. We have not yet procured such insurance and there is no guarantee that we will be able to obtain such insurance in the future.


     Mr. Milton is the founder of our principal operating division, Milcap Media Group, and has taken part in the management and marketing operations since the acquisition of the trademark Private in 1990. We cannot guarantee that we will be successful in retaining his services in the future.


     We do not presently have employment agreements with any of our executive officers or key personnel described above. The loss of the services of any of them or an inability to continue to attract, motivate and retain highly qualified and talented personnel, including software development technical personnel, could have a material adverse effect on our business and operating results.

Our business is highly competitive.

     We compete in all aspects of our business, including price, promptness of service and product quality. We compete with a number of other businesses, offering various adult-oriented leisure-time activities, including Playboy Enterprises, Inc., Vivid Entertainment, General Media International, Inc. (Penthouse), Video Company Of America and Beate Uhse AG. Some of our competitors have significantly greater market presence, name recognition and financial and technical resources than we do. In addition, these companies may develop products or services that are more effective than our products or services and/or they may be more successful than us in marketing their products or services. We believe that the adult entertainment market will continue to shift towards the use of explicit sexual content, our principal market, resulting in increased competition in this area of our business. In our Internet business, we compete with other adult media content websites as to the content of their programming and the subscription fees that are offered to members. In addition, if free adult media content on the Internet becomes more widely available, this may negatively impact our ability to attract fee-paying members. To the extent that current and potential competitors compete on the basis of price, this could result in lower margins for our products.

We are subject to rapidly changing technology.

     We are engaged in businesses that have undergone rapid technological change over the past few years. Therefore, we face risks inherent in businesses that are subject to rapid technological advancement and changes in consumer demands. This includes the possibility that a technology that we have invested in may become obsolete, requiring us to invest in new technology. For example, we recently discontinued production of our CD-Rom line of products in favor of DVDs and videos.

     Our future success will depend, in part, on our ability to adapt to rapidly changing technologies, to enhance existing services and to develop and introduce a variety of new services to address changing demands of our consumers.

New technological discoveries may render our equipment uneconomical or obsolete.

     As technologies change, the equipment used in our markets may become obsolete. As a result, we subcontract and intend to continue to subcontract capital intensive or technically complex businesses such as editing, video and videocassette duplication, DVD replication and other similar businesses. However, we may not have access to these subcontractors when their services are required, and their services may not be available on favorable terms.

We depend upon the future growth of the Internet and the continued viability of the infrastructure supporting it.

     The growth of our Internet operations relies on rapid technological changes in Internet-driven markets and increased use of the Internet by consumers. These technological changes may not continue and the telecommunications infrastructure supporting the Internet may not be sufficiently developed to support the adoption of new technologies.

     Our future success also depends, in part, upon the continued growth of the Internet. This growth is a recent phenomenon and the current rate of growth may not be sustained in future periods. There is some evidence that the rate of growth of Internet usage has decreased in the last year. Factors that could negatively influence the growth of the Internet in the future include:

     . the availability of an Internet infrastructure sufficient to support its growth;
     . delays in the development or adoption of new standards and protocols required to handle increased Internet activity;
     .    increased governmental regulation of the Internet; and
     .    piracy, particularly in new jurisdictions.

     Portions of the Internet have experienced outages due to damage to portions of the Internet's infrastructure. If outages or delays frequently occur in the future, Internet usage (including usage of our websites) could grow more slowly, stagnate or decline. Any actual or perceived failure of the Internet could undermine the benefits of our products and services. In particular, delays and outages could result in slower response times and adversely affect usage of our websites.

Increased government regulation in the United States or abroad could limit our ability to deliver content and expand our business.

         New laws or regulations relating to the Internet, or more aggressive application of existing laws, could decrease the growth of our websites, prevent us from making our content available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition and operating results. These new laws or regulations could relate to liability for information retrieved from or transmitted over the Internet, taxation, user privacy and other matters relating to our products and services. For example, the U.S. government has recently enacted laws regarding website privacy, copyrights and taxation. Moreover, the application to the Internet of other existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, employment and personal privacy is uncertain and developing.

         Cable system operators could also become subject to new governmental regulations that could further restrict their ability to broadcast our programming. If new regulations make it more difficult for cable operators to broadcast our programming, our operating performance would be adversely affected. For a more complete discussion of current and pending government regulation affecting our business, see "Business - Government Regulation".

Our Internet gaming activities are subject to a developing body of regulations.

         We recently entered into a licensing and profit revenue sharing agreement with an online gaming company that offers sports betting and casino-style games online from facilities located outside the United States. In return for licensing our trade names and media content, we will receive a portion of the revenues derived from such gaming activities. Under this agreement, the online gaming company is responsible for compliance with all applicable laws and regulations governing its gaming services. We may nevertheless be deemed to be a principal in this venture and may be subject to the gaming related laws and regulations of each jurisdiction in which the online gaming company conducts its business. The application of these laws and regulations and the level of enforcement has been sporadic and the regulatory climate is uncertain. However, online sports and casino betting is unlawful in all states of the United States and very likely under any of several U.S. federal laws. Successful prosecutions have been brought at the state and federal level on both a corporate and individual basis. Accordingly, we risk possible prosecution as either a direct principal or on an aiding and abetting theory. Any prosecution in the United States or in other countries could have material adverse effect on our business, results of operations and financial condition.


         Finally, to the extent that we fail to qualify to do business as a foreign corporation in any state or jurisdiction that requires such qualification due to the availability of our online gaming and other activities within that state or jurisdiction, we could be subjected to a variety of penalties including fines on a corporate and individual level, an inability to enforce contracts and, in several jurisdictions, imprisonment. Any such penalties could have a material adverse effect on our business, results of operation and financial condition.


We are currently in a significant legal dispute with the Swedish tax authority.

         On June 7, 1999, the Swedish tax authority instituted a proceeding against one of our subsidiaries, Milcap Media Limited, in the Administrative Court in Stockholm, alleging that Milcap Media Limited had a permanent establishment in Sweden and failed to withhold payroll tax, and therefore owed corporate income and payroll withholding taxes in Sweden for the fiscal years 1995 through 1998. The Swedish tax authority then obtained an order to seize assets of up to SEK 17.7 million of Milcap Media Limited in connection with the proceeding.


         On December 20, 1999, the Swedish tax authority rendered an official decision assessing income to Milcap Media Limited for a total amount of SEK
150.0 million. We are appealing this assessment. If upheld, the effective tax on this income assessment would be SEK 42.0 million plus fines of SEK 16.8 million. Interest, which could be significant, would also be payable on these amounts.


         We cannot predict the final outcome of the appeal, nor when final decision will be rendered. In addition, we have requested postponement of the payment of taxes and fines pending the outcome of the appeal, but as yet the Swedish tax authority has delivered no decision as to postponement.

We face risks relating to our proprietary intellectual property rights.

         We rely on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and non-disclosure agreements to protect our proprietary products. Despite these precautions, it may be possible for unauthorized third parties to copy parts of, or otherwise obtain and use, our products without authorization, or to substantially use our concepts and market them, trading on our established customer base. Products sold over the Internet are particularly vulnerable to piracy, particularly in some developing countries. In addition, we cannot be certain that others will not develop substantially equivalent or superseding products, thereby reducing the value of our proprietary rights. Confidentiality agreements with our employees or license agreements with our customers may not provide meaningful protection for our proprietary information in the event of any unauthorized use or disclosure of that proprietary information.

         We do not believe that our products infringe the proprietary rights of third parties, and we are not currently engaged in any intellectual property litigation or proceedings. Nonetheless, in the future we could become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. In addition, to the extent we may desire, or are required, to obtain licenses to patents or proprietary rights of others, there can be no guarantee that any such licenses will be made available on terms acceptable to us, if at all.

Our future capital requirements and need for additional financings are uncertain.

         We believe that our available capital resources will be adequate to fund our working capital requirements based upon our present and anticipated level of operations for the 12-month period following the date of this prospectus. However, unanticipated future events may cause us to seek additional working capital sooner. In addition, we intend to expand our business activities in the next 12 months, which may require additional sources of funding. A shortage of capital would affect our ability to fund our working capital requirements. If we require additional capital, funds may not be available on acceptable terms, or at all. In addition, if we raise additional capital through the sale of equity securities, the issuance of these securities could dilute existing shareholders. If funds are not available, this could materially adversely affect our financial condition and results of operations.

Enforcement of civil liabilities against Private Media Group and its management may be difficult.

         Private Media Group, Inc. is a corporation organized under the laws of the State of Nevada. Our agent for service of process in the United States is Gateway Enterprises, Inc., whose address is 3230 Flamingo Road, Suite 156, Las Vegas, Nevada 89121. Presently, most of our directors and officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon them or to enforce, in courts outside the United States, judgments against these persons obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws. In addition, since substantially all of our assets are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.


There are risks associated with our foreign operations.

         Substantially all of our operations are conducted outside the United States. In addition, our growth strategy contemplates increased services to foreign customers and to domestic customers distributing programming to international markets. As a consequence of the global nature of our business, we will be exposed to market risks from changes in interest rates and foreign currency exchange rates that may adversely affect our results of operations and financial condition. By virtue of our significant operations outside the United States, we will be subject to the risks normally associated with cross-border business transactions and activities, including those relating to delayed payments from customers in some countries or difficulties in the collection of receivables generally.

         In addition, we will be exposed to the risk of changes in social, political and economic conditions in the countries where we engage in business. Political and economic instability in these countries could adversely affect our business activities and operations. Unexpected changes in local regulatory requirements, tariffs and other trade barriers and price or exchange controls could limit operations and make the repatriation of profits difficult. In addition, the uncertainty of differing legal environments could limit our ability to effectively enforce our rights in some markets.

We are subject to risks relating to performers.

         Our movie and print productions are subject to U.S. and foreign regulations which govern the terms and conditions under which sexually explicit media productions may occur. We have adopted practices and procedures intended to ensure compliance with these regulations. Although these measures are intended to protect us from liability under applicable U.S. and foreign laws governing sexually explicit media productions, we cannot guarantee that we will not be subject to successful legal attacks in the future.


Future acquisitions could create significant risks for us.

         We have grown, in part, through acquisitions, and we may acquire complementary or ancillary businesses in the future. We may not be able to integrate acquired businesses into our operations or operate any such businesses on a profitable basis. Acquisitions may not result in profitable operations. In addition, acquisition opportunities may not become available, or may not be accomplished, on favorable terms. Because we may issue securities as full or partial payment for an acquisition, fluctuations in our common stock may have an adverse effect on our ability to make additional acquisitions.


Outstanding options, warrants and convertible preferred stock could have an adverse effect.

     As of January 11, 2002 we had a significant number of outstanding warrants and options, including 208,464 warrants for our common stock exercisable at $
9.63 per share and options for our common stock under the 1999 Employee Stock Option Plan, which has 3,600,000 authorized option shares. The holders of these securities have, at nominal cost, the opportunity to profit from a rise in the market price of our common stock without presently assuming the risks of ownership. In addition, 7,000,000 shares of our convertible preferred stock are currently outstanding. Holders of our convertible preferred stock are entitled to convert each share of preferred stock into three shares of our common stock and to receive a quarterly dividend payable in our common stock. Any such exercise or conversion would dilute the interest of other equity security holders. As long as these securities remain outstanding, our ability to obtain additional capital may be adversely affected. The holders of these securities may exercise their conversion or exercise rights at a time when we would be able to obtain any needed capital through a new offering of our securities on terms more favorable to us than those provided by these existing warrants, options and preferred shares.


     Of the 28,370,857 shares of our common stock outstanding on January 11, 2002, more than 248,889 are currently "restricted securities", as that term is defined in Rule 144 as promulgated by the SEC under the Securities Act. In addition, the 21,000,000 common shares issuable upon conversion of the 7,000,000 outstanding preferred shares are currently held by an affiliate of ours, and therefore are currently restricted shares. As restricted shares, these shares may be resold pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemption from registration under the Securities Act.


     There is no limit on the amount of restricted securities that may be sold by a non-affiliate of ours after the restricted securities have been held by the owner for a period of two years. Sales of our common stock under Rule 144 or any other exemptions from the Securities Act, if available, or subsequent registrations of our common stock held by current shareholders, may have a depressive effect upon the price of our common stock.

     Members of our board of directors, our executive officers, some holders of our common stock and the holder of our Series A Convertible Preferred Stock, have agreed that they will not, directly or indirectly,

     . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contact to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock, whether now owned or later acquired by them or with respect to which they have or later acquire the power of disposition, or file any registration statement under the Securities Act with respect to any of the above,

     . or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership or our common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise,

for a period ending six months following the first quotation of our shares on the Neuer Markt segment of the Frankfurt Stock Exchange and during an additional period of six months after the expiration of the initial period. During the additional six month period, members of our board of directors, executive officers, some holders of our common stock and the holder of our Series A Convertible Preferred Stock may engage in the transactions described above providing they obtain the written consent of Commerzbank. During this period, members of our board of directors, executive officers, some holders of our common stock and the holder of our Series A Convertible Preferred Stock have also agreed to instruct the transfer agent for our common stock not to record any share transfers except for those permitted by Commerzbank.


There are risks relating to the issuance of additional shares of preferred stock, including deterring attempts by third parties to acquire us.

     Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, of which 7,000,000 are currently issued and outstanding, and to determine their price and other rights, preferences, privileges and restrictions without any further vote or action by our stockholders. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock, including preferred stock that we may issue in the future. If preferred stock is issued, it may rank senior to our common stock in respect of the right to receive dividends and to participate in distributions or payments in the event of our liquidation, dissolution or winding up. The provisions in our articles of incorporation authorizing preferred stock could delay, defer or prevent a change of control and could adversely affect the voting and other rights of holders of our common stock, including the loss of voting control to others, which could make it more difficult for a third party to acquire control of us.


     Private Media Group, Inc. has agreed not to issue any shares of preferred stock for a period of six months following the first quotation of shares on the Neuer Markt segment of the Frankfurt Stock Exchange and during an additional period of six months after the expiration of this initial six-month period.

We are controlled by existing management and shareholders.

     Following this offering, our officers and directors will beneficially own or control more than 40% of our issued and outstanding stock. These shareholders effectively exercise control over all matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

                                 USE OF PROCEEDS

         Private Media Group, Inc. estimates that the net proceeds from this offering, after payment of commissions ((Euro) 3.2 million) and expenses ((Euro) 1.8 million) will be approximately (Euro) 47.2 million, based on an assumed offer price of (Euro) 9.01 per share. Private Media Group, Inc. will not receive any of the proceeds from the sale of shares by the selling shareholders. Private Media Group, Inc. expects to use the proceeds of this offering to expand operations into other countries, to expand its product portfolio, for working capital, to repay a $ 4.0 million Note from Commerzbank plus related costs, and for general corporate purposes.


         The amounts actually allocated to these uses will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash generated from operations. As a result, Private Media Group, Inc. will retain broad discretion over the allocation of the net proceeds from this offering. A portion of the net proceeds may also be used to acquire businesses that are complementary to existing operations, new technologies and hiring of additional management and administrative personnel. Private Media Group, Inc. has no current plans, agreements or commitments to acquire any businesses, products or technologies. Pending these uses, Private Media Group, Inc. plans to invest the net proceeds of this offering in short-term investment grade interest-bearing obligations.

                                 CAPITALIZATION

     The following table shows our capitalization as of September 30, 2001, on an actual basis and as adjusted to give effect to (1) the sale of 5,800,000 shares of common stock in this offering based on an estimated offering price of
(Euro) 9.01 per share ($ 8.03 per share based on a convenience translation rate of 1.123 euro per U.S. dollar), and after deducting estimated offering expenses and underwriting discounts and commissions, and (2) the repayment of a $ 4.0 million Note from Commerzbank plus related costs. The loan was made subsequent to September 30, 2001. The outstanding share information in the table below excludes:


     . 21,000,000 shares of common stock issuable upon the conversion of 7,000,000 shares of our outstanding $ 4.00 Series A Convertible Preferred Stock;


     . 1,702,986 shares of common stock subject to outstanding vested options at a weighted average exercise price of approximately $ 5.61 per share and 708,100 shares of common stock subject to unvested options;


     . 75,000 shares of common stock issuable upon exercise of outstanding warrants at an average exercise price of approximately $ 4.67 per share;


     . 208,464 shares of common stock issuable upon exercise of outstanding warrants at an average exercise price of $ 9.63 per share; and


     . 42,126 unissued shares of common stock which have accrued as dividends on the preferred stock of Private Media Group, Inc.



                                                                                   September 30, 2001
                                                                             ------------------------------
                                                                                Actual       As adjusted
                                                                             ------------  ----------------
                                                                                 (SEK in thousands)

Cash and cash equivalents /(1)/............................................     17,400              475,111
Total debt /(1)//(2)/......................................................      1,187                1,187
Shareholders' equity: Common Stock, $ 0.001 par value,
  100,000,000 /(3)/ shares authorized; 28,146,531 shares
  issued and outstanding at September 30, 2001;
  33,946,531 shares issued and outstanding as adjusted.....................      8,313                8,375
Preferred Stock, 10,000,000 shares authorized; 7,000,000
  shares of $ 4.00 Series A Convertible Preferred Stock
  issued and outstanding at September 30, 2001, and as
  adjusted.................................................................          0                    0
Additional paid-in capital.................................................    109,917              567,853
Stock dividends pending distribution.......................................     11,165               11,165
Retained earnings..........................................................    263,357              263,070
Other comprehensive income.................................................       (876)                (876)
Total shareholders' equity.................................................    391,876              849,587
Total capitalization.......................................................    393,063              850,774


/(1)/ In December 2001 we borrowed $ 4.0 million from Commerzbank pursuant to a Note due December 20, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments and Outlook." The balance sheet data, as adjusted, give effect to the receipt and repayment of $ 4.0 million of principal on the Note plus an assumed prepayment premium of $ 200,000 using a portion of the proceeds of this offering.


/(2)/ Including current and long-term debt.


/(3)/ We increased our authorized common stock share capital from 50,000,000 to 100,000,000 shares in August 2001.

                           PRICE RANGE OF COMMON STOCK

         The common stock of Private Media Group, Inc. has traded on the Nasdaq National Market since February 1, 1999 under the symbol "PRVT". Previously, the common stock traded on the OTC Bulletin Board since March 29, 1996. The following table sets forth the range of representative high and low bid prices for the common stock for the periods indicated as reported on the Nasdaq National Market since February 1, 1999.


                                                                   High             Low
                                                                   ----             ---
Fiscal 2002:
First Quarter (through January 9, 2002)......................     $ 9.80           $ 8.00

Fiscal 2001:
Fourth Quarter...............................................     $ 9.80           $ 7.05
Third Quarter................................................     $ 9.84           $ 6.46
Second Quarter...............................................     $ 9.40           $ 4.54
First Quarter................................................     $ 8.88           $ 4.94

Fiscal 2000:
Fourth Quarter...............................................    $ 10.93           $ 5.75
Third Quarter................................................    $ 10.13           $ 5.38
Second Quarter...............................................    $ 12.63           $ 8.19
First Quarter................................................    $ 13.00           $ 5.82

Fiscal 1999:
Fourth Quarter...............................................     $ 6.50           $ 4.50
Third Quarter................................................     $ 6.93           $ 3.93
Second Quarter...............................................     $ 8.93           $ 4.13
First Quarter (from February 1, 1999)........................     $ 4.83           $ 3.43


     On January 9, 2002, the last sale price reported on the Nasdaq National Market was $ 8.03 per share. As of December 17, 2001, there were approximately 1,400 beneficial owners of common stock.

                                 DIVIDEND POLICY

     Shares of the common stock have full rights to dividends, if any are declared, with respect to 2002, as well as for all subsequent fiscal years. Private Media Group, Inc. has never declared or paid cash dividends on the common stock. Private Media Group, Inc. does not presently anticipate paying any cash dividends on the common stock in the near future, and intends to retain all available funds and any future earnings to fund the development and growth of the business.

                            PRIVATE MEDIA GROUP, INC.

History of Private Media Group, Inc.

     Private Media Group, Inc. was incorporated under the name Glacier Investment Company, Inc. in the State of Utah, on September 23, 1980. In 1991, the place of incorporation was changed to the State of Nevada and in November 1997, the corporate name was changed to Private Media Group, Inc. and a one-for-five reverse split of the common stock was declared. The operational headquarters of Private Media Group, Inc. is at Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain. The fiscal year of Private Media Group, Inc. is the calendar year. Under the articles of incorporation, the purpose of Private Media Group, Inc. is to engage in any lawful business. The duration of Private Media Group, Inc. is unlimited. The law applicable to Private Media Group, Inc. is the corporate law of the State of Nevada. In accordance with Nevada law, Private Media Group, Inc. maintains a registered office at 3230 Flamingo Road, Suite 156, Las Vegas, Nevada.


Development of Share Capital

     On December 19, 1997, Private Media Group, Inc. entered into acquisition agreements with Milcap Media Limited and Cine Craft Limited to acquire all of their outstanding capital stock in exchange for 22,500,000 shares of common stock, 7,000,000 shares of $ 4.00 Series A Preferred Stock, and 2,625,000 common stock purchase warrants. Private Media Group, Inc. completed these acquisitions on June 12, 1998.


     On January 28, 2000, Private Media Group, Inc. acquired all of the outstanding shares of Extasy Video B.V. for total consideration of SEK 27.3 million. The consideration consisted of 208,464 shares of common stock and warrants to purchase 208,464 shares of common stock. The warrants are exercisable during the period January 28, 2001 to January 28, 2004 at an exercise price of $9.63.


     In May 2000, Private Media Group, Inc. authorized a three-for-one stock dividend, which was distributed to holders of record of common stock on May 30, 2000.


     As of June 16, 2000, the shareholders and board of directors of Private Media Group, Inc. approved an increase in authorized capital stock, consisting of an increase in the number of authorized common shares from 50,000,000 to 100,000,000. This increase was effected in August 2001 upon the filing of a Certificate of Amendment of Private Media Group, Inc.'s articles of incorporation with the Nevada Secretary of State.


     As of January 1, 2001, Private Media Group, Inc. acquired Coldfair Holdings Ltd., a company incorporated and organized under the laws of the Republic of Cyprus, for a total consideration of SEK 13.4 million payable in 248,889 shares of common stock. Coldfair Holdings is a company engaged in the marketing and sale of adult entertainment products and services.


     Effective February 27, 2001, Private Media Group, Inc. acquired the inventory and certain contracts of its U.S. distributor, Private USA, in exchange for SEK 9.1 million and the assumption of Private USA's obligations under some contracts.


     On April 8, 2001, Peach Entertainment Distribution AB (Sweden), a subsidiary of Private Media Group, Inc., sold its interest in Private Circle, Inc., a company engaged in the design, production and marketing of trendy casual apparel, for an adjusted consideration of SEK 27.1 million as of May 2001.

Subsidiaries

         The following table shows all of the subsidiaries of Private Media Group, Inc., specifying their nation or state of incorporation, primary activity, their equity owner, the percentage of shares held directly or indirectly by Private Media Group, Inc., the book value of such shareholding, the share capital, reserves, net income, the income from investment in 2000, the liabilities to and claims against Private Media Group, Inc. as of September 30, 2001 and share capital as of September 30, 2001:


                                                                                                                      Reserves
                                                                                                          Share        as per
Subsidiary                                   Primary Activities                     Equity Owner         Capital      2000 /(5)/
----------------------------         --------------------------------   ------------------------------  ---------  --------------
Cine Craft Limited,                  Owner of Trademarks                Private Media Group, Inc.               12          /(2)/
   Gibraltar
Coldfair Holdings                    Internet Web Site                  Private Media Group, Inc.            5,596             -
   Limited, Limassol,
   Cyprus
Milcap Media Limited,                Dormant                            Private Media Group, Inc.            7,980        66,206
        Nicosia, Cyprus
Private.Com PLC,                     Dormant                            Private Media Group, Inc.                -             -
   London, UK
Private North America,               Distribution in the U.S.           Private Media Group, Inc.               11             -
   Ltd., Los Angeles,
   California
Private Benelux B.V.,                Distribution in Belgium,           Private Media Group, Inc.              156             -
   Knegsel,                          the Netherlands,
   The Netherlands                   Luxemborg
Fraserside Holdings                  Owner of Video &                   Private Media Group, Inc.               15        51,444
   Limited, Nicosia,                 Photo Rights
   Cyprus
Peach Entertainment                  Worldwide Distribution             Fraserside Holdings, Ltd               100             -
   Distribution AB,
   Stockholm, Sweden
Milcap Publishing Group              Publisher in Italy                 Peach Entertainment AB                  90             -
   Italy Srl, Milan, Italy
Milcap Media Group S.L.,             Distribution Southern              Peach Entertainment AB                 107             -
   Barcelona, Spain                  Europe
Private France SAS,                  Distribution in France &           Milcap Media Group S.L.                325             -
   Paris, France                     Switzerland
Symbolic Productions                 Dormant                            Milcap Media Group S.L.                 27             -
   S.L., Santa Cruz, Spain
Milcap Publishing Group              Dormant                            Milcap Media, Ltd.                     300             -
   AB, Stockholm, Sweden
Viladalt S.L., Barcelona,            Dormant                            Private Media Group, Inc.            3,651             -
   Spain


                                                                                             Amounts
                                                               Book          Income          due to/
                                         Net                 value of         from            from
                                       income                 share-        Invest-          Private
                                         in          Share     hol-         ments in          Media
Subsidiary                            2000/(5)/     holding  ding/(5)/   2000/(5)//(6)/     Group/(5)/
----------------------------         ---------     --------  -------    -------------      ----------
                                     (SEK in thousands)
Cine Craft Limited,                         /(2)/  100.00%      /(1)/                  -             108
   Gibraltar
Coldfair Holdings                              -   100.00%       -                     -               -
   Limited, Limassol,
   Cyprus
Milcap Media Limited,                      2,011   100.00%      /(1)/                  -               -
   Nicosia, Cyprus
Private.Com PLC,                               -   100.00%       -                     -               -
   London, UK
Private North America,                         -   100.00%       -                     -             885
   Ltd., Los Angeles,
   California
Private Benelux B.V.,                          -   100.00%       -                     -             260
   Knegsel,
   The Netherlands
Fraserside Holdings                       51,444   100.00%       15                    -           3,314
   Limited, Nicosia,
   Cyprus
Peach Entertainment                            -   100.00%       -                     -               -
   Distribution AB,
   Stockholm, Sweden
Milcap Publishing Group                        -   100.00%       -                     -               -
   Italy Srl, Milan, Italy
Milcap Media Group S.L.,                       -   98.75%   /(3)/-                     -          19,315
   Barcelona, Spain
Private France SAS,                            -   100.00%       -                     -               -
   Paris, France
Symbolic Productions                           -   100.00%       -                     -               -
   S.L., Santa Cruz, Spain
Milcap Publishing Group                        -   100.00%       -                     -
   AB, Stockholm, Sweden
Viladalt S.L., Barcelona,                      -   69.00%   /(4)/-                     -               -
   Spain


(1) Cine Craft Limited and Milcap Media Limited were acquired through a reverse merger in 1998 and, accordingly, the book value of shareholdings is not meaningful.


(2) Information not required as Cine Craft Limited does not publish stand-alone financial statements.
(3)  The remainder of the shares are held by Javier Sanchez.


(4) The remainder of the shares are held by Zebra Forvaltings AB, a company owned by our chief executive officer, Berth H. Milton.


(5) As permitted by the rules and regulations of the Neuer Markt segment of the Frankfurt Stock Exchange, information with respect to reserves, net income in 2000, book value of shareholding, income from investments in 2000 and the liabilities to and claims against Private Media Group, Inc. by its subsidiaries are set forth only in respect of the material subsidiaries (as defined in the rules and regulations of the Neuer Markt) of Private Media Group, Inc.


(6) Private Media Group, Inc. has not received any dividends from its subsidiaries in the past.

                     SELECTED CONSOLIDATED FINANCIAL INFORMATION
                            AND OTHER OPERATING DATA

         The following table presents selected consolidated financial information and other operating data for the five years ended December 31, 2000. The selected financial information has been derived from our consolidated financial statements which have been audited by Ernst & Young AB, independent auditors. The interim consolidated financial data for the nine month periods ended September 30, 2001 and 2000 are derived from our unaudited financial statements. Our unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods.


         Operating results for the nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. This selected consolidated financial information and other operating data, should be read along with our historical consolidated financial statements and related notes, "Summary Consolidated Financial Information and Operating Data", "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in or appearing elsewhere in this prospectus.



                                               Nine Months Ended September 30,
                                             -----------------------------------
                                                                         2000/(1)/
                                            2001          2001           Restated
                                          -------     ------------     ------------
                                            Euros         SEK              SEK

Statement of Income Data:
Net sales...............................   27,401          266,883          184,237
Cost of sales...........................    8,900           86,683           74,839
                                          -------     ------------     ------------
Gross profit............................   18,501          180,200          109,397
Selling, general and
   administrative expenses..............   10,756          104,763           66,713
                                          -------     ------------     ------------
Operating income........................    7,745           75,437           42,684
Sale of controlled entity...............    1,769           17,229                -
Interest expense........................      125            1,217            2,086
Interest income.........................       97              942            2,173
Income before income taxes..............    9,486           92,392           42,771
Income taxes............................    1,817           17,693            4,874
                                          -------     ------------     ------------
Net income..............................    7,669           74,698           37,897
Other Comprehensive
Income:
Foreign currency translation
   adjustments..........................      (30)            (296)             551
                                          -------     ------------     ------------
Comprehensive income....................    7,639           74,402           38,448
Income applicable to com-
   mon shareholders.....................    6,523           63,533           28,389
Weighted average of shares
   outstanding..........................                28,032,075       27,110,716
Basic income per share..................     0.23             2.27             1.05
Fully diluted income per
   share................................     0.16             1.51             0.77
Dividends declared per
   common share.........................        -                -                -
Operating Data:
Magazine (issues).......................                        19
Videos (titles).........................                        64
DVDs (titles)...........................                        90
Web pages available.....................                   500,000
Internet subscriptions..................                   100,000
Broadcasting
   (potential viewers) /(4)/............                28,000,000
Broadband (minutes sold)................                   640,000


                                                                         Year Ended December 31,
                                     ---------------------------------------------------------------------------------------------
                                                                  1999/(1)//(2)/   1998/(1)//(2)/                    1996/(2)//(3)/
                                     2000/(1)/      2000/(1)/       Restated         Restated           1997/(3)/       Restated
                                     --------     ------------    --------------   -------------     ------------    -------------
                                      Euros           SEK             SEK              SEK                 SEK           SEK
                                 (in thousands, except operating and share data)
Statement of Income Data:
Net sales...........................     26,497          258,084        175,426          166,317          144,543          128,927
Cost of sales.......................     10,141           98,770         84,624           72,851           75,674           66,963
                                       --------     ------------   ------------    -------------     ------------    -------------
Gross profit........................     16,357          159,314         90,802           93,465           68,869           61,964
Selling, general and
   administrative expenses..........      9,946           96,878         65,661           53,738           33,682           27,033
                                       --------     ------------   ------------    -------------     ------------    -------------
Operating income....................      6,410           62,436         25,141           39,729           35,187           34,931
Sale of controlled entity...........          -                -              -                -                -                -
Interest expense....................        185            1,799          2,674              745              321              259
Interest income.....................        316            3,077            975              483               69               72
Income before income taxes..........      6,541           63,714         23,442           39,468           34,935           34,744
Income taxes........................      1,099           10,705          3,875            4,404          (2,052)            5,893
                                       --------     ------------   ------------    -------------     ------------    -------------
Net income..........................      5,442           53,009         19,567           35,064           36,987           28,851
Other Comprehensive
Income:
Foreign currency translation
   adjustments......................        (84)            (818)           (98)              368              365            (365)
                                       --------     ------------   ------------    -------------     ------------    -------------
Comprehensive income................      5,358           52,191         19,469           35,432           37,352           28,486
Income applicable to com-
   mon shareholders.................      4,123           40,162          7,292           29,422           36,987           28,851
Weighted average of shares
   outstanding......................                  27,002,220     25,269,792       23,372,505       22,500,000       22,500,000
Basic income per share..............       0.15             1.49           0.29             1.26             1.64             1.28
Fully diluted income per
   share............................       0.11             1.09           0.29             0.76             0.81             0.66
Dividends declared per
   common share.....................          -                -              -                -                -                -
Operating Data:
Magazine (issues)...................                          26             26               24
Videos (titles).....................                          86             76               68
DVDs (titles).......................                          82             19                0
Web pages available.................                     320,000        155,000           60,000
Internet subscriptions..............                      50,000         14,000                0
Broadcasting
   (potential viewers) /(4)/........                   5,500,000              0                0
Broadband (minutes sold)............                           0              0                0

                                                                                                            (footnotes on next page)



                                               As of September 30,
                                   -------------------------------------------
                                                                2000
                                       2001        2001        Restated
                                   -----------  --------     -----------
                                       Euros        SEK          SEK
                      (in thousands, except operating and per share data)
Balance Sheet Data
Cash and cash
   equivalents/(5)/..............       1,786      17,400          9,248
Working capital/(5)/.............      21,823     212,549        142,410
Total assets/(5)/................      51,133     498,036        343,444
Total debt/(5)/..................         122       1,187          5,032
Total shareholders' equity.......      40,234     391,876        286,514


                                                                    As of December 31,
                                                                  ---------------------
                                                                  1999/(2)/       1998/(2)/                     1996/(2)//(3)/
                                           2000       2000         Restated        Restated     1997/(3)/           Restated
                                         -------    --------      ---------       ---------     ---------       --------------
                                          Euros       SEK            SEK             SEK           SEK                SEK
                                       (in thousands, except operating and per share data)
Balance Sheet Data
Cash and cash
   equivalents/(5)/..................     1,476      14,381            7,370         4,165         3,698               3,445
Working capital/(5)/.................    14,426     140,510           98,794        65,582        44,990              87,717
Total assets/(5)/....................    39,842     388,063          256,654       215,797       172,264             127,598
Total debt/(5)/......................       550       5,356            6,555         9,501        11,903                 816
Total shareholders' equity...........    31,050     302,423          211,014       168,702       130,954             100,260


/(1)/ We have revised our previously reported basic earnings per share presentation for the nine month period ended September 30, 2000 and for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, to properly reflect the issuance of common stock as dividends earned on our outstanding convertible preferred stock. This reduced our previously reported basic earnings per share by SEK 0.25 per share in the nine month period ended September 30, 2000 and SEK 0.47, SEK
      0.48 and SEK 0.24 per share for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively. The restatement had no effect on previously reported diluted earnings per share for the nine month period ended September 30, 2000 and the twelve month periods ended December 31, 2000, 1999 and, 1998, respectively, except for the 1999 year for which there was a reduction of SEK 0.12 per share.


/(2)/ In connection with the preparation of our 2000 financial statements, we determined that the previously issued 1996, 1998 and 1999 financial statements required restatement for the following items:


      . to give effect to inter-company contractual arrangements which affect the character and amount of taxable income reported in some countries. We have increased the previously reported provision for income taxes and income taxes payable to provide for estimated taxes due under these arrangements, along with related penalties and interest which may become due as a result of these changes;


      . to consolidate the accounts and results of operations of the companies, Private Circle, and Viladalt S.L., the activities of which we may be deemed to control. In April 2001, we entered into an agreement to sell our interest in Private Circle;


      . to recognize additional compensation expense in 1999 for stock options granted to a part-time officer who is also a consultant; and


      . to give effect to additional income tax expense in 1996 related to an error in calculating deductible allowances recorded by our Spanish subsidiary in its 1996 income tax return. The Spanish taxing authorities disallowed these allowances in an examination during 2000.


/(3)/ The 1997 and 1996 figures are from the historical combined financial statements of Milcap Media Limited and Cine Craft.


/(4)/ Information provided by joint venture partners.


/(5)/ In December 2001 we borrowed $ 4.0 million from Commerzbank pursuant to a Note due December 20, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments and Outlook." The balance sheet data do not reflect the $ 4.0 million loan, as it was made subsequent to September 30, 2001.


          Solely for the convenience of the reader, we have translated this financial data into euros at the rate of SEK 9.74 per euro, the exchange rate of the Swedish Riksbank on September 30, 2001. You should not construe these translations as a representation that the amounts shown could have been, or could be, converted into euros at that or any other rate.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS

     You should read this section together with the consolidated financial statements and the notes and the other financial data in this prospectus. The matters that we discuss in this section, with the exception of historical information, are "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties relate to factors such as: (1) the timing of the introduction of new products and services and the extent of their acceptance in the market; (2) our expectations of growth in demand for our products and services; (3) our ability to successfully implement expansion and acquisition plans; (4) the impact of expansion on our revenue, cost basis and margins; (5) our ability to respond to changing technology and market conditions; (6) the effects of regulatory developments and legal proceedings with respect to our business; (7) the impact of exchange rate fluctuations; and
(8) our ability to obtain additional financing.


Overview

     We are an international provider of adult media content. We acquire still photography and motion pictures from independent directors and process these images into products suitable for popular media formats such as print publications, DVDs, video cassettes and electronic media content for Internet distribution. In addition to media content, we also market and distribute branded leisure and novelty products oriented to the adult entertainment lifestyle and generate additional sales through the licensing of our Private trademark to third parties.

     In June 1998, we acquired Milcap Media Limited, its subsidiaries and Cine Craft. Prior to these acquisitions, we were a holding company. Milcap Media Limited, its subsidiaries and Cine Craft were the acquirees, but for accounting purposes were they were deemed to be the acquirors. We became a U.S. reporting company following the 1998 acquisitions.

     We operate in a highly competitive, service-oriented market and are subject to changes in business, economic and competitive conditions. Nearly all of our products compete with other products and services that utilize adult leisure time and disposable income.

     Due to the highly fragmented structure of the adult entertainment industry, we expect increasing consolidation. We believe that, as a public company with sufficient working capital and future financing capabilities, we are in a position to acquire several privately-held competitors.

     We generate revenues primarily through:

     .    sales of movies on DVD and videocassette formats;

     .    sales of adult feature magazines;

     .    Internet subscriptions and licensing;

     . broadcasting movies through cable, satellite and hotel television programming; and

     .    brand name and trademark licensing.

The following table illustrates our net sales by product group for the periods indicated.


                                Net Sales by Product Group
                                --------------------------

                                                 Year Ended December 31,,
                                                 ------------------------
Product Group                               1998             1999             2000
--------------------------------------    ---------        --------          --------
                                                       (SEK in Million)
Magazine and video....................       151.0         136.8               135.8
DVD's.................................           -           8.4                50.2
Broadcasting and broadband............         0.8           3.1                17.4
Internet and Private Online...........         5.3          16.6                50.7
Other /(1)/...........................         9.2          10.7                 4.0
                                          --------      --------            --------
Total.................................       166.3         175.4               258.1
                                          ========      ========            ========

----------------
 /(1)/ Includes primarily net sales of CD-ROMs and licensing fees.

    The following table illustrates our net sales by region (based on the geographic location of our customers) for the periods indicated.

        Net Sales by Region as a Percentage of Total Net Sales
        ------------------------------------------------------

                                                       Year Ended December 31,
                                                       -----------------------
Region                                          1998             1999             2000
------                                          ----             ----            -----
Europe................................           74%              75%              67%
North America.........................           19%              19%              28%
South America.........................            4%               3%               2%
Rest of World.........................            3%               3%               3%
                                           ---------        ---------        ---------
Total.................................          100%             100%             100%
                                           =========        =========        =========

         Over time, we expect net sales from magazines and videocassettes to continue to decline as a percentage of net sales in relation to total net sales from DVDs, the Internet and broadcasting.


         We recognize net sales from the sale of magazines, videocassettes, DVDs and other related products where we do not grant distributors rights-of-return upon transfer of title, which generally occurs upon delivery. We recognize net sales of magazines where we do grant distributors rights-of-return upon transfer of title, which generally occurs upon delivery and, we record a related allowance for estimated returns. We recognize net sales of videocassettes and DVDs under consignment agreements with distributors on the basis of reported sales by such distributors. We defer and recognize ratably revenues from the sale of subscriptions to our websites over the related subscription period. We also recognize revenues from the licensing of our magazines and use of our trademarks and photo and movie library. Virtually all of our net sales are made for cash or in cash equivalents such as checks, credit cards or electronic fund transfers.

         Even though we recognize net sales upon delivery, we generally provide extended payment terms to our distributors of between 90 and 180 days. Although our extended payment terms increase our exposure to accounts receivable write-offs, we believe our risk is minimized by our generally long-term relationships with our distributors. In addition, we view our extended payment terms as an investment in our distribution channels which are important to the growth of our business.

     Our primary expenses include:

     .    acquisition of content for our library of photographs and videos;

     .    printing, processing and duplication costs; and

     .    selling, general and administrative expenses.

     Our magazines and DVD and videocassette covers are printed by independent third-party printers in Spain and the United Kingdom. We introduced DVDs as a motion picture medium in 1999. The production of each DVD master disc, prior to duplication, costs approximately $ 10,000. DVDs have a relatively low cost of duplication, inclusive of box and packaging, of approximately $ 1.75 per unit. We released 83 titles on DVDs during 2000 and 19 titles during 1999, including both new and archival material. We plan to introduce approximately 120 titles on DVDs in 2002. We plan to increase the number of new and archival releases each year.

         Our cost of sales has decreased relative to net sales due to our use of new mediums for our products, such as the Internet, DVDs and broadcasting. These new media provide us with additional sales of our existing content. However, our selling, general and administrative expenses have increased in relation to these media due to, among other things, our Internet development costs and ongoing administrative costs. We maintain a staff of 40 full-time Internet employees and invest extensively in advanced computer and communications infrastructure.

         In addition, our selling, general and administrative costs have increased due to the expansion of our administrative headquarters in Barcelona.

         We also incur significant intangible expenses in connection with the amortization of our library of photographs and movies and capitalized development costs, which include the Internet and broadcasting. We amortize these tangible and intangible assets on a straight-line basis for periods of between three and ten years. In the future, we expect fewer capitalized development costs in relation to the Internet and cable, satellite and hotel television programming. We will increasingly expense future investments in these media as incurred.

         In connection with the preparation of our 2000 financial statements, we determined that the previously issued 1996, 1998 and 1999 financial statements required restatement for the following items:

         . to give effect to inter-company contractual arrangements which affect the character and amount of taxable income reported in some countries. We have increased the previously reported provision for income taxes and income taxes payable to provide for estimated taxes due under these arrangements, along with related penalties and interest which may become due as a result of these changes. We intend to amend some of our previously filed tax returns as soon as it is practicable;

         . to consolidate the accounts and results of operations of the companies, Private Circle, and Viladalt S.L., the activities of which we may be deemed to control. In April 2001, we entered into an agreement to sell our interest in Private Circle;

         . to recognize additional compensation expense in 1999 for stock options granted to a part-time officer who is also a consultant; and

         . to give effect to additional income tax expense in 1996 related to an error in calculating deductible allowances recorded by our Spanish subsidiary in its 1996 income tax return. The Spanish taxing authorities disallowed these allowances in an examination during 2000.

         We have revised our previously reported basic earnings per share presentation for the nine month period ended September 30, 2000 and for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively, to properly reflect the issuance of common stock as dividends earned on our outstanding convertible preferred stock. This reduced our previously reported basic earnings per share by SEK 0.25 per share in the nine month period ended September 30, 2000 and SEK 0.47, SEK 0.48 and SEK 0.24 per share for the twelve month periods ended December 31, 2000, 1999 and 1998, respectively. The restatement had no effect on previously reported diluted earnings per share for the nine month period ended September 30, 2000 and the twelve month periods ended December 31, 2000, 1999 and, 1998, respectively, except for the 1999 year, for which there was a reduction of SEK 0.12 per share.

         The impact of the restatement adjustments discussed above have been reflected in the following management's discussion and analysis of financial condition and results of operations.

Results of Operations

         Nine months ended September 30, 2001 compared to the nine months ended September 30, 2000

         Net sales. For the nine months ended September 30, 2001, we had net sales of SEK 266.9 million which compared to net sales of SEK 184.2 million for the nine months ended September 30, 2000 represents an increase of 44.9%. We attribute this change mainly to an increase in DVD, Internet (subscriptions and licensing) and broadcasting (cable, satellite and hotel-television programming) sales. Sales from broadcasting increased 51% to SEK 19.2 million compared to the nine months ended September 30, 2000. DVD sales increased 156% to SEK 84.4 million for the nine months ended September 30, 2001. Movie sales in videocassette format increased slightly during the same period. Internet sales for the same period increased 81% to SEK 55.3 million. We attribute the growth in sales of DVDs to the increasing number of DVD players being sold in all of our markets. We attribute the growth in broadcasting sales to the growing digital satellite and cable television market. We attribute the growth in Internet sales to the increasing number of people who are able to connect to the Internet. Sales from broadcasting, DVD and Internet provided additional net sales from content previously sold on videocassette. We believe that the growth in broadcasting, DVD and Internet sales will continue in 2002.


         Net sales of magazines remained approximately the same during period compared to the nine months ended September 30, 2000.

         During the nine months ended September 30, 2001, the DVD, Internet and broadcasting sales, taken as a whole, increased 108%, to SEK 158.9 million compared to the nine months ended September 30, 2000.

         In May, 2001 we sold our interest in our subsidiary, Private Circle, which engaged in the design, production and marketing of trendy apparel. Accordingly, revenues and expenses associated with Private Circle did not have a significant impact in the second and third quarter of 2001. Also, during the second quarter of 2001 we acquired the assets of Private USA, our North American distributor. As a result of the change in ownership, revenues associated with Private USA during this quarter declined and operations were briefly suspended, causing a temporary decline in revenues from North American distribution activities. Our distribution activities in North America are now operating normally.

         Cost of Sales. Our cost of sales was SEK 86.7 million for the nine months ended September 30, 2001 compared to SEK 74.8 million for the nine months ended September 30, 2000, an increase of SEK 11.8 million, or 15.8%. The increase was primarily the result of an increase in sales volume. Cost of sales as a percentage of sales was 32.5% for the nine months ended September 30, 2001, a reduction of 8.1% compared to the nine months ended September 30, 2000. This improvement was the direct result of lower costs associated with DVD, Internet and broadcasting sales.

         Gross Profit. In the nine months ended September 30, 2001, we realized a gross profit of SEK 180.2 million, or 67.5% of net sales, compared to SEK
109.4 million, or 59.4% of net sales for the nine months ended September 30, 2000. This represented an increase of 8.1% in gross profit in relation to net sales. We attribute this increase to increased sales in areas with higher margins such as DVD, Internet and broadcasting.

         Selling, general and administrative expenses. Our selling, general and administrative expenses were SEK 104.8 million for the nine months ended September 30, 2001 compared to SEK 66.7 million for the nine months ended September 30, 2000, an increase of SEK 38.0 million, or 57.0%. We attribute this increase to our continued investment in Internet, DVD and broadcasting related activities and we expect this to continue in 2002.

         Operating profit. We reported an operating profit of SEK 75.4 million for the nine months ended September 30, 2001 compared to SEK 42.7 million for the nine months ended September 30, 2000, an increase of SEK 32.8 million, or 76.7%. We attribute this increase primarily to increased sales and higher margins.

         Sale of controlled entity. We reported a net gain of SEK 17.2 million for the nine months ended September 30, 2001 for the sale of our subsidiary, Private Circle, Inc.

         Interest expense. Our interest expense was SEK 1.2 million for the nine months ended September 30, 2001, compared to SEK 2.1 million for the nine months ended September 30, 2000, a decrease of SEK 0.9 million. We attribute this decrease to payoff of long term debt and lower average short-term borrowings outstanding during the nine months ended September 30, 2001, compared to the nine months ended September 30, 2000.

         Income taxes. We estimate income taxes for the interim period based on the effective tax rate expected to be applicable for our full fiscal year. Our income tax expense was SEK 17.7 million for the nine months ended September 30, 2001, compared to SEK 4.9 million for the nine months ended September 30, 2000. We attribute this increase of SEK 12.8 million to increased DVD, Internet and broadcasting sales, higher margins and a one-time tax provision of SEK 4.0 million relating to the sale of certain land and building.

         Net income. Our net income was SEK 74.7 million for the nine months ended September 30, 2001, compared to SEK 37.9 million for the nine months ended September 30, 2000. We attribute this increase in net income in 2001 of SEK 36.8 million, or 97.1%, primarily to increased DVD, Internet and broadcasting sales, higher margins from these sales and the net gain on the sale of our Private Circle subsidiary.


         2000 compared to 1999

         Net sales. Our net sales in 2000 were SEK 258.1 million compared to SEK
175.4 million in 1999, an increase of SEK 82.7 million, or 47.1%. We attribute this increase primarily to sales of movies and Internet subscription and sales, offset by decreases in CD-Rom sales, magazine sales and sales of Private Circle. Sales from broadcasting for 2000 increased 467% to SEK 17.4 million compared to 1999. DVD sales increased 498% to SEK 50.2 million compared to 1999. Sales of movies in videocassette format increased slightly in 2000. Internet sales increased 206% to SEK 50.7 million. Sales of magazines decreased marginally in 2000 compared to 1999. Our acquisition of Extasy B.V. also contributed SEK 9.7 million to net sales for 2000. In 2000, our total DVD, Internet and broadcasting sales, increased SEK 90.3 million, or 322%, to SEK 118.3 million compared to 1999.

         Cost of Sales. Our cost of sales were SEK 98.8 million for 2000 compared to SEK 84.6 million for 1999, an increase of SEK 14.1 million, or 16.7%. The increase is primarily the result of an increase in sales volume.

         Gross Profit. Our gross profit for 2000 was SEK 159.3 million, or 61.7% of net sales, compared to SEK 90.8 million, or 51.8% of net sales for 1999, an increase of 9.9%. We attribute this increase in gross profit margin primarily to an increase in sales of movies on DVD, broadcasting and Internet sales. These products generally have higher profit margins.

         Selling, general and administrative expenses. Our selling, general and administrative expenses were SEK 96.9 million for 2000 compared to SEK 65.7 million for 1999, an increase of SEK 31.2 million, or 47.5%. We attribute this increase primarily to continued development expenses in connection with Internet related activities and the use of DVDs as a motion picture distribution medium.

         Interest expense. Our interest expense was SEK 1.8 million for 2000 compared to SEK 2.7 million for 1999, a decrease of SEK 0.9 million. We attribute this decrease to lower average short-term borrowings outstanding in 2000 compared to 1999.

         Income taxes. Our income tax expense was SEK 10.7 million for 2000 compared to SEK 3.9 million for 1999, an increase of SEK 6.8 million. We attribute this increase to more of our profits being recorded in jurisdictions with higher corporate tax rates.

         Net income. Our net income was SEK 53.0 million in 2000 compared to SEK
19.6 million for 1999, an increase of SEK 33.4 million. We attribute this increase primarily to increased DVD, Internet and broadcasting sales and higher margins on these products.

         1999 compared to 1998

         Net sales. Our net sales were SEK 175.4 million for 1999 compared to SEK 166.3 million for 1998, an increase of SEK 9.1 million, or 5.5%. The increase was mainly attributable to sales of movies in DVD format and Internet sales, offset by a decrease in CD-Rom sales, and sales of movies in videocassette format. Sales of movies in DVD format for 1999 were SEK 8.4 million. We cannot compare 1999 to 1998 as we introduced DVD sales in 1999. The bulk of our DVD sales for 1999 took place during the three months ended December 31, 1999. Internet sales increased 185% in 1999 to SEK 16.6 million. Sales of magazines remained approximately the same in 1999 compared to 1998. We believe that the growth in DVD and Internet sales will continue in 2000. The net sales reported does not include revenue from the agreements made and announced during 1999 concerning Penthouse/Private co-production and distribution and the UK licensing of the magazines Private Life and Private Style. Net sales arising from the agreements will be reported according to U.S.GAAP.

         Cost of Sales. Our cost of sales were SEK 84.6 million for 1999 compared to SEK 72.9 million for 1998, an increase of SEK 11.8 million, or 16.2%. The increase is primarily the result of an increase in sales volume.

         Gross Profit. Our gross profit for 1999 was SEK 90.8 million, or 51.8% of net sales, compared to SEK 93.5 million, or 56.2% for 1998, a decrease of 4.4%. We attribute this decrease to (1) lower margins on sales from Private Circle, (2) lower margins on sales from movies in videocassette format and (3) increased amortization of our library of photographs and movies.

         Selling, general and administrative expenses. Our selling, general and administrative expenses were SEK 65.7 million for 1999 compared to SEK 53.7 million for 1998, an increase of SEK 11.9 million, or 22.2%. We attribute this increase primarily to our investment in Internet-related activities and Private Circle, the use of DVDs as a motion picture medium and the listing of our common stock on the Nasdaq National Market in February 1999.

         Interest expense. Our interest expense was SEK 2.7 million in 1999 compared to SEK 0.7 million in 1998, an increase of SEK 1.9 million. We attribute this increase to higher average short-term borrowings outstanding in 1999 compared to 1998, partially offset by reduced long-term borrowings.

         Income taxes. Our income tax expense was SEK 3.9 million in 1999 compared to SEK 4.4 million in 1998, a decrease of SEK 0.5 million, or 11.4%. We attribute this decrease to a decrease in profits recorded in jurisdictions with higher corporate tax rates.

         Net income. Our net income was SEK 19.6 million in 1999 compared to SEK
35.1 million in 1998, a decrease of SEK 15.5, or 44.2%. We attribute this decrease primarily to increased cost of sales and general and administrative expenses offset by increased sales.

Liquidity and Capital Resources

         We generate cash from our operating activities, the exercise of warrants and public and private sales of our equity securities, including the sale of common stock in this offering. Our principal uses of cash typically include acquisitions and joint ventures, building our library of photographs and movies and Internet infrastructure development.

         We reported a working capital surplus of SEK 212.5 million at September 30, 2001, an increase of SEK 72.0 million compared to the year ended December 31, 2000. The increase is principally attributable to increased short-term investments, accounts receivable and inventories offset by accounts payable trade, income taxes payable and accrued other liabilities.

         We reported a working capital surplus of SEK 140.5 million for the year ended December 31, 2000, an increase of SEK 41.7 million compared to the year ended December 31, 1999. The increase was principally attributable to increased accounts receivable related to increased sales and increased inventories and prepaid expenses and other current assets.

         We reported a working capital surplus of SEK 98.8 million for the year ended December 31, 1999, an increase of SEK 33.2 million compared to the year ended December 31, 1998. The increase was principally attributable to increased accounts receivable related to increased sales and increased inventories and prepaid expenses and other current assets.

         Operating Activities

         Net cash provided by our operating activities was SEK 58.7 million for the nine months ended September 30, 2001, and was primarily the result of net income and adjustments to reconcile net income to net cash flows from operating activities. The net income of SEK 74.7 million and adjustments to reconcile net income to net cash flows from operating activities, representing depreciation of SEK 4.3 million, tax provision on asset held for sale of SEK 4.0 million, amortization of goodwill of SEK 2.2 million, and amortization of photographs and videos of SEK 31.8 million offset by gain on sale of controlled entity of SEK 17.2 million, provided a total of SEK 99.7 million. The total of SEK 99.7 million was then primarily reduced by the increases in trade accounts receivable, related party receivable, inventories and prepaid expenses and other current assets and totaling SEK 61.1 million, offset by SEK 20.1 million from accounts payable trade, income taxes payable and accrued other liabilities. Net cash provided by operating activities was SEK
26.5 million for the nine months ended September 30, 2000. The increase in cash provided by operating activities for the nine months ended September 30, 2001 is principally the result of net income and adjustments to reconcile net income to net cash flows from operating activities.


         Net cash provided by our operating activities was SEK 68.4 million for 2000 compared to SEK 24.1 million for 1999, and primarily resulted from net income and adjustments to reconcile net income to net cash flows from operating activities. We adjusted our net income of SEK 53.0 million to reconcile it to net cash flows from operating activities. Adjustments included (1) stock-based compensation of SEK 0.2 million, (2) amortization of goodwill of SEK 1.6 million, (3) amortization of our library of photographs and movies of SEK 31.6 million, and (4) depreciation of SEK 7.9 million and were offset by deferred taxes of SEK 0.6 million, providing for a total of SEK 93.7 million. We reduced the total of SEK 93.7 million by the increases in trade accounts receivable, inventories and prepaid expenses and other current assets totaling SEK 71.3 million, and we offset this reduction by SEK 46.0 million from related party receivable, accounts payable trade, income taxes payable and accrued other liabilities.

         Net cash provided by our operating activities was SEK 24.1 million for 1999, compared to SEK 35.0 million for 1998, and was primarily the result of changes in operating assets and liabilities in 1999. We adjusted our net income of SEK 19.6 million to reconcile net income to net cash flows from operating activities. Adjustments included (1) amortization of our library of photographs and videos of SEK 29.4 million, (2) depreciation of SEK 2.9 million and (3) deferred taxes of SEK 0.1 million, providing for a total of SEK 52.9 million. We reduced the total of SEK 52.9 million by the increases in trade accounts receivable, related party receivable, inventories, prepaid expenses and other current assets and accrued other liabilities totaling SEK 32.5 million, and we offset this reduction by SEK 3.7 million from accounts payable trade and income taxes payable.

         Investing Activities

         Net cash used in investing activities for the nine months ended September 30, 2001 was SEK 52.9 million. The investing activities were principally investment in library of photographs and videos of SEK 53.7 million, which are carried out in order to maintain the 2001 and 2002 release schedules for both video and DVD. In addition to investment in library of photographs and videos, SEK 28.1 million was invested in short-term investments, SEK 5.7 million in capital expenditures, SEK 9.1 million in investment in subsidiary and offset by SEK 21.4 million from cash from sale of controlled entity, SEK 21.0 million from asset held for sale and SEK 1.2 million from other assets. The increase over the comparable nine-month 2000 period is principally due to increased short-term investments as a result of cash received from sale of controlled entity, investments in library of photographs and videos in order to maintain inventory levels and expand DVD activities and investments in subsidiary represented primarily by the acquisition of assets from Private USA to be invested in our proprietary distribution operation in the United States.


         Net cash used in our investing activities for 2000 was SEK 71.1 million compared to SEK 39.7 million in 1999. The investing activities were primarily investments in our library of photographs and videos of SEK 51.9 million, which were carried out in order to start up DVD sales, increase content quality and maintain the 2000-2001 release schedule. In addition to investing in our library of photographs and movies, we invested SEK 10.9 million in capital expenditures, SEK 0.9 million in assets held for sale and SEK 6.7 million in other assets. The increase over the comparable twelve-month 1999 period was due principally to increased investments in our library of photographs and movies, capital expenditures and investments in other assets.

         Net cash used in our investing activities for 1999 was SEK 39.7 million compared to SEK 34.1 million in 1998. The investing activities were primarily investments in our library of photographs and movies of SEK 33.7 million, which were carried out in order to maintain the 1999/2000 release schedule. In addition to investing in our library of photographs and movies, we invested SEK
5.3 million in capital expenditures and SEK 2.4 million in other assets. Our investments were offset by SEK 1.6 million generated from assets held for sale. The increase over the comparable 1998 period was principally due to increased investments in other assets.

         Financing Activities

         Net cash used in financing activities for the nine months ended September 30, 2001 was SEK 2.5 million, represented primarily by repayments of long-term borrowings offset by conversion of warrants. The decrease over the comparable nine month 2000 period is primarily due to repayments of borrowings offset by less conversion of warrants.


         Net cash provided by our financing activities for 2000 was SEK 10.5 million compared to SEK 18.9 million for 1999, attributable to SEK 11.7 million from conversion of warrants and an increase in short-term borrowings of SEK 0.2 million on our line of credit, offset by our repayments on long-term borrowings of SEK 1.4 million. We attribute the decrease over the comparable 1999 period primarily to fewer conversions of warrants.

         Net cash provided by our financing activities for 1999 was SEK 18.9 million compared to SEK 0.8 million used in financing activities for 1998, attributable to SEK 21.8 million from conversions of warrants, offset by a decrease in short-term borrowings of SEK 1.3 million on our line of credit and repayments on long-term loans of SEK 1.6 million. We attribute the increase over the comparable 1998 period primarily to conversions of warrants.

Recent Developments and Outlook

         In the nine months ended September 30, 2001, we had net sales of SEK
266.9 million, cost of sales of SEK 86.7 million, gross profit of SEK 180.2 million and net income of SEK 74.7 million. We attribute these operating results primarily to increases in DVD, Internet (subscriptions and licensing) and broadcasting (cable, satellite and hotel television programming) sales. Our business continued to expand in the last three months of 2001. In the three month period ended December 31, 2001, our net sales and gross profits increased, and we incurred cost of sales in a manner consistent with the prior nine month period of 2001. In the three months ended December 31, 2001, we distributed 42 new movies and 13 new magazines. We also entered into contracts with NTL Network and Quadriga Worldwide to distribute our movies. See "Business-Movie Productions-Distribution" and "- Broadcasting." We also entered into a contract with Lycos Spain for the establishment of an "adult portal" with links to our website. See "Business - Internet Services."

         In December 2001 we borrowed $ 4.0 million from Commerzbank pursuant to a Note due December 20, 2002 in order to expand our product portfolio. The Note bears interest at an annual rate of 7%, payable quarterly, with the entire principal amount and accrued interest due on December 20, 2002. The Note is prepayable in full upon the sale of equity by us, including the sale of common stock in this offering. Upon the Note becoming prepayable, we are required to repay the entire principal amount of the Note together with the greater of (1) accrued interest payable on the Note or (2) a prepayment premium equal to $ 200,000. The Note is secured by a guaranty from Slingsby Enterprises and a pledge by Slingsby Enterprises of 5,600,000 shares of our Series A Preferred Stock. Commerzbank and Slingsby Enterprises have also agreed that if the Note remains unpaid at maturity, Commerzbank may elect to exchange the Note for Series A Preferred Stock or common stock owned by Slingsby Enterprises having a value of $ 5.0 million. Slingsby Enterprises is beneficially owned by Berth H. Milton, our Chief Executive Officer and a director.

         We expect continued growth in 2002, particularly in the DVD, Internet and broadcasting segments. We believe that our recently introduced website, www.privatespeed.com, will ultimately generate strong net sales growth with favorable margins. We also plan to introduce animated movie productions and video content accessible by mobile devices in 2002. We expect increases in the rate of production of new movies in 2002 and beyond to result in improved revenue growth.

         In this offering, Private Media Group, Inc. will issue and sell 5,800,000 shares and expects to receive net proceeds of approximately (Euro)
47.2 million (based on an assumed offer price of (Euro) 9.01 per share). We expect that the net proceeds from this offering, our available cash resources and cash generated from operations will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we may need to raise additional funds to support more rapid expansion or respond to unanticipated requirements. If additional funds are raised through the issuance of equity securities, our shareholders' percentage ownership will be reduced, they may experience additional dilution, or these newly issued equity securities may have rights, preferences, or privileges senior to those of our current shareholders. Additional financing may not be available when needed on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business.

Seasonality

         Our businesses are generally not seasonal in nature. However, June, July and August are typically impacted by smaller orders from some European and U.S. distributors, due to the holiday season, while November and December sales are generally higher due to the printing of special issues such as The Best of Private.


Euro Conversion

         Historically a significant portion of our revenues and operating expenditures have been in Swedish Kronor, our reporting currency. Over time, due to internal growth, new business developments and acquisitions, our business activities are being increasingly conducted in countries of the European Union who have adopted the euro as their currency. As a result, for all future fiscal periods beginning after December 31, 2001, we intend to submit our accounting reports using the euro as our primary reporting currency. The transitional period for the introduction of the euro ended on January 1, 2002 when the euro replaced all local currencies in the eleven member states. Although the euro conversion may affect cross-competition by creating cross-border price transparency, we believe that this development is unlikely to affect our business due to the low per item cost of our magazines, movies and other products.


Quantitative and Qualitative Disclosures About Market Risk

         We transact our business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The principal currencies in which our revenues and expenses are incurred are the Swedish Kronor, various Euro-zone currencies and the U.S.dollar. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses has not been material.

         We do not use financial instruments or derivatives to hedge our operations in foreign currencies or for speculative trading purposes.

New Accounting Standards Not Yet Adopted

         On July 20, 2001, the Financial Accounting Standards Boards issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the use of the pooling-of interests method of accounting for business combinations and clarifies the criteria used to recognize intangible assets separately from goodwill in accounting for a business combination under the purchase method. SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 and this statement supercedes APB Opinion No. 16 "Business Combinations" and related interpretations.

         Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). Further separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their expected useful lives (with no maximum life specified; whereas under prior rules a maximum life of 40 years was required).

         The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in fiscal years beginning after December 15, 2001 (i.e. January 1, 2002 for Private Media Group). Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not.

         Adoption of these new standards may have a material impact on our reported goodwill amortization expense and potentially on the carrying value of goodwill. Goodwill amortization expense for the nine months ended September 30, 2001 and the year ended December 31, 2000 amounted to SEK 2.2 million and SEK
1.6 million, respectively and the net carrying value of goodwill as of September 30, 2001 was SEK 26.3 million.

         In August 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 "Asset Retirement Obligations" ("SFAS 143") regarding non-temporary removal of long-lived asset from service, whether by sale, abandonment, recycling or other method of disposal.

         Under SFAS 143 qualifying asset retirement obligations resulting from legal obligations associated with retirement are recorded at present fair value when the liability is deemed probable, which for assets acquired subject to existing retirement obligations will entail recognition upon acquisition.

         The fair present value of the retirement obligations are recorded as an increase to long-lived assets, which is subsequently amortized using a systematic and rational allocation method. Under SFAS 143 the retirement obligation is accreted to future value over time, with the increase in obligation being recorded as interest expense.

         SFAS 143 will become effective the first day of fiscal years beginning after June 15, 2002, which for Private Media Group will be January 1, 2003, with early application permitted. The transition impact will be recorded as a cumulative change in accounting policy as of the beginning of the fiscal year. Management does not expect that the adoption of SFAS 143 will have a material impact on our results of operations or financial position.

         In October 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of ("SFAS 121")" and those sections of Accounting Principle Board Standard No. 30 "Reporting the Results of Operations" ("APB 30"), related to discontinued operations. The scope of SFAS 144 includes long-lived assets, or groups of assets, to be held and used as well as those which are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS 142. Under SFAS 144 the impairment test methodologies of SFAS 121 are essentially unchanged as the standard requires testing for impairment when indicators of impairment are in evidence, and that impairment losses are recognized only if the assets carrying value is not recoverable (based on undiscounted cash flows) and the carrying value of the long lived asset (group) is higher than the fair value.

         SFAS 144 is effective the first day of fiscal years beginning after December 15, 2001, which for Private Media Group will be January 1, 2002, with early application encouraged. Management does not expect that the adoption of SFAS 144 will have a material impact on our results of operations or financial position.

                                   BUSINESS

OVERVIEW

         We are a leading international provider of high quality adult media content for a wide range of media platforms. We acquire still photography and motion pictures tailored to our specifications from independent directors and process these images into products suitable for popular media formats such as print publications, DVDs, videotapes and electronic media content for Internet distribution. We distribute our adult media content directly, and through a network of local affiliates and independent distributors, through multiple channels, including (1) newsstands and adult bookstores, (2) mail order catalogues, (3) cable, satellite and hotel television programming and (4) over the Internet via proprietary websites and evolving broadband delivery services. In addition to media content, we also market and distribute branded leisure and novelty products oriented to the adult entertainment lifestyle and generate additional sales through the licensing of our Private trademark to third parties. In the first nine months of 2001, we had net sales of SEK 266.9 million and net income of SEK 74.7 million.

         Our business was founded in 1965 and achieved initial success through our flagship publication, Private, the first full color, hard-core sex publication in the world. Today, we produce four X-rated periodical magazines:
Private, Pirate, Triple X and Private Sex, as well as several special feature publications each year. As of December 31, 2001, we had compiled a digital archive of more than two million photographs and all of our 337 print publications. We expect to add two additional issues and hundreds of photographs each month to this archive. Approximately 300,000 copies of our print publications are distributed each month at an average retail price of approximately (Euro) 11.50. We distribute our publications through a network of approximately 250,000 points of sale in more than 35 countries, with strong market positions in Europe, Latin America, Australia and Canada. We believe that our distribution network has the potential to reach nearly 500,000 points of sale in our existing markets.

         Since 1992, we have also acquired, processed and distributed adult motion picture entertainment. We acquire motion pictures that meet our exacting standards for entertainment content and production value from independent directors, either under exclusive contracts or on a freelance basis. We then edit and process these motion pictures to ensure consistent image quality and prepare and customize them for distribution in several formats, including DVDs, videocassettes, broadcasting, which includes cable, satellite and hotel television programming, and the Internet. Our proprietary motion pictures and those produced by joint ventures in which we participate have received 61 industry awards since 1994, evidencing our success in setting high quality standards for our industry. As of December 31, 2001, our movie library contained 462 titles. We expect to add approximately 136 additional titles in 2002.

         Since 1997, we have expanded our presence in emerging electronic markets for adult media content, such as the Internet, DVDs and broadcasting. We believe that these markets comprise the fastest growing segment of the adult entertainment industry. We launched our first Internet website, www.private.com, in 1997. In 1999, we launched two additional websites, www.privatecinema.com and www.privatelive.com. We also generate incremental sales by licensing our trademarks and proprietary adult media content for use on the websites of other companies.

         We license our content to cable and satellite television operators as well as to hotels. We have also launched two television channels, Private Gold and Private Blue, that broadcast our content. Consumers pay for these products either on a pay-per-view basis or by subscription.

         In May 2001, we launched our www.privatespeed.com website to deliver our proprietary motion pictures to our customers using broadband connections over the Internet. This website utilizes advanced networking technology to furnish customers with instant access to our motion picture archive by buying blocks of viewing time. We are also preparing to distribute our adult media content through fixed and third generation mobile telecommunications technologies. While broadband and other high-speed Internet and telephonic connections are in their infancy, we believe that these technologies represent a substantial growth opportunity for us in the future.

         We operate in a highly regulated industry. This requires us to be socially aware and sensitive to government strictures, including laws and regulations designed to protect minors and to prohibit the distribution of obscene material. We take great care to comply with all applicable governmental laws and regulations in each jurisdiction where we conduct business. Moreover, we do not knowingly engage the services of any business or individual that does not adhere to the same standards. Since 1965, we have never been held to have violated any laws or regulations regarding obscenity or the protection of minors.

         Market Opportunity

         Demand for adult entertainment products has grown substantially in recent years. We believe that the total worldwide adult entertainment market exceeds $ 56 billion annually. Of this market, we believe that our target market, including print publications, videocassettes, DVDs, broadcasting and the Internet, comprises more than $ 40 billion. We believe that two principal factors are driving growth in our industry: the relaxation of social and legal restrictions on distribution of adult entertainment products and new technologies that facilitate the distribution of high quality adult media content to consumers in the privacy of their own homes. As a result of liberalized regulation of adult entertainment products, we now distribute our products in physical form in more than 35 countries worldwide with an aggregate current population of 1.1 billion, as compared to six European countries with a population of 144 million when the current management took over in 1991. We expect this liberalizing trend to continue, which should expand our potential markets further in the future.

         The proliferation of easy to use electronic equipment, such as VCRs and DVD players, which allow consumers to view high quality video products in the privacy of their home, has boosted demand for adult media content compatible with these formats. For example, the installed base of DVD players in Western Europe and the United States doubled in 2001. Also, the evolution of the Internet as a channel of commerce and content distribution has stimulated additional demand for adult media content. In addition, advances in cable, satellite and hotel communications systems furnish another relatively new channel for the delivery of media content, including adult entertainment, into private homes, hotels and businesses.

         We expect these regulatory and technological developments to fuel increasing demand worldwide for adult media content of all kinds, including demand for products in our market niche for explicit, unrated adult media content. In addition, we believe that market demand for content to fill new media outlets will lead mainstream media content providers to seek still more adult media content in the future. We expect that the high quality standards of the mainstream media, technological demands of multiple delivery formats and global marketing and distribution costs will increase capital requirements for providers of adult media content. While the adult entertainment industry is currently characterized by a large number of relatively small producers and distributors, we believe that the factors discussed above will cause smaller, thinly capitalized producers to seek partners or exit the adult entertainment business, leading to a consolidation of the adult entertainment industry.

         Our Competitive Strengths


         We believe the following strengths, among others, will enable us to exploit the growing global market for adult entertainment:

Extensive library of high quality adult media content

         We have an extensive library of high quality adult media content. As of September 30, 2001, our library included still photographs developed for more than 300 back-issues of magazines and more than 400 motion pictures. We hold exclusive worldwide rights to this entire content archive. This has enabled us to enter into global distribution arrangements with a wide range of media content providers, including leading international companies. To facilitate electronic distribution of our products, we have converted our entire archive of print images into a digital format. We are currently digitizing our motion picture archive as well, and have now stored more than 50% of our existing motion pictures in digital form. We believe that this electronic archive constitutes one of the largest libraries of high quality adult media content in the world.


Recognized brand name

         We believe that our target customers associate the Private brand name with high quality adult entertainment products and services. This name recognition attracts leading producers of adult media content, as well as distributors and prospective joint venture partners interested in working with the Private Media Group. We believe that the strength of our brand name leads to more favorable economic terms than we could otherwise obtain in our processing and distribution contracts, and enables us to negotiate favorable revenue sharing arrangements and joint ventures from which we derive significant licensing fees and royalty income. We have entered into joint venture and co-branding agreements with leading participants in our industry and other related industries, including Playboy and Penthouse. We seek to strengthen awareness of our brand name by consistently featuring the Private label prominently in our product packaging, cross-promoting our own products, selectively sponsoring athletes and distributing under the Private label complementary or ancillary non-media products that are consistent with an adult entertainment lifestyle. We believe that these activities engender a loyal customer base which, in turn, enables us to grow even with relatively modest external advertising and marketing expenditures.


Established market position and distribution network

         We have a well-established worldwide distribution network which has been built up over the past 35 years, including some 250,000 points of sale in over 35 countries as of September 30, 2001. In many markets, we believe that our established presence hinders our competitors' ability to break into the market. In some cases, exclusive distribution agreements improve our market position further. This broad distribution network provides an effective channel to introduce new products and services and new formats for existing products and services. For example, we were able to utilize our existing video distribution channels to reach customers with our DVD-based products. In electronic media categories, we have entered into strategic alliances with a number of leading service providers, such as Terra/Lycos and T-Online, to facilitate widespread distribution. In addition, we have assembled an internal team of Internet specialists to maintain and improve our Internet infrastructure and electronic products and services. We believe that our broad, multi-format distribution network affords our customers convenient access to high quality adult media content in the format of their choice.


Flexible operating structure and access to substantial capital

         We acquire adult media content from third-party directors on a project basis. This approach gives us substantial flexibility in terms of production volume and delivery time, significantly reduces our fixed production overhead and largely eliminates the risk to us of cost overruns in production. Because of our multiple product and service formats and broad distribution network, we can afford to hire top directors in the industry, which we believe results in a higher quality product for our customers. Similarly, we reduce our fixed processing costs by outsourcing editing and duplication functions for most of our products, although we retain oversight of the overall production process for cost and quality control purposes. As a public company with access to the capital markets and, in recent years, significant operating cash flow, we believe that we will have sufficient financial resources to increase our production and grow through acquisitions without sacrificing our high quality standards.

Experienced professional management

         Our management team has extensive experience in the production and distribution of adult media content and in general business administration. Berth H. Milton, our Chief Executive Officer, has extensive knowledge of our industry and has successfully founded and developed other profitable businesses. Other members of our management team have broad expertise in content production, sales and marketing, technology and finance, and have contributed to our record of growth in our core business and in acquiring and integrating companies in related businesses.


         Our Strategy


         Our vision is to be the world's preferred content provider of adult entertainment to consumers anywhere, at any time and across all distribution platforms and devices. We have developed the strategies described below to increase sales and operating margins while maintaining the quality of our products and services and the integrity of our brand name.

         Develop strategic alliances and joint ventures with businesses outside of the adult entertainment industry to broaden our distribution channels. We are entering into strategic alliances and joint ventures with leading media companies outside of the adult entertainment industry to distribute our adult media content for use on popular and newly developing media formats, including revenue sharing relationships with cable and satellite television operators and Internet service providers with significant market positions. We expect these initiatives to widen the scope of our distribution network, enabling us to reach new customers while supplying our partners and licensees with content.

         To be at the forefront of the adult entertainment industry in adapting new technology and distribution channels such as broadband distribution of our motion pictures. By actively seeking out and utilizing advanced technologies to distribute our content such as DVDs, broadband, Internet and cable and satellite television, we expect to increase revenues with minimal incremental cost. For example, we have recently launched a streaming video, or "video-on-demand", product that exploits broadband technology over our new privatespeed.com website to deliver high quality adult media content directly to customers via the Internet. We believe that this broadband technology, in particular, offers us a significant opportunity to increase our net sales and operating margins and simplify our distribution chain. In addition, we were one of the first adult entertainment companies to embrace the DVD format.

         Increase market share through strategic acquisitions. The adult entertainment industry is currently fragmented and consolidating. We expect this trend to continue as small, privately owned companies seek to exit from the business. We plan to expand our market presence and increase our market share by acquiring local distributors in the markets in which we compete. In addition, we may seek to acquire existing business enterprises in other related businesses opportunistically. To finance future acquisitions, we expect to use a combination of cash flow generated by our operating activities and, in some instances, our common stock. As one of the few companies in our industry with publicly listed common stock, we believe that we will have a significant advantage over most of our competitors in financing such consolidating acquisitions.

         To complete the digitalization of our entire movie and photograph library in order to prepare our library for distribution in new electronic media. We have developed an extensive library of motion pictures and other pictorial content. Until recently, this library was archived on a master print, which would allow duplication in traditional media. New forms of electronic distribution provide us with an opportunity to use this content by distributing it on new forms of media, such as DVD, Internet and broadband. To facilitate electronic distribution of our products, we have converted our entire archive of print images into a digital format. We are currently digitizing our motion picture archive as well, and have now stored over 50% of our existing motion pictures in digital form.


         Continue to increase and strengthen brand awareness. We have developed strong brand awareness within each of our magazines and videos' targeted markets. We own the worldwide rights to all of our content. We seek to strengthen awareness of our brand name by consistently featuring the Private label prominently in our product packaging, cross-promoting our own products, selectively sponsoring sports and distributing under the Private label complementary or ancillary non-media products that are consistent with an adult entertainment lifestyle.


         Our Principal Products and Markets


         Magazine Publications


         We are the publisher of Private, an international X-rated magazine. Private was founded 35 years ago, and was the first full color, hardcore sex publication in the world. Today, we produce four X-rated magazines which are released bi-monthly: Private, Pirate and Triple X and Private Sex. In addition, special editions are released monthly and a book, The Best of Private, is released annually. Our newest magazine, Private Life, which is produced by our licensees, is the first softcore magazine we have distributed. We distribute these magazines through newsstands and other retail outlets.


         Movie Productions


         Since 1992, we have acquired and distributed adult motion picture entertainment. These productions generally feature men and women in a variety of erotic and sexual situations, generally in both hardcore and softcore versions. We distribute these movies primarily on videocassettes, DVDs, through cable, satellite and hotel television programming and over the Internet. We maintain the ownership and copyrights of every movie we finance and produce.


         We expect to produce approximately 100 X-rated and 36 R-rated movies in 2002, with distribution through a worldwide network that covers approximately 60,000 points of sale, including primarily videoshops and adult book stores. We believe we have the potential to reach more than 155,000 points of sale. Our first two monthly video labels were Private Film and Private Video Magazine. Both labels received critical acclaim in leading international magazines as well as numerous industry awards from industry associations and major adult entertainment movie festivals, including Adult Video News, Impulse d'Oro and Golden X. They were followed by the introduction of our monthly labels Triple X, Private Stories and Private Gold. In May 1997, we introduced Gaia, a bi-monthly label. In 1998, we introduced a bi-monthly new label, Private Black Label. In 1999, we introduced four new monthly labels Pirate Video Deluxe, Private XXX, The Matador Series and Peep Show Special. In 2000, in addition to several compilations, we introduced the label Private & Penthouse Video in conjunction with Penthouse.


         As of December 31, 2001, our movie libray contained 462 movie titles. By the end of 2002 we expect the total to increase to approximately 600 titles. All titles are available on videocassette and nearly 50% are available on DVD. These products are sold by distributors, primarily to retail stores and wholesalers worldwide. Several of our original motion picture programs have also been re-edited and licensed to cable, satellite and hotel television operators.


         Internet


         Our Internet team has combined the quality of our extensive media library with the newest technology to create what we believe to be one of the best adult websites, www.private.com. We believe that the rapid growth of the e-commerce market and increased access to the Internet by consumers has created an excellent opportunity for us to utilize our proprietary assets through marketing and distribution on the Internet. Private.com offers its more than 100,000 members access to high quality adult content, including over 200,000 pages of magazine pictures, photosets, stories, an interactive search categories gallery and access to video clips from more than 400 Private Media Group movies. Private.com members also get access to live, webcam, and contact/personals content. Private.com acquires customers primarily through advertising in DVDs, videos, magazines and broadcast programming with minimal incremental cost. It also acquires new customers by establishing partnerships with leading portals including Excite, Lycos, T-online, Prisacom and other e-commerce websites.


         Due to Private.com's recognized brand name among adult site purveyors, we have many customers who have the confidence to make credit card payments to us. Current subscriptions prices are $ 29.95 for a month's subscription and $
149.95 for an annual subscription. Consumers wishing to avoid credit card payments or not having a credit card can access Private.com content through so-called "dialer access" by dialing into a premium rate number and paying a per minute fee that varies depending on the country. Private Media Group also cross-sells its retail products through the Private.com shop. For example, Private.com is able to offer a consumer who views content on its website an opportunity to purchase that content, in a magazine, on DVD or video or in its on-line store. The Private.com website is currently generating traffic of approximately 2.5 million visits per month and more than 60 million pages are viewed per month. We currently maintain a staff of 40 full-time Internet employees with more than 10 focusing on technology, and the balance dedicated to website production, sales and marketing and customer support.


         We have also developed a website called privatespeed.com, offering broadband customers access to Private Media Group's complete collection of movies and video content through video-on-demand. Privatespeed has a two pronged strategy for acquiring customers for its prepaid service: by partnering with broadband Internet service providers, or ISP's who host our content and distribute products to their installed customer bases and by targeting broadband customers directly, who view the content over the Internet. To date, privatespeed.com has sold over 640,000 minutes directly to consumers since it launched in May 2001 with minimal marketing activity. We are currently negotiating agreements with leading broadband ISP's. We believe that with privatespeed.com we are well positioned among adult entertainment companies to take advantage of the transition to broadband content distribution.


         In addition, we are licensing the right to use our trademarks and media library on the Internet to third parties with independent websites. This licensing activity generates significant royalty income. In addition, we market our products on the Internet through distributor sites and shopping sites.

         Other Markets


         In April 1996, we launched our Private Collection International, Inc. line of adult pleasure products. We also license the Private name in connection with various lines of clothes, nutritional supplements, energy soft drinks, personal skin care products and on-line gaming. Channels of distribution for licensed products include conventional distribution channels, e-commerce and television home shopping.


INDUSTRY OVERVIEW

         The adult entertainment industry has evolved rapidly in recent years. In spite of often intense political campaigning, there has been a general trend towards wider acceptance of adult entertainment content among the general public and mainstream media channels. New technologies have lowered costs and changed the way in which adult content is produced, distributed and viewed. Lower costs, in particular, have lowered barriers to entry and increased competition in the adult entertainment industry. The trend toward wider acceptance of sexually-explicit material and ongoing technological developments has created a large and growing global market for adult content.

         Historically, the adult entertainment industry has attracted a considerable level of government and regulatory attention primarily due to obscenity, which has led to limitations on either the explicitness of content or the availability. Traditionally, to view adult material, consumers were required to purchase movies in a public environment or to go to an adult movie theatre or peepshow.


         Through a process of evolution rather than revolution the adult entertainment industry has become more acceptable over time, with a relaxation of the regulations and guidelines governing the industry. For example, in the United Kingdom, one of Europe's more restrictive countries with respect to adult entertainment, there has been a gradual relaxation of what is suitable for public viewing. The British Board of Film Classification, BBFC, has introduced the `R18' category, allowing distribution of hardcore adult videos through licensed sex shops for the first time. The approval from the BBFC, and subsequent theatrical release, of movies such as The Idiots and Intimacy have also broadened what is regarded as acceptable adult content.


         New technologies have helped to legitimize the industry and increase the size of the market. During the 1980s, the introduction of adult movies on videocassette and through broadcasting on cable and satellite television increased acceptance of adult media content by confining it to the privacy of the consumer's home. More recently, the Internet has become a primary distribution platform for both suppliers and consumers of adult media content providing low-cost delivery and increased privacy. Although currently unexploited, third generation mobile and handheld devices are likely to increase the market even further in the future, making adult media content viewing mobile.

         The production and distribution of adult media content is very competitive. Hundreds of companies are now producing and distributing movies to wholesalers and retailers, as well as directly to consumers. The low cost of high quality video cameras and equipment has significantly lowered the barrier to entry for production of adult media content. According to Adult Video News, approximately 10,000 new adult video titles were released in the United States in 1999, up from 8,950 in 1998 and 1,275 in 1990. The bulk of this production is represented by low quality, amateur productions, made for only a few thousand dollars, as opposed to the larger, professionally produced movies with high production values. Around 20 major producers, such as Private Media Group, Vivid, Video Company of America and Metro, release most high budget adult videos and DVDs, see "Business-Competition". In addition, because it costs as little as $ 5,000 to establish an Internet presence, there is significant competition among distributors of adult media content over the Internet. The proliferation of websites distributing adult media content has itself fueled a greater and ongoing demand for the creation and licensing of new adult media content.


         We believe that the global adult entertainment market exceeds $ 56 billion annually. This covers memberships and subscriptions, escort services, magazines, sex clubs, telephone sex lines, cable and satellite pay-per-view programming, adult videos and toys and other related products and services. In 1998, Forrester Research estimated the U.S. adult entertainment market at $ 10 billion annually. This compares to total U.S. cinema box office receipts for mainstream motion pictures of $ 7.7 billion in 2000 ($ 6.95 billion in 1998), indicating the size and importance of the adult market within the entertainment industry.


         Video and DVD Sales & Rental

         Bringing adult movies into the privacy of the home through the introduction of videocassettes along with cable and satellite services all but eliminated the adult theatre business. The introduction of the DVD and its rapid acceptance by the public is gradually shifting the balance of home viewing from videos to DVDs. DVDs offer better picture and sound quality than videos, worldwide compatibility and other add-ons. The DVD format also benefits suppliers and retailers. Several languages can be combined onto one DVD, so only the DVD cover needs to be changed for different territories. Also, back catalogue sales should initially increase as consumers look to replace their videocassette library with the new format.

         Although DVDs will not replace videocassettes completely in the near term because of the ability of users to record on videocassettes as well as their current high level of market penetration, currently comprising approximately 93 million households in the United States, rentals and sales of DVDs are likely to increase significantly as more DVD players are sold. IDC Research anticipates that the number of household with DVD players in the United States will increase to 43.6 million in 2002 from 15.0 million in 2000. Similar growth is expected in Western Europe, with the number of households with DVD players increasing to 13.5 million in 2002 from 4.7 million in 2000, according to the International Recording Media Association.

         In the U.S. market, total rental and retail spending on video and DVD titles in 2000 was over $ 19 billion, a 10% increase over 1999, according to the Video Software Dealers Association. In 2000, total sales and rentals of adult videos in the United States were approximately $ 4.0 billion according to Adult Video News estimates, including sales through general interest retailers and dedicated adult stores. In 2001, PR Week reported that the Free Speech Coalition estimated that 20% of all U.S. households with either cable or satellite television or a VCR watch adult movies.

         The provision of in-room entertainment services by major hotel chains throughout the world also serves as a distribution channel for adult media content. In addition to a selection of mainstream movies, hotel guests often will have a choice of softcore, and frequently hardcore, adult videos available on a pay-per-view basis. In the United States, these services are provided by companies such as On Command and Lodgenet, which supply approximately 950,000 and 800,000 hotel rooms, respectively. Estimates by analysts cited to by the Los Angeles Times in 2001 suggest that adult movies generate approximately half of total hotel pay-per-view revenue in the United States, approximately $ 250 million annually. Outside of the United States, excluding more restrictive countries such as the United Kingdom, hotel guests also have access to hardcore material on a pay-per-view basis.


         Broadcasting


         Cable and satellite television have also brought adult media content into the privacy of the home. Technological developments, in particular the evolution of digital broadcasting, should not only increase the number of channels that can be delivered directly to the home, but should also lead to video on demand. The development of these services should benefit the adult entertainment industry by providing a greater number of special interest channels providing pay-per-view services. This should also increase the need for new adult media content.


         In the United States, in addition to softcore channels such as Playboy TV, AdulTVision, Spice Channel and The Adam & Eve Channel, there are several hardcore video channels available, including Eurotica, Exotica, Exxxtasy, True Blue, X!, Xxxcite and XXXplore, that offer uncensored hardcore material. In 2001, the Asian Wall Street Journal stated that, according to Kagan World Media, of a total pay-per-view revenue for satellite and cable television operators in the United States of $ 1.73 billion, around 27%, or $ 465.0 million, can be attributed to adult movies.


         In 1999, Playboy and Spice Entertainment Companies, Inc. entered into an agreement resulting in the combination of the two companies. Playboy also acquired three television networks - the Hot Network, the Hot Zone and Vivid TV
- in July 2001 which has altered Playboy's focus from softcore to hardcore programming.

         At the end of 2000, according to Screen Digest, there were over 64 million subscribers to cable and satellite television in Western Europe. According to Forrester Research, in the United States there were approximately 83 million subscribers to satellite and cable television services at the end of 2000. The number of cable and satellite television subscribers is expected to continue to increase, as well as gradually shift from analogue to digital services.

         Internet


         The adult entertainment industry was among the first to commercially exploit the Internet as a distribution channel, and among the only industries to generate a profit on the Internet. The Internet offers relative privacy for users, a seemingly endless selection of adult media content and can provide immediate delivery. Datamonitor research estimated that adult content accounted for 69% of paid content on the Internet in 1998.


         Pay sites contain most of the adult media content on the Internet, but free sites are also common and are primarily supported by advertising from pay sites. Free sites get a few cents for each viewer who "clicks" on an advertising banner. The banner then transports these viewers to a site that tries to entice the user into paying for content using their credit cards. In 1999, Datamonitor estimated that there were well over 100,000 sexually-oriented sites, of which only about 14,000 generate revenues. Of the revenue-generating sites, only a handful of these account for the majority of overall revenues on the Internet for adult media content.

         According to searchterms.com, `sex' is the third largest category searched for on the Internet after `autos' and `travel', but above `shopping', `games' and `MP3'. Of the 1.6 billion web pages indicated as available by the Google search engine, searching for `sex' results in 15.9 million pages and `porn' results in 3.3 million. In June 2001, Internet monitoring company NetValue estimated the following numbers of Internet users were visiting adult sites at least once per month: 5.3 million in Germany; 3.8 million in the United Kingdom; 2.7 million in France; 2.4 million in Italy and 1.5 million in Spain. In the United States, PR Week reported that Nielsen/Net and Media Metrix estimated that approximately 21 million Americans visit an adult content site at least once per month.


         A number of well-established Internet businesses have recognized the revenue potential of adult media content and now provide those services.Freenet.com, Germany's second largest internet service provider has launched Fundorado.de offering hardcore movies, photographs and sex chat groups on a monthly subscription basis. In the United Kingdom, online retailer Lastminute.com has recently introduced a range of adult games and toys to its site. However, this development has also been subject to criticism, leading to withdrawals such as Yahoo!'s reversal of its decision to sell adult videos on its sites after receiving numerous complaints from consumers.


         The use of the Internet for viewing adult media content is expected to increase significantly as home Internet access increases and broadband services become more widely available. IDC estimates that in 2005 the number of home Internet users will reach 194.1 million in the United States as compared to
100.8 million in 2000 and 196.4 million in Western Europe as compared to 80.3 million in 2000. Forrester Research estimates broadband services will reach 46.7 million households in the United States by 2005 as compared to 5.0 million in 2000 and 28.7 million in Western Europe as compared to 400,000 in 2000.


         The increased availability of adult media content on the Internet has attracted considerable attention. Concerns have arisen with respect to child protection and the distribution of illegal material. In response to the issue of child protection, a number of software packages have become available that control the content that can be accessed from a personal computer. Products such as Surfcontrol, NetNanny, Websense and others can be employed to filter sites for inappropriate material, blocking access for unauthorised users.

MAGAZINE PUBLICATIONS

         Our publishing operations include the publication of the adult magazines identified in the table below, special editions consisting of previously published material and occasional newsstand specials, calendars and paperback books. All of these magazines, together with local editions, are printed under various trade names and are distributed in over 35 countries. We publish several customized editions of our four principal magazines. Each edition contains the same editorial material but provides locally targeted content reflecting local governmental regulation regarding explicit adult publications. Most of our magazines feature pictures of men and women engaged in erotic and sexually explicit situations. We distribute approximately 300,000 copies of our print publications per month at an average retail price of approximately (Euro) 11.50. Our most popular publications are Private, Pirate, Private Sex and Triple X.


MAGAZINE LIBRARY                                     As of December 31,
------------------------------------------   ----------------------------------
                                                 2001                 2000
                                             --------------      --------------
Title                                         No of Issues        No of Issues
------------------------------------------   --------------      --------------
Private...................................             168                 162
Pirate....................................              70                  64
Triple-X..................................              44                  38
Private Sex...............................              35                  29
Special Editions..........................               7                   6
Best of Private (Book)....................              13                  12
                                             --------------      --------------
Total.....................................             337                 311
                                             ==============      ==============


                                           Quantities of Magazines Produced
                                          ----------------------------------
Title                                          2001                 2000
-----------------------------------------   ----------           ----------
                                                  (Printed, not sold)

Private..................................      642,200              697,500
Pirate...................................      471,500              515,100
Triple-X.................................      457,200              518,050
Private Sex..............................      346,500              391,840
Best of Private (Book)...................       58,200              109,550
Special Editions.........................       75,150               54,000
                                            ----------           ----------
Total....................................    2,050,750            2,266,990
                                            ----------           ----------


         Our publications offer a variety of features and have gained a loyal customer base. We believe we have earned a reputation for excellence by providing a high standard of quality to the adult entertainment industry, while we maintain circulation leadership as the leading hardcore magazine publisher. All of our publications have long been known for their graphic excellence and features, and publish the work of top artists and photographers in the field. They are also renowned for their pictorials of beautiful people. Our magazines command some of the highest prices in the industry.


         All of our publications are printed by independent third parties. We have a longstanding relationship with several printers in Spain, and a printer in the United Kingdom. Our U.K. printer also prints adult magazines that compete with our products. Nonetheless, we believe that generally there is an adequate supply of printing services available to us at competitive prices, should the need for an alternative printer arise. All of our production and printing activities are coordinated through our operating facility maintained by our wholly owned subsidiary, Milcap Media Group.

         Circulation


         Our magazines have historically generated most of their revenues from firm sales distribution. However, now distributors with rights to return represent approximately 50% of our production. Single copy retail sales normally occur in adult book stores and similar establishments. Newsstand retail sales are permitted in most European countries, including France, Italy, Spain, Germany, Denmark, Sweden, Finland the Benelux countries and Portugal.

         Our magazines are distributed to newsstands and other public retail outlets through a network of national distributors, who maintain a local network of several wholesale distributors and licensors. We have entered into national distribution agreements covering over 35 countries and generally deal with a magazine distributor for local distribution of our publications. We ship copies of each issue in bulk to our wholesalers, who distribute on to local retailers.

         Independent distributors who distribute our magazines do so under individual distribution agreements. These agreements are normally subject to automatic yearly extensions unless either party terminates the arrangement.

         For the past few years, we have sought to expand the use of our magazines' content and other assets across different media formats. Our primary focus in recent years has been the re-editing and digitizing of every Private magazine for use on our websites. This content was initially available on our websites in May 1998, and we completed the digitization of our still photo archive in 2000.


         Production, Distribution and Fulfillment


         Four independent printers in Spain currently print most of our magazines, books, brochures and video and DVD covers. Printing costs vary based upon the price of component raw materials. The principal raw materials necessary for publication of our magazines are coated and uncoated paper. Paper prices are affected by a variety of factors, including demand, capacity, pulp supply and by general economic conditions. Our printers have a number of paper supply arrangements and we believe that those arrangements provide an adequate supply of paper for our needs. In any event, we believe that alternative sources are available at competitive prices.

         With respect to color separation, pre-press and related services, we currently use our own scanning facilities and have the support of two independent suppliers for color separations. We are also using the latest technologies in this field, such as digital imposition and computer-to-plate process technology, or CTP. CTP eliminates the need for the production of film/color separations during the pre-printing process, saving time and money while improving quality. In simple terms, CTP allows printers to receive computer disks containing electronic files (both text and graphics) and output those files directly to a plate. The result is a top quality image which takes minutes instead of hours to produce. We are nearing completion of our planned implementation of CTP process technology for printing.

         We print and ship all of our proprietary magazines from Barcelona, Spain with the exception of our U.K. licensee, who receives all our magazines in digital format and prepares its own layout and color separations before printing locally adapted softcore editions of all our magazine titles. We determine the amount of printed publications bi-monthly with input from each of our national distributors.

         Most of our products are packaged and delivered directly by the printer or supplier, while Milcap Media Group provides warehousing, customer service and payment processing. Milcap Media Group employs a staff of 20 professionals to manage the production and to oversee the printing and distribution of our magazines.

         Licensed Publishing


         In 1999, we signed a licensing agreement with K-OS Publications (UK) Limited for the publication and distribution in Britain of two new softcore titles bearing the Private trademark. "Private Life" magazine was first published in the United Kingdom at the end of 1999, while "Private Style" magazine is set to launch in 2002.


MOVIE PRODUCTIONS

         In 1992, we began releasing movies under the Private label.


         Our adult movies are in genres similar to our magazines and books under the titles listed in the table below. Normally, we spend on average between $ 25,000 and $ 125,000 per movie. This amount excludes the computation of the post-production, master production, duplication and distribution costs. Generally, Milcap Media Group creates and designs all artwork for promotional items and packaging and contracts for printing services. Since 1997, independent laboratories have duplicated all of our videocassettes for us. Similarly, since 1999 all DVDs have been duplicated by independent laboratories as well. A number of our titles, including Private Film, Private Video Magazine, Triple X, Private Stories, Private Gold and The Matador Series are released on a monthly basis while others are released on a bimonthly or less frequent basis. As of December 31, 2001, our movie library contained 462 movie titles. By the end of 2002, we expect the total to increase to approximately 600 titles. All titles are available on videocassette and close to 50% are available on DVD. We sell approximately 75,000 videos and 80,000 DVDs per month. We continue to expand our video operations in international markets and presently market our video products in over 35 countries.


         We finance all of our adult movies, and we contract with video and movie producers on a flat fee basis. All producers generally assume production costs and obligations, including among other things, the delivery of rights and model releases. Historically, we have principally financed new movies with the cash flow generated by previous productions. To date, we have not solicited any external financing for any of our acquisitions other than the $ 4.0 million Note entered into with Commerzbank.

                                              2001                2000
                                          --------------      --------------
MOVIE LIBRARY                              No of Titles        No of Titles
---------------------------------------   --------------      --------------
Private Video Magazine.................              26                  26
Private Film...........................              28                  28
Triple-X Video.........................              32                  32
Private Video Stories..................              27                  27
Private Gold...........................              51                  45
Gaia...................................               6                   6
Pirate Video...........................              12                  12
Triple-X Files.........................              12                  12
Casting-X..............................              31                  25
Best of Private........................               7                   6
Private Black Label....................              22                  16
Pirate Video Deluxe....................              16                  12
Private XXX............................              15                  12
Special Compilations...................              28                  22
Amanda's Diary.........................               5                   5
Peep Show Special......................              12                  12
Horny Housewives.......................               9                   9
The Matador Series.....................              14                   8
The Story..............................               2                   2
Private Movie..........................               1                   1
Private & Penthouse Video..............              11                   5
Private Super F******..................              12                   7
Pirate Fetish Machine..................               2                   0
The Private Life of ... ...............               3                   0
Private Reality Video..................               3                   0
Virtualia..............................               5                   0
Softcore Versions......................              70                  46
                                         --------------      --------------
Total..................................             462                 376
                                         ==============      ==============


         We have licensed many of our original programs to cable television networks and adult pay-per-view television channels. These licenses generally grant the television channel owner a specific right of transmission and we retain the intellectual property rights of every production. We edit many of our new feature video and movie releases into several versions depending on the media through which they are to be distributed. In general, versions edited for cable, satellite and hotel television programming are less sexually explicit than the versions edited for home video distribution.


         Distribution


         We distribute our productions worldwide via masters, videocassettes and DVD's that are sold or rented in video stores, sex shops, newsstands and other retail outlets, and where permitted, through direct mail. Our website has contributed to increasing video and DVD sales, and we expect this new medium to become a significant distribution channel in the future.

         We have entered into distribution agreements in over 35 countries. Under these distribution agreements, our subsidiary Peach Entertainment Distribution or Milcap Media Group, agrees to provide a specific minimum number of new titles each month during the term of the agreement, and a licensee normally serves as the exclusive distributor throughout its own country or language territory. Under the various distribution agreements, licensees are normally required to purchase a minimum number of units for each monthly period during the term of the agreement.


         In countries such as Germany, we have expanded our relationships with our national distributor by entering into exclusive multi-year, multi-product output agreements. In countries such as the United States, the Benelux countries, France and Spain, we have established local subsidiaries for the purpose of owning or controlling local distribution. In the near future, we intend to renegotiate some of our national distributorship agreements in order to vertically integrate Private Media Group into the chain of distribution. In general, we believe that national distribution agreements enable us to have an ongoing branded presence in international markets and to generate higher and more consistent revenues, than we could achieve selling directly to retailers.

         In October 2001 we entered into an agreement with Quadriga Worldwide, a leading European hotel entertaiment and service provider, to make a wide selection of our movies available to guests in hotels serviced by Quadriga. Quadriga presently provides 6,350 hotels in 30 countries with interactive entertainment and information services, covering 321,000 hotel rooms worldwide, with an estimated potential annual audience of 100 million hotel guests. Key customers of Quadriga include leading hotel chains such as Best Western International, Scandic Hotels, Choice Hotels, Starwood Hotels and Resorts, Six Continents Hotels, Accor Hotels, Carlson Hospitality Worldwide, Marriott Hotels, Thistle Hotels and Societe du Louvre.


         Video Duplication/Production Techniques


         Masters are customized and duplicated by our subsidiary Peach Entertainment Distribution and from there they are sent to different distributors and VHS duplication centers. Some distributors receive a master directly and do their own duplication.

         All artwork to print the video covers is created at Milcap Media Group. Most countries receive their own pre-printed covers from Spain and some countries print their own covers from CD-Roms when delivered.

         The DVD Market


         Distribution of DVDs represents one of our fastest growing markets. We believe we set a high standard for DVDs in the adult entertainment industry, with each DVD released by us possessing five language options as well as four other subtitled languages. We believe that our multi-language DVD format provides a significant competitive advantage for us because it attracts consumers worldwide and expands our international marketing and sales potential. This global format allows us to reduce our overall unit production costs and increase profit margins. Currently, the majority of DVDs released by our competitors in the United States and worldwide are produced in only one language. As a result, they have to either license titles country-by-country or manufacture each title in separate languages, thus loosing out on economies of scale. As the manufacture of each DVD master disc, prior to duplication, costs approximately $ 10,000, this further drives down our competitors' profit margins.

         Currently, mainstream movie titles are released on DVD in six Regional Codes or Zones. This is required primarily because producers often do not control the worldwide rights to their titles. Our DVDs are playable in any region, in every country in the world, because we own and control the global rights to everything we have produced.


         Our DVDs are also "Internet Activated", which means that when a consumer plays the DVD in a personal computer, that person also gets a direct link to our websites, where they can view our content by purchasing a subscription or visit our extensive on-line shopping area. We also sometimes add `extras' to our DVDs, including alternative endings to movies, interviews with the stars, biographical data on the actors, their roles in other in-house productions and publications, and multiple-angle views.

         Broadcasting


         In 2000, we signed an exclusive joint venture agreement with International Film Productions and Distributions, Ltd., "IFPD", to create two new adult television channels to be broadcast worldwide. IFPD is a European-based television broadcasting company associated with major content providers that specializes in the distribution of cable and satellite television channels.

         Under the terms of our joint venture agreement, IFPD has agreed to ensure the promotion and broadcasting of our new adult channels, Private Gold and Private Blue, to a worldwide audience and we have agreed to provide all adult media content and trademarks. The Private Gold channel will present hardcore material, while the Private Blue channel will broadcast softcore material. Under this agreement, we will receive 65% of the gross profits generated from the broadcast of, and advertising on, these channels. We also have an option to acquire up to 65% of the equity in IFPD at face value.

         In 2000, we also started broadcasting our Private Blue channel in the United Kingdom under an exclusive joint venture agreement with Zone Vision Enterprises, a UK-based television company, and IFPD. These channels operate on digital and analog platforms throughout continental Europe. We receive 35% of the net profit generated from those broadcasting and advertising revenues. Private Blue is available through the analog and digital satellite platforms of BSkyB and the Telewest cable network in the United Kingdom. In November 2001 we entered into a distribution agreement with NTL Network to make Private Blue available to over one million NTL digital cable subscribers in the United Kingdom on a pay-per-night basis. We also launched in Turkey on the DigiTurk platform, and in Hungary and Slovakia on the UPC networks, and in the Netherlands with MediaKabel. Currently available to over 6.6 million addressable subscribers in the UK alone, Private Blue has also secured an international satellite feed on the SIRIUS 2 satellite. This means that our Private Blue signal is available for further expansion to subscribers in all territories of Europe from 23.00 to 05.00 Central European time every day of the year.


         Our Private Gold television channel, broadcasting under Dutch license, successfully launched in Hungary on the HCA Cable Association platform and in Hungary, Slovakia and the Czech Republic on cable systems and the UPC Direct satellite network in 2000. Private Gold also secured an international satellite feed on the AMOS 1 satellite. This will allow us to expand to subscribers in all territories in Europe from 24.00 to 04.00 Central European time, every day of the year. A second satellite feed, on the ASTRA satellite with Cryptoworks encryption, also became available in 2000. ASTRA is one of the leading satellite systems for direct-to-home transmission of television, radio and multimedia services in Europe. ASTRA currently has a fleet of nine satellites and transmits to 22 European countries.

         In 2001, we entered into an agreement with Canal Digital AS which provides for the distribution of the Private Gold television channel through Canal Digital in Sweden, Denmark and Finland as part of an exclusive joint venture agreement with IFPD. Canal Digital is jointly owned by the French company Canal+ and the Norwegian company Telenor. Canal Digital operates in the Nordic countries and is one of the leading suppliers of digital programs and services in the Nordic region. Canal Digital has more than 1.1 million card customers and over 700,000 subscribers to its services in the Nordic region.

         In 2001, the Private Gold and Private Blue television channels were contracted for distribution throughout Latin America by Pramer S.C.A. Pramer is the largest company in Latin America dedicated to producing, distributing and commercializing content for cable and satellite television. Pramer will be responsible for the satellite distribution, advertising and commercialization of the Private Blue and Private Gold channels throughout Latin America. Both channel signals are transmitted on the NSS 806 satellite that covers the entire South American continent making the channels available to all of Latin America's 15 million satellite and cable subscribers.

         In June 2001, we signed an agreement with Wizja TV to broadcast Private Gold in Poland. Wizja TV is one of the largest Direct to Home platforms in Poland with approximately 400,000 subscribers.

         We believe that currently our Private Gold and Private Blue channels are available to approximately 28 million potential viewers worldwide.

         In addition to the expansion of Private Gold and Private Blue, we signed other agreements concerning broadcasting of our content in 2000, including our agreement with media[netCom] AG.

         In August, 2000 we entered into a two-year motion picture licensing agreement with Playboy, which calls for us to supply Playboy with motion picture content for Playboy's television networks throughout the Americas. Under the agreement, Playboy will receive the exclusive rights to broadcast our content on their networks over the term of the agreement for a fixed payment amount.

         We also entered into agreements with Canal+ in 2000 to supply adult movie content for Canal+'s television networks throughout Europe. Canal+ receives the exclusive rights to broadcast 75 titles from our library on their networks. The territories included are France, French-speaking Belgium, the Netherlands, Luxembourg, Scandinavia, Spain and Italy. Canal+ is one of Europe's largest Pay-TV operators with approximately 15.5 million subscriptions to its different offerings and approximately 5.8 million digital subscribers as of September 30, 2001.

INTERNET SERVICES

         Our Internet team has combined our extensive media library with the newest technology to create what we believe to be one of the best adult websites, www.private.com. We believe that the rapid growth of the e-commerce market and increased access to the Internet by consumers has created an opportunity for us to use our proprietary content assets through distribution over the Internet. During the first nine months of 2001, Private.com offered its more than 100,000 paying members access to high quality adult media content, including over 200,000 pages of magazine pictures, photosets, stories, interactive search galleries and access to video clips from more than 400 Private Media Group movies. Private.com members also get access to live, webcam, and contact/personals content. Private.com acquires customers primarily through advertising in DVDs, videos, magazines and broadcast programming with minimal incremental cost. It also acquires new customers by establishing partnerships with leading portals, including Excite, Lycos, T-online, Prisacom and other leading e-commerce websites. In November 2001 we entered into a non-exclusive online cooperation agreement with Lycos Spain, which calls for the establishment of an "adult portal" with links to our www.private.com website. Initially the adult portal will be included on Lycos' Spanish site, www.lycos.es, and is expected to be expanded to other European sites.


         Due to Private.com's recognized brand name among adult site purveyors, it has many customers who have the confidence to make credit card payments. Current subscriptions prices are $ 29.95 for a month's subscription and $ 149.95 for an annual subscription. Consumers wishing to avoid credit card payments or not having a credit card can access Private.com content through so-called "dialer access" by dialing into a premium rate number and paying a per minute fee that varies depending on the country. Private Media Group cross-sells its retail products such as videos and DVDs through the Private.com shop. For example, Private.com is able to offer a consumer who views content on the website an opportunity to purchase that content, in a magazine, on DVD or video, in our on-line store. The Private.com website is currently generating traffic of approximately 2.5 million visits per month and more than 60 million pages views served per month. In 2000, Private.com won the "Award du X" at the Erotic Trade Fair in Brussels, Belgium. We currently maintain a staff of 40 full-time Internet employees with more than 10 focusing on technology and the concentrating on website production, sales and marketing and customer support.


         We have also developed a website called Privatespeed.com, offering broadband customers access to our complete collection of movies and video content through video-on-demand. Privatespeed has a two pronged strategy for acquiring customers to its prepaid service: by partnering with broadband ISP's who host its content and distribute products to their installed customer bases and by targeting broadband customers directly, who view the content over the Internet. Privatespeed.com has sold over 640,000 minutes directly to consumers since it launched in May 2001. We are currently negotiating agreements with leading broadband ISP's. We believe that with Privatespeed.com we are well positioned among adult entertainment companies to take advantage of the transition to broadband content distribution.


         We market all of our products directly by e-mail, and had an e-mail list on September 30, 2001 of approximately 800,000 addresses. We also have direct links from our DVD and CD-Rom products to our Internet sites, where we can update such products quickly. We utilize a secure Web Pay application developed by Verisign which allows on-line processing of credit card payment transactions. We have in place a well-known protection program, netnanny, cyberpatrol, for minors which can be controlled by adults to limit access to our websites.


         Licensees


         We license the right to use our trademarks and our library of photographs and movies to third parties.


         In December 1997, Milcap Media Limited entered into an Internet license agreement with Cyber Entertainment Network, which is in the business of developing and operating various adult websites. Under this agreement, we granted Cyber Entertainment use of the website Privategold.com. We provide this website with adult content and receive a percentage of the gross revenues from fees collected through the sale of memberships to the website. We received more than $ 160,000 per month in the year 2000 under this arrangement, an increase of 100% over 1999. We understand that Privategold.com received, as of January 2001, 350,000 visits per day.

         Our local German distributor VPS-Film Entertainment entered into a new agreement for the distribution of video-on-demand from our extensive video library on broadband Internet connections via

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the media[netCom] network in 2000. Media[netCom]'s customer distributes to local networks for further distribution to consumers. The 30-month agreement calls for our distributor to provide content for the entertainment service and for media[netCom] to market the service to its customer base of local networks.


         Our reseller program implemented through our websites, www.privatecash.com and www.prvtshops.com, provides other websites with promotional material designed to sell our products. The reseller program aims to attract adult industry and non-adult industry website owners and potential website owners to sell our products by means of a 25% commission program. We then fulfill orders through our network of distributors.

TRADEMARK LICENSING

         The Private Collection


         Together with several licensees, we have developed a program to market and distribute high quality branded merchandise over our websites and the websites of those licensees. Our licensed product lines include clothing, novelties, accessories, fragrances, leather goods, eyewear, nutritional supplements, aphrodisiacs and condoms. These products have been marketed principally through mail-order and retail outlets, including department and specialty stores.

         On November 30, 1995, Milcap Media Limited entered into a license agreement with Private Collection and granted Private Collection worldwide rights to own, operate, distribute, subcontract, market, advertise and promote merchandise including, rubber goods, vibrating products, pumps, electric items, lotions, lubricants, potions, aphrodisiacs, realistic rubber and latex products, condoms, dolls, jelly products, massagers, playing cards and other items that fall into these product groups, except the rights to greeting and trading cards, leather and other apparels and lingerie which were licensed on a non-exclusive basis.

         In 1999, the ownership of Private Collection was transferred to Doc Johnson Enterprises, a worldwide leader in the adult manufacturing and distribution business with more than 20 years of experience and a reputation for creative, innovative novelty products, and we renegotiated our 1995 agreement. Under the new five-year agreement, Doc Johnson Enterprises has the exclusive worldwide right to manufacture, distribute, sub-contract, market, advertise and promote a range of adult novelty products under the brand name "The Private Collection". We, in turn, are entitled to receive royalty income on a quarterly basis, with a guaranteed minimum payment. We also have a right to purchase at a special rate an unlimited amount of products manufactured under the agreement for our own distribution through the Internet, television home shopping and other similar media.

         Under the terms of the agreement, Doc Johnson Enterprises has agreed to maintain Private's high standards, to market "The Private Collection" with a pricing policy similar to that of comparable merchandise under the Doc Johnson brand name and to market the Private collection in a manner similar to that used by Doc Johnson for its own brands. We have agreed to promote "The Private Collection" through our own products and services.

         Nutritional Supplements, Drinks and Other Similar Products


         In October 1997, we entered into a licensing agreement with RH-Patent & Original AB to expand the market for nutritional supplements such as Private Passion, Private Kick, Cold Relief, Metabolize 2000, Sleep Eeze, Maxi Charge, and personal care products such as Brazilian Bronze, Waistline Management, Cellulite Regulator Gel and Tight Factor.

          RH-Patent & Original markets existing government approved products such as guarana-based energy drinks and aphrodisiacs, under labels such as Private, Private Passion and Private Kick, and distributes such products through its existing distribution network and in new markets. These products are also promoted for mail order and on the Internet.

          In 1999, we signed an exclusive agreement with K-OS Distribution (UK) Limited for the distribution in Britain and Ireland of its Private Dynamite energy drink. Under the five-year agreement, K-OS can engage sub-distributors, licensees and selling agents within the specified territory to distribute, promote and sell the product. Private Dynamite is a premium-priced energy drink that can be consumed by itself or used as a mixer.


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PROPRIETARY RIGHTS

         General


         We believe that our branded magazine titles and logos are valuable assets and are vital to the success and future growth of our businesses. We have filed trademark registration applications with respect to most of our trade names and logos. We believe that the name recognition and image that we have developed in each of our markets significantly enhance customer response to our sales promotions. We intend to aggressively defend our trademarks throughout the world, and we constantly monitor the marketplace for counterfeit products. We initiate legal proceedings from time to time to prevent unauthorized use of our trademarks.

Piracy Problems

         According to figures from the Motion Picture Association of America, annual losses from video piracy are an estimated $ 250 million a year in the United States alone, and close to $ 3.0 billion a year worldwide. Adult Video News estimated that approximately 20% of the U.S. video market (both rental and sales in 2000) was attributable to adult videos.


         Piracy involving adult entertainment products and services is most prevalent in markets where pornography is illegal and in developing countries, including Eastern European countries, such as Russia, Poland and Romania. We believe that piracy is so prevalent in many of these countries that we cannot distribute our products there, as piracy undercuts our price structure and eliminates profit margins. It is very difficult to enforce our proprietary rights in these markets.


         Another piracy problem concerns the Internet. We are currently unable to confirm that all mail order sites selling Private products actually sell our original products and not pirated copies. The problem stems from distribution procedures, which in the case of Internet, is straight from the Internet provider's order page to the consumer. Also, video streaming over the Internet renders it difficult for us to control the origin of what is shown.

         Our legal counsel handles most piracy problems and attempts to resolve these matters or litigate them on a case-by-case basis.

COMPETITION

         General Considerations


         Our products compete with other products and services that utilize leisure time or disposable income of adult consumers. The businesses in which we compete are highly competitive and service-oriented. We have few long-term or exclusive service agreements with our customers. Business generation is based primarily on customer satisfaction with key factors in a purchase decision, including reliability, timeliness, quality and price. We believe that our extensive and longstanding international operations, our brand name, image and reputation, as well as the quality of our content and our distributors, provide a significant competitive advantage over many of our competitors.

         Although we believe our magazines and videos are well-established in the adult entertainment industry, we compete with entities selling adult oriented products in retail stores, as well as through direct marketing. Many of these products are similar to ours.

         Over the past few years, the adult entertainment industry has undergone significant change. Traditional producers of softcore content as well as mainstream providers of media content have shifted to producing hardcore content. As a result, we face greater competition to distribute hardcore content. This shift has also led to industry consolidation, creating fewer, more financially formidable competitors.

         Magazines


         We meet with minimal direct competition from other publishers of hardcore adult magazines and paperback books. We believe that our print publications are dissimilar to other adult publications in style and format. The only similar business of which we are aware was represented by Rodox N.V., a Dutch/ Danish corporation, which recently decided to discontinue its publishing operation.

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

     We do not believe there is presently any significant competition in this segment of our business. Magazines such as Playboy and Penthouse and similar print publications do not compete directly with our publications, since we consider them to be softcore publications. There are several hardcore publications in each country where our magazines are sold. In general, these are printed in limited editions and are of lower quality than our publications.

     Video and DVD

     The distribution of adult entertainment videocassettes and DVDs is a highly competitive business. Each format competes with the other as well as with other forms of entertainment. Revenue generation for motion picture entertainment products depends, in part, upon general economic conditions, but the competitive position of a producer or distributor is still greatly affected by the quality of, and public response to, the entertainment product it makes available to the marketplace. Competition arises from established adult video producers and from independent companies distributing low-quality material.

     Our primary competitors in the movie industry are adult motion picture studios, with in-house production and post-production capabilities. These include U.S. producers such as Video Company of America and Vivid Film, owned by Playboy, as well as Wicked Pictures, Evil Angel Productions and Metro Global Media Inc. Other competitors are smaller, but locally or regionally they are capable of quickly identifying niche markets that could compete for our customers. In addition, we also compete with other forms of media, including broadcast, cable and satellite television, direct marketing, electronic media and adult entertainment websites.

     Broadcasting


     The distribution of adult movies on cable and satellite television systems and hotel pay-per-view systems is highly competitive. Competition in this area is increasing in line with increasing consumer demand for hardcore adult entertainment generally. Our strongest geographical market position for cable and television and distribution is in Europe, with our adult channels, Private Gold and Private Blue, and licensing arrangements with established European television networks, such as Canal+.


     The strength of consumer demand for adult oriented cable programming is evidenced by the acquisition by Playboy of two hardcore U.S. cable channels from Vivid Film in July 2001. Until recently, Playboy's business has been largely confined to softcore adult entertainment and it has resisted entry into hardcore markets. Competition in this market has also been impacted by an increase in the number and availability of satellite "direct-to-home" transmission channels. Our cable and satellite television activities in the United States to date have been limited to licensing our content to channel operators, such as Playboy.

     In licensing, we experience competition from our video and DVD competitors. Our position in U.S. markets is not well established, and competition in this market is strong.

     In the United States, cable companies such as Time Warner Cable, TeleCommunications, Inc., or TCI and Cablevision Systems offer softcore services like the Playboy Channel. Other cable companies like American Cable Entertainment, Comcast Corporation and Greater Media offer explicit adult programming, such as that available from Spice and Exxxtasy Networks.

     The four largest cable providers are: TCI, Time Warner Cable, MediaOne and Comcast. TCI is the largest U.S. cable provider. In addition to softcore channels such as Playboy TV, AdulTVision, Spice Channel and The Adam & Eve Channel, there are seven hardcore video channels available in the U.S. exclusively on C-Band satellite television dishes, which are: Eurotica, Exotica, Exxxtasy, True Blue, X!, Xxxcite and XXXplore. Exotica, Exxxtasy and True Blue (offered by New Frontier Media, Inc.) offer uncensored hardcore material. Exxxtasy is the only U.S. hardcore adult channel being broadcast to Australia and the Pacific Rim.

     We have only recently entered the hotel pay-per-view market, which is an extremely competitive market. This is due primarily to our unwillingness to enter into a typical hotel pay-per-view agreement, which requires a licensor such as Private Media Group to license the movies to a hotel provider on a fixed fee basis for each movie or video. We have recently entered into license agreements with a major hotel chain which provides for license fees based upon the number of rooms they service, and we are now intensifying our efforts to penetrate this segment of the market.


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


     Internet


     The Internet market for adult oriented content is expanding quickly. There are numerous adult media content websites competing with ours, most of which are free. Although consumer access to free websites may cause us to limit our ability to raise our prices, we see our chief competitors as adult pay websites that charge for their services and are operated by companies that possess global distribution, broadcasting and branding. Currently, there are few companies that fit this description, including Playboy.com, Penthouse.com and Vividvideo.com.

EMPLOYEES

     As of December 31, 1999, 2000 and 2001 we employed 89, 118 and 142 people, respectively, on a full-time basis.

     Our full-time editorial and post-production staff consists of an editor-in-chief, six executive editors and approximately seven editors, associate editors and assistant editors who oversee the quality and consistency of the artwork and editorial copy and manage the production schedule of each issue. The production of each issue requires the editors to coordinate the activities of a writer, a pencil artist, an inker, a colorist and a printer over a two-month period. The majority of this work is performed on our premises in Barcelona, Spain.

     The photographers and directors consist of freelancers who generally receive a flat fee. We have entered into agreements with some photographers, movie directors and writers under which such people have agreed to provide their services to us on an exclusive basis, generally for a period of one to three years.

     We believe that we have a good relationship with our employees. Currently, none of our employees is represented by a labor union.

GOVERNMENT REGULATION

     We operate in a highly regulated industry. This requires us to be socially aware and sensitive to government strictures, including laws and regulations designed to protect minors or which prohibit the distribution of obscene material. We take great care to comply with all applicable governmental laws and regulations in each jurisdiction where we conduct business. Moreover, we do not knowingly engage the services of any business or individual that does not adhere to the same standards. Since 1965, we have never been held to have violated any laws or regulations regarding obscenity or the protection of minors.

     Regulation of the Adult Entertainment Industry in the U.S.

     The following is a description of some of the laws and regulations in the United States which impact the adult entertainment industry. It is not an exhaustive description of all such laws. Moreover, we conduct business in over 35 countries around the world, each of which has its own regulatory framework. This regulatory environment is constantly changing in the geographical areas in which we conduct business, and in some instances laws which are enacted are subsequently determined by the courts to be unconstitutional.

     The Classification and Rating Administration of the Motion Picture Association of America, MPAA, a motion picture industry trade association, assigns ratings for age group suitability for theatrical and home video distribution of motion pictures. Submission of a motion picture to the MPAA for rating is voluntary, and we do not submit our motion pictures to the MPAA for review. However, with the exception of several titles which have been re-edited for cable television, most of the movies distributed by us, if so rated, would most likely fall into the "NC-17 - No Children Under 17 Admitted" rating category because of their depiction of nudity and sexually explicit content.

     The right to distribute adult videocassettes, magazines and DVD products in the United States is protected by the First and Fourteenth Amendments to the United States Constitution, which prohibits Congress or the several States from passing any law abridging the freedom of speech.

     The First and Fourteenth Amendments, however, do not protect the dissemination of obscene material, and several states and communities in which our products are distributed have enacted laws regulating the distribution of obscene material, with some offenses designated as misdemeanors and others as felonies, depending on numerous factors. The consequences for violating these state statutes are as varied as the number of states enacting them. Similarly, specific U.S. federal regulations prohibit the dissemination of obscene material. The potential penalties for individuals (including directors, officers and employees) violating the Federal obscenity laws include fines, community service, probation, forfeiture of assets and incarceration. The range of possible sentences requires calculations under the Federal Sentencing Guidelines, and the amount of the fine and the length of the period of the incarceration under those guidelines are calculated based upon the retail value of the unprotected materials. Also taken into account in determining the amount of the fine, length of incarceration or other possible penalty are whether the person accepts responsibility for his or her actions, whether the person was a minimal or minor participant in the criminal activity, whether the person was an organizer, leader, manager or supervisor, whether multiple counts were involved, whether the person provided substantial assistance to the government, and whether the person has a prior criminal history. In addition Federal law provides for the forfeiture of: (1) any obscene material produced, transported, mailed, shipped or received in violation of the obscenity laws; (2) any property, real or personal, constituting or traceable to gross profits or other proceeds obtained from such offense; and (3) any property, real or personal, used or intended to be used to commit or to promote the commission of such offense, if the court in its discretion so determines, taking into consideration the nature, scope and proportionality of the use of the property in the offense.

     With respect to the realm of potential penalties facing an organization such as ours, the forfeiture provisions detailed above apply to corporate assets falling under the statute. In addition, a fine may be imposed, the amount of which is tied to the pecuniary gain to the organization from the offense or determined by a fine table tied to the severity of the offense. Also factored into determining the amount of the fine are the number of individuals in the organization and whether an individual with substantial authority participated in, condoned, or was willfully ignorant of the offense; whether the organization had an effective program to prevent and detect violations of the law; and whether the organization cooperated in the investigation and accepted responsibility for its criminal conduct. In addition, the organization may be subject to a term of probation of up to five years.

     Federal and state obscenity laws define the legality or illegality of materials by reference to the U.S. Supreme Court's three-prong test set forth in Miller v. California, 413 U.S. 1593 (1973). This test is used to evaluate whether materials are obscene and therefore subject to regulation. Miller provides that the following must be considered: (a) whether "the average person, applying contemporary community standards" would find that the work, taken as a whole, appeals to the prurient interest; (b) whether the work depicts or describes, in a patently offensive way, sexual conduct specifically defined by the applicable state law; and (c) whether the work, taken as a whole, lacks serious literary, artistic, political or scientific value. The Supreme Court has clarified the Miller test in recent years, advising that the prurient interest prong and patent offensiveness prong must be measured against the standards of "an average person, applying contemporary community standards", while the value prong of the test is to be judged according to a reasonable person standard.

     We are engaged in the wholesale distribution of our products to U.S. wholesalers and/or retailers. We have taken steps to ensure compliance with all Federal, State and local regulations regulating the content of motion pictures and print products, by staying abreast of all legal developments in the areas in which motion pictures and print products are distributed and by specifically avoiding distribution of motion pictures and print products in areas where the local standards clearly or potentially prohibit these products. In light of our efforts to review, regulate and restrict the distribution of our materials, we believe that the distribution of our products does not violate any statutes or regulations.

     Many of the communities in the areas in which we offer or intend to offer products or franchises, have enacted zoning ordinances restricting the retail sale of adult entertainment products. We supply products only in locations where the retail sale of adult entertainment products is permitted.

     In February 1996, the U.S. Congress passed the Telecommunications Act. Some provisions of the Telecommunications Act are directed exclusively at cable programming in general and adult cable programming in particular. In some cable systems, audio or momentary bits of video of premium or pay-per-view channels may accidentally become available to non-subscribing cable customers. This is called "bleeding". The practical effect of Section 505 of the Telecommunications Act is to require many existing cable systems to employ additional blocking technology in every household in every cable system that offers adult programming, whether or not customers request it or need it, to prevent any possibility of bleeding, or to restrict the period during which the programming is transmitted from 10:00 p.m. to 6:00 a.m. Penalties for violation of the Telecommunications Act are significant and include fines and imprisonment. Surveying of cable operators and initial results indicate that most will choose to comply with Section 505 by restricting the hours of transmission. We believe that our revenues will be marginally adversely affected as a result of enforcement of
Section 505. However, as digital technology (which is unaffected by Section 505) becomes more available, we believe that ultimately the impact will be insignificant.

     The National Defense Authorization Act of 1997 was signed into law in September 1996. One section of that legislation that began as the Military Honor and Decency Act or the Military Act, bans the sale or rental of sexually oriented written or videotaped material on property under the jurisdiction of the Department of Defense. A Federal Court has permanently enjoined enforcement of the Military Act and has prohibited the Department of Defense from changing its acquisition and stocking practices based on the Military Act. The government has filed an appeal and a decision by the Appellate Court is pending. The Military Act, if applicable to our products and enforceable, would prohibit the sale of our magazines and videos at commissaries, PX's and ship stores, and would adversely affect a portion of our sales attributable to such products. Based on preliminary estimates and current sales levels at such locations, we believe that any such impact would be immaterial.

     As discussed above, federal and state government officials have targeted "sin industries", such as tobacco, alcohol, and adult entertainment for special tax treatment and legislation. In 1996, U.S. Congress passed the Communications Decency Act of 1996, or the CDA. Recently, the U.S. Supreme Court, in ACLU v. Reno, held certain substantive provisions of the CDA unconstitutional. Businesses in the adult entertainment and programming industries expended millions of dollars in legal and other fees in overturning the CDA. Investors should understand that the adult entertainment industry may continue to be a target for legislation. In the event we must defend ourselves and/or join with other companies in the adult programming business to protect our rights, we may incur significant expenses that could have a material adverse effect on our business and operating results.

     Child Pornography and Non-Mainstream Content


     We believe that roughly 90% of the adult material produced and distributed over the past 15 years contains mainstream sexual acts between consenting adults. The rest could be classified as specialty material which does not contain explicit sex, but which still involves consenting adults (i.e. fetish, bondage, etc.). Mainstream sex acts means intercourse, oral sex, anal sex, group sex, etc. Our adult movies do not contain any depictions, let alone actual performances of rape, sex with coercion, animals, urination, defecation, violence, incest or child pornography.


     Since 1990, the Free Speech Coalition has worked with the U.S. government to create a workable regulatory system designated to prevent minors from working in the adult industry. Child Protection Restoration and Penalties Enhancement Act of 1990 (18 U.S.C. section 2257) requires, in essence, that no one can work without having copies of their passport or driver's license, and a declaration under perjury of their age and true name, on file with a designated Custodian of Records, and available for inspection by law enforcement.

     As indicated above, all of our products are all in compliance with 18 U.S.C. Section 2257 and all models performing in our productions are 18 years of age or older.

     Internet Regulation

     Government regulation of the Internet is a rapidly developing area and, therefore, adds additional uncertainty to our business. New laws or regulations relating to the Internet, or more aggressive application of existing laws, could decrease the growth of our websites, prevent us from making our content available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition and operating results. These new laws or regulations could relate to liability for information retrieved from or transmitted over the Internet, taxation, user privacy and other matters relating to our products and services. For example, the U.S. government has recently enacted laws regarding website privacy, copyrights and taxation. Moreover, the application to the Internet of other existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, employment and personal privacy is uncertain and developing.

     Regulation of the Internet outside the United States


     We may also be subject to claims based upon the content that is available on our websites through links to other sites and in jurisdictions that we have not previously distributed content in. For example, a

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recent French ruling banning the sale of Nazi memorabilia in France suggests that website operators may be forced to undertake expensive security measures to block certain users or face significant fines. Implementing such security measures to reduce our exposure to this liability may require us to take steps that would substantially limit the attractiveness of our websites and/or their availability in various geographic areas, which could negatively impact their ability to generate revenue.


     Regulation of the Internet Gaming Industry


     We recently entered into a licensing and profit revenue sharing agreement with an online gaming company that offers sports betting and casino-style games online from facilities located outside the United States. In return for licensing our trade names and media content, we will receive a portion of the revenues derived from such gaming activities. Under this agreement, the online gaming company is responsible for compliance with all applicable laws and regulations governing its gaming services. We may nevertheless be deemed to be a principal in this venture and may be subject to the gaming related laws and regulations of each jurisdiction in which the online gaming company conducts its business. The application of these laws and regulations and the level of enforcement has been sporadic and the regulatory climate is uncertain. However, online sports and casino betting is unlawful in all states of the United States and very likely under any of several U.S. federal laws. Successful prosecutions have been brought at the state and federal level on both a corporate and individual basis. Accordingly, we risk possible prosecution as either a direct principal or on an aiding and abetting theory. Any prosecution in the United States or in other countries could have material adverse effect on our business, results or operations and financial condition.


     Finally, to the extent that we fail to qualify to do business as a foreign corporation in any state or jurisdiction that requires such qualification due to the availability of our online gaming and other activities within that state or jurisdiction, we could be subjected to a variety of penalties including fines on a corporate and individual level, an inability to enforce contracts and, in several jurisdictions, imprisonment. Any such penalties could have a material adverse effect on our business, results of operation and financial condition.

PROPERTIES


     In 1997, we relocated our principal administrative and operating offices from Stockholm to Barcelona. The Barcelona facility houses our administrative, editorial and operational offices, the data center, customer service, and some of the warehouse and fulfillment facilities. With the acquisition of our French distributor at the end of 1997, we also inherited some office space in Paris, France. Currently, we lease office space in Barcelona, Spain, Knegsel, the Netherlands, and Paris, France.

     Since May 27, 1997, Milcap Media Group is a lessee under an initial five-year term representing its operating corporate office. The lease was effective from the May 27, 1997. It is located at Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain. Average monthly base rental expense is approximately $ 13,400. We recognize the rent expense on a straight-line basis over the extended term of the lease. Additionally, the lease requires us to pay our proportionate share of the building's real estate taxes and operating expenses. The majority of this space is used by all of our operating groups, primarily for post production.

     Private Benelux is the lessee under a lease which terminates on July 31, 2006 and July 31, 2008 located in Knegsel. Average monthly base rental expense is approximately $ 2,716. We recognize the rent expense on a straight-line basis over the extended term of the lease. Additionally, the lease requires us to pay our proportionate share of the building's real estate taxes and operating expenses. We use the majority of this space for operating our distribution in the Benelux countries.

     Private France is the lessee under an expired term lease, which is now currently month-to-month, for approximately 50 square meters of corporate headquarters space located at 17, rue Charles de Gaulle -78680 Epone, France. Subsequent to the term of the lease, the average monthly base rental expense is approximately $ 1,001. The rent expense is being charged to operations, on a monthly basis.

     Private North America is the lessee under a lease effective April 1, 2001, with a term of five years, for a 21,500 square foot office and warehouse facility located in Sun Valley, California. Average monthly base rental expense is $ 11,200, which amount increases by $ 400 on an annual basis. The rent expense is being charged to operations on a monthly basis. Additionally, the lease requires us to pay our proportionate share of the building's real estate taxes and operating expenses.

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     Private Media Group maintains an office in the United States at 3230
Flamingo Road, Suite 156, Las Vegas, Nevada 89121. Presently, no office space is rented and the above address is simply a mailing address.

LEGAL PROCEEDINGS

     On June 7, 1999 the Swedish tax authority, Skattemyndigheten i Stockholm, instituted a proceeding against Milcap Media Limited, our wholly owned subsidiary, in the Administrative Court in Stockholm to seize assets as security in the event that the tax authority issues an assessment for corporate income tax against Milcap Media Limited. Although no tax assessment had been issued at that time, the Swedish tax authority alleged that Milcap Media Limited had a permanent establishment in Sweden and failed to withhold payroll tax, and therefore owed corporate income and payroll withholding taxes in Sweden for the income tax years 1995, 1996, 1997 and 1998. We believe that the opinion of the tax authority is without legal basis, as Milcap Media Limited conducts no operations in Sweden and has no permanent establishment in Sweden. Accordingly, we believe that the opinion of the tax authority is incorrect and that no tax will be due when the case is finally determined.

     For purposes of the seizure proceedings, the tax authority has filed a seizure request for an arbitrary amount of SEK 17.7 million, which is not based upon the actual financial results of Milcap Media Limited. As a consequence, the Swedish tax authority has filed and obtained an order from the Administrative Court in Stockholm, without prior notice to Milcap Media Limited, to seize assets of Milcap Media Limited having a value of up to SEK 17.7 million.

     On December 20, 1999, Milcap Media Limited received an official notification from the tax authority with a statement that the tax authority had arbitrarily assessed Milcap Media Limited with income for the tax years mentioned above for a total amount of SEK 150 million, which is not based upon the actual financial results of Milcap Media Limited. The effective tax on the arbitrary income assessment would amount to around SEK 42 million plus fines of SEK 16.8 million. In addition, interest, which could be significant, is payable on those amounts. However, Milcap Media Limited is appealing the assessment to the Administrative Court in Stockholm. The final outcome of the appeal is expected to take several years and we have applied for a postponement of payment of the taxes and fees until the case is settled. No final decision has been given.


     In March 2000, Milcap Media Group entered into an agreement with a construction contractor, ACOMO S.L., providing for the construction of a new office building and warehouse facility located in Barcelona, Spain. Under the terms of the agreement, Acomo was to construct the facility and transfer title to the land and building to Milcap Media Group for a total purchase price of approximately 2,705 million pesetas, approximately SEK 149.3 million. Subsequently, Milcap Media Group entered into an agreement with Viosland Trade S.L., a company deemed to be controlled by our principal shareholder, whereby Viosland agreed to acquire Milcap Media Group's interest in the project and to assume all financial obligations to Acomo. Milcap Media Group granted a guarantee to Acomo in the event of non-payment by Viosland. As of June 30, 2001, 972 million pesetas, approximately SEK 53.7 million, has been paid to Acomo in respect of construction in progress.

     In July 2001, Acomo filed a civil action against Milcap Media Group and Viosland in Barcelona (Common Trial N. 298/2001) for approximately 479 million pesetas, approximately SEK 26.4 million, which Acomo claims is due for payment under the agreement, plus all future amounts which may fall due for payment over the course of the agreement. Milcap Media Group has filed an answer to this action, contending, among other things, that Acomo has not complied with some terms in the agreement and that accordingly no payment has fallen due. In any event, Viosland has committed to pay any amount found payable by Milcap Media Group.

     We are from time to time a defendant in suits for defamation and violation of rights of privacy, many of which allege substantial or unspecified damages, which we vigorously defended.

     We are presently engaged in litigation, most of which is generally incidental to the normal conduct of its business and is immaterial in amount. We believe that our reserves are adequate and that no such action will have a material adverse impact on our financial condition. However, there can be no assurance that our ultimate liability will not exceed our reserves.

     Except as disclosed above, neither Private Media Group, Inc. nor its subsidiaries is or has been, during the last two fiscal years, involved in any other litigation or arbitration proceedings which have had or might have a material influence on our financial condition or results of operations, nor are we aware of any such proceedings pending or being threatened.

                                   MANAGEMENT

Directors and Executive Officers


     The following table sets forth all of the current directors, executive officers and an executive officer designate of Private Media Group, Inc., their ages and the offices they hold. Executive officers serve at the discretion of the Board of Directors. All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. The directors can be contacted at Private Media Group, Inc.'s headquarters in Barcelona, Spain.




Name                                                    Age            Position With Private Media Group, Inc. or Subsidiary
 ---                                                    ---         --------------------------------------------------------
Directors
Berth H. Milton ....................................     46          Chief Executive Officer, President and Director
Bo Rodebrant .......................................     49          Director
Robert L. Tremont ..................................     58          Director
Ferran Mirapeix .....................................    44          Director
Other Executive Officers and Designate
Claes Henrik Marten Kull ...........................     36          Chief Marketing Officer, Private Media Group;
                                                                     Marketing Manager, Milcap Media Group
Javier Sanchez .....................................     40          Chief Operating Officer, Private Media Group;
                                                                     General Manager, Milcap Media Group
Johan Gillborg .....................................     39          Secretary and Chief Financial Officer, Private
                                                                     Media Group; Chairman, Private France;
                                                                     Chairman, Private Benelux; Administrator,
                                                                     Milcap Media Group
Philip Christmas ...................................     40          Vice President, Chief Financial Officer
                                                                     designate, Private Media Group; Chief
                                                                     Financial Officer, Milcap Media Group


     The following sets forth certain information with respect to the persons who are members of the Board of Directors, executive officers and an executive officer designate of Private Media Group, Inc.:


Berth H. Milton was appointed to the Board of Directors of Private Media Group, Inc. in February 1998 and was the Corporate Secretary from June 1998 until February 1999. In February 1999 Mr. Milton was appointed Chairman of the Board and Chief Executive Officer. Mr. Milton has been Administrator of Milcap Media Group from its inception until June 2000 and has been acting as an advisor to the Milcap Media Group since 1991. Mr. Milton is active in several international industry and real estate projects and developments.


Bo Rodebrant was appointed as a Director of Private Media Group, Inc. in August 1998. Mr. Rodebrant has operated his own accountancy and management consulting services, R&S Ekonomiservice, since 1986. Prior to that time he co-founded an ice cream business, Hemglass, which was the largest of its kind in Stockholm, Sweden. The business was sold by Mr. Rodebrant in 1986. Mr. Rodebrant holds a degree in construction engineering which he received in 1974.


Robert L. Tremont was appointed to the Board of Directors in September 1998. Since 1980 Mr. Tremont has owned and operated a number of businesses in the adult entertainment industry.Mr. Tremont is a principal in Sundance Associates and Private Collection, which companies were the exclusive distributors for most of our products in the United States and Mexico until April 2001, when we assumed the distribution of our products through the acquisition of specified assets from Mr. Tremont's controlled company, Anton Enterprises d.b.a Private North America. He has also been active in political and lobbying activities for the adult entertainment industry, serving for several years as President of the Free Speech Coalition.Mr. Tremont received a Bachelors of Arts degree from the University of Minnesota and a Masters of Arts degree from the University of the Americas in Mexico City.

Ferran Mirapeix was appointed to the Board of Directors in December 2001. Mr. Mirapeix joined the Meriden Group, a private holding company, in 1990 and has been its President since 1996. Between 1985 and 1990, he lived in Spain and worked as Director of Marketing and Director of New Business Development for a large consumer goods company. Prior to 1985, he worked for a management consulting firm in the United States for two years. Mr. Mirapeix holds a Law Degree from the University of Barcelona, a Diploma in Economics from the London School of Economics and a Master in Business Administration from Northwestern University.


Claes Henrik Marten Kull joined the Milcap Media Group in 1992 as a sales manager, and has been Milcap Media Group's Marketing Manager since 1993, and was appointed Chief Marketing Officer of Private Media Group in August 1998, with his main responsibilities being to identify and open up new markets and negotiate with distributors. Since he began working for the Private Media Group, Inc. in 1992, it has commenced distribution in approximately 25 new countries. From 1991 to 1992 he operated his own business (his business partner was Johan Gillborg) which acted as a sub-contracted sales force for Securitas Direct of Sweden. From 1988 to 1991 he managed a private import and trading corporation, which became the start of his career as an entrepreneur and sales professional.

Javier Sanchez was appointed as the Chief Operating Officer of Private Media Group, Inc. in August 1998, and has been the General Manager of Milcap Media Group, member of the Board of Milcap Media Group and Private France, and minority shareholder of Milcap Media Group since its incorporation in 1991. He has been a member of the Board of Milcap Publishing Group AB since its incorporation in 1994 until 1997. From 1988 to 1991 he was the Operations Director of a mid-size printing company near Barcelona. From 1984 to 1987 he was the Production Manager of a major printing company in Barcelona.

Johan Gillborg was appointed as Chief Financial Officer of Private Media Group, Inc. in August 1998. During the year 2000 he became Chairman of Private Benelux and Private France. Following the completion of the 2001 offering, Mr. Gillborg will take the position as Director of Business Development.Mr. Gillborg joined the group in 1992 as Marketing Consultant. From 1991 to 1992 he operated his own business which acted as sub-contracting sales force for Securitas Direct of Sweden (together with Mr. Kull). From 1988 to 1990, Mr. Gillborg served as a general manager in the hotel business in the United Kingdom and Portugal.Mr. Gillborg holds a Bachelor's Degree in Business Administration from Schiller International University in London.


Philip Christmas was appointed Vice President, in August 2001 and is expected to assume the position of Chief Financial Officer of Private Media Group, Inc. following the completion of this offering. Prior to this time Mr. Christmas was employed by PricewaterhouseCoopers and its predecessor firm, Coopers & Lybrand, since 1988. While employed by PricewaterhouseCoopers he was responsible for carrying out audits of multinational and local companies and, more recently, he has provided transaction services to clients acquiring businesses in Spain.Mr. Christmas is a member of the Institute of Chartered Accountants of England and Wales and of ROAC (Official Register of Auditors) in Spain.


Committees of the Board of Directors

     The Board of Directors currently has three committees: (1) an Audit Committee, a Compensation Committee, and (3) an Executive Committee.


     The Audit Committee is currently comprised of three directors, Bo Rodebrant, Robert Tremont and Ferran Mirapeix. The Audit Committee reviews and recommends to the Board, as it deems necessary, our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee makes recommendations to our board of directors concerning the engagement of independent public accountants and the scope of the audit to be undertaken by the accountants.


     The Compensation Committee is currently comprised of Messrs. Milton and Sanchez. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board of Directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. It exercises all authority under any employee stock option plans as the Committee therein specified, unless the Board of Directors resolution appoints any other committee to exercise such authority, and advises and consults with our officers as may be requested regarding managerial personnel policies. The Compensation Committee also has such additional powers as may be conferred upon it from time to time by the Board of Directors.

     The Executive Committee is comprised of Messrs. Milton, Kull and Sanchez. The Executive Committee is authorized, subject to certain limitations, to exercise all of the powers of the Board of Directors during periods between board meetings.


Compensation of Directors

     No director received any compensation during the most recent fiscal year in consideration of his service as a director. No plans have been adopted to compensate directors in the future. However, in 1999, we adopted the 1999 Employee Stock Option Plan which authorizes stock options to be issued to directors. We may in the future compensate directors for attending board of directors and committee meetings and reimburse the directors for out-of-pocket expenses incurred in connection with attending such meetings.


Executive Compensation


     The following table summarizes the compensation paid to our Chief Executive Officer and to our other most highly compensated executive officers (other than the Chief Executive Officer) whose total annual salary and bonus exceeded $ 100,000, (collectively the "Named Executive Officers") for services rendered in all capacities to us during the fiscal years ended December 31, 2001, 2000 and 1999. No other executive officer of Private Media Group earned compensation in excess of $ 100,000 in each of these periods.


Summary Compensation Table


                                                                       Annual Compensation
Name and Principal Position During Fiscal 2001 .................   Fiscal Year      Salary ($)
----------------------------------------------------------------   -----------      -------
Berth H. Milton ................................................          2001      170,000
   President and CEO ...........................................          2000      151,000
                                                                          1999      151,000
Javier Sanchez .................................................          2001      150,262
   Chief Operating Officer, Private Media Group, Inc ...........          2000      150,262
   General Manager, Milcap Media Group .........................          1999      150,262
Aggregate compensation for all executive officers and
   directors as a group (7) ....................................          2001      740,959
                                                                          2000      678,953
                                                                          1999      491,769



Compensation Committee Report

     We maintain a Compensation Committee, which currently consists of one director, who is also our Chief Executive Officer, Berth H. Milton, and our Chief Operating Officer, Javier Sanchez. The Compensation Committee approves salary practices for the Chief Executive Officer, and sets performance objectives and establishes the compensation of the Chief Executive Officer, subject to the review and approval of our board of directors' outside independent directors. The compensation of other executive officers is reviewed and set by the Chief Executive Officer, after review and consultation with the other members of the Compensation Committee.


     Our policy in compensating executive officers is to establish methods and levels of compensation that will provide strong incentives to promote our profitability and growth and reward superior performance. Compensation of executive officers includes salary as well as stock-based compensation in the form of stock options under our Employee Stock Option Plan. In 2001, salary accounted for all the executive officers' direct compensation. No new stock option grants were made. However, initial stock option grants in 1999 to executive officers continue to vest quarterly. We believe that the existing compensation of our executive officers should be sufficient to attract and retain highly qualified personnel and also provide meaningful incentives for measurably superior performance.


     To date we have relied upon cash flow from operations as our principal source of working capital. As a result, we have placed special emphasis on equity-based compensation, in the form of options, to preserve our cash for operations. This approach also serves to match the interests of our executive officers with the interest of our shareholders. We seek to reward achievement by our executive officers of long and short-term performance goals, which are measured by factors including improvements in revenue and profitability, and successfully developing new products and markets.


     Included in the factors considered by the Compensation Committee in setting the compensation of our Chief Executive Officer were growth in sales, and the development new products, expansion of our markets and establishing strategic business relationships.

     During 2001, we made significant progress in connection with our efforts to increase sales, develop new products and establish strategic business relationships. In addition, although we made substantial progress in the growth of our business in 2000, Mr. Milton, our Chief Executive Officer, voluntarily elected to forego any increase in his compensation for 2000, in order to maximize our use of working capital. In recognition of our continued success in 2001, and taking into account Mr. Milton's desire to conserve our working capital, Mr. Milton's salary was increased by $ 20,000 in 2001.

Compensation Committee Interlocks and Insider Participation

     Our Compensation Committee is currently comprised of Messrs. Milton and Sanchez, who are our Chief Executive Officer and Chief Operating officer, respectively, and served in these capacities during the 2001 fiscal year. During the last fiscal year, none of our executive officers served on our Board of Directors or Compensation Committee of any other entity whose officers served either on our Board of Directors or Compensation Committee.


Performance Graph


     The following graph compares on a cumulative basis the yearly percentage change, assuming dividend reinvestment, over the three fiscal years in (a) the total shareholder return on common stock of Private Media Group, Inc. with (b) the total return on the Standard & Poors SmallCap 600 index and (c) the total return on a peer group. The Standard & Poors SmallCap 600 index includes companies with an average market capitalization of approximately $ 615.6 million, with the largest company having a capitalization of approximately $ 3.4 billion. The peer group is an index weighted by the relative market capitalization of the following two companies, which were selected for being in an industry related to that of Private Media Group, Inc. (provider of adult content). The two are Playboy and New Frontier Media. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of possible future performance of Private Media Group, Inc. common stock.

                                    [CHART]


             COMPARISON OF CUMULATIVE TOTAL RETURN SINCE LISTING(*)


                                   February 28,  December31,  December 31,   December 31,
                                      1999          1999         2000           2001
                                      ---           ---          ---            ---
Private Media Group, Inc ..........   100           152          195            248
S&P SmallCap 600 Index ............   100           124          138            146
Peer Group ........................   100            90           40             70


(*) $ 100 invested on February 28, 1999 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Employee Stock Option Plan


     The 1999 Employee Stock Option Plan was adopted by the Board of Directors and shareholders of Private Media Group, Inc. in 1999. The Plan allows us to grant options to purchase common stock to designated employees, executive officers, directors, consultants, advisors and other corporate and divisional officers of Private Media Group.


     The Plan authorizes us to grant stock options exercisable for up to an aggregate of 3,600,000 shares of common stock. No stock options may be granted under the Plan, after the Plan expires, on March 1, 2004. If a stock option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of common stock not purchased under the Plan are available for future grants.

     The purchase price (exercise price) of option shares must be at least equal to the fair market value of such shares on the date the stock option is granted or such later date we may specify. The stock option is exercisable for a period of ten years from the date of grant or such shorter period as is determined by us. Each stock option may provide that it is exercisable in full or in cumulative or non-cumulative installments, and each stock option is exercisable from the date of grant or any later date specified in the option. The Board of Directors has the authority under the Plan to take certain actions, including the authority to accelerate vesting schedules and to otherwise waive or adjust restrictions applicable to the exercise of stock options.


     Unless otherwise provided by us, an optionee may not exercise a stock option unless from the date of grant to the date of exercise the optionee remains continuously in our employ. If the employment of the optionee terminates for any reason other than death, disability or retirement at or after the age of 65, (1) the stock options then currently exercisable will remain exercisable for a period of 90 days after that termination of employment (except that the 90 day period is extended to 12 months if the optionee dies during such 90 day period), unless those stock options expire prior to the expiration of 90 days, and (2) the stock options then not exercisable will terminate as of the date of termination of employment.

     The Board of Directors may at any time suspend, amend or terminate the Plan. Shareholder approval is required, however, to (1) materially increase the benefits accruing to optionees, (2) materially increase the number of securities which may be issued (except for adjustments under anti-dilution clauses), or (3) materially modify the requirements as to eligibility for participation. The Plan authorizes us to include in stock options provisions which permit the acceleration of vesting in the event of a change in control of Private Media Group, Inc. as defined under the Plan.


     As of January 11, 2002, 1,702,986 options were outstanding under the Plan with an average exercise price of $ 5.61. Options for 979,125 shares of common stock remained available for grant as of such date. Future grants under the Plan will be made at our discretion.

Option Grants in the Last Fiscal Year

     We did not grant any stock options to the individuals named in the Summary Compensation Table above in the year ended December 31, 2001.


     The following table summarizes information regarding the number and value of all options to purchase our common stock held by the named executive officers.

                 AGGREGATED OPTION EXERCISE IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES


                                                         Number of Securities Under-            Value of Unexercised In-the-
                                                         lying Unexercised Options/             Money Options/SARs at
                           Shares                        SARs at Fiscal Year End                Fiscal Year End ($) (*)
                         Acquired on       Value
Name                     Exercise(#)    Realized ($)      Exercisable/Unexercisable              Exercisable/Unexercisable(**)
-----------------        --------      --------------    ---------------------------            ----------------------------
Berth H. Milton......         -              -             150,000       30,000                    703,734       87,375
Javier Sanchez.......         -              -             150,000       30,000                    703,734       87,375


(*) Based on the closing price of our common stock on the last trading day of the fiscal year ended December 31, 2001.


(**) Weighted average exercise price for vested options only has been used. Unvested options vest quarterly, and the exercise price of the unvested (unexercisable) options is the fair market of the common stock on each vesting date.

Related Party Transactions

     We have a short-term loan to an entity controlled by Mr. Milton in the amount of SEK 6.8 million, SEK 4.5 million and SEK 11.8 million at December 31, 1999, 2000 and September 30, 2001, respectively. The loan bears interest at the rate of 10% per annum and has no maturity date.


     In December 2001 we borrowed $ 4.0 million from Commerzbank pursuant to a Note due December 20, 2002 in order to expand our product portfolio. The Note bears interest at an annual rate of 7%, payable quarterly, with the entire principal amount and accrued interest due on December 20, 2002. The Note is prepayable in full upon the sale of equity by us, including the sale of common stock in this offering. Upon the Note becoming prepayable, we are required to repay the entire principal amount of the Note together with the greater of (1) accrued interest payable on the Note or (2) a prepayment premium equal to $ 200,000. The Note is secured by a guaranty from Slingsby Enterprises and a pledge by Slingsby Enterprises of 5,600,000 shares of our Series A Preferred Stock. The lender and Slingsby Enterprises have also agreed that if the Note remains unpaid at maturity, Commerzbank may elect to exchange the Note for Series A Preferred Stock or common stock owned by Slingsby Enterprises to the value of $ 5.0 million. Slingsby Enterprises is beneficially owned by Berth H. Milton, our Chief Executive Officer and a director.


     On March 31, 1998, two of our wholly owned subsidiaries, together with Zebra Forvaltings AB, Sweden, or Zebra, an affiliated company of Berth Milton, purchased all of the outstanding capital stock of Viladalt, Spain from its shareholders, none of whom is related to Private Media Group or Mr. Milton, for the sum of approximately $ 2.7 million. It was agreed that our subsidiaries would own 69% of the Viladalt shares, Zebra would own 31% of the Viladalt shares, and that each party would be responsible for its proportionate share of the purchase price. To avoid the appearance of a conflict of interest, Zebra agreed to sell its interest in Viladalt to us at Zebra's cost when and if the Viladalt interest was sold by us. The principal asset of Viladalt is a country house in the Barcelona, Spain area known as Casa Retol de la Sarra. The Viladalt property was acquired by us as a real estate investment and has been utilized as a filming location for certain of our movie and video productions. In July, 2001, Viladalt entered into an agreement to sell certain land and building for a consideration of SEK 29.0 million. The sale closed in July, 2001 and we received the cash consideration and repaid related outstanding long-term borrowings of SEK 9.5 million.


     Peach Entertainment Distribution was a party to an exclusive Distribution Agreement with Sundance Associates, Inc. which had been in effect since 1995. Robert Tremont, a Director of Private Media Group, is the sole shareholder of Sundance. The Distribution Agreement granted to Sundance the exclusive rights to distribute in the United States and Mexico specified products, including magazines, videocassettes, DVDs, CD-ROMs and laser discs. Royalties were paid by Sundance to Peach Entertainment Distributors in accordance with an agreed royalty schedule. The Distribution Agreement automatically renewed for successive one year terms and was cancelable by either party prior to the end of each one year term. During the 12 month periods ended December 31, 1998, 1999 and 2000, Sundance paid royalties to Peach Entertainment Distributors of $ 2.2 million, $ 2.1 million and $ 2.8 million, respectively. On April 1, 2001, we acquired the inventory and certain contracts of our U.S. distributor, Anton Enterprises, Inc.d.b.a. Private North America, for a total consideration of SEK
9.1 million, payable quarterly in 12 equal payments commencing in July 2001. Anton Enterprises, Inc.,d.b.a. Private North America, was under the control of Mr. Tremont and had taken over the Distribution Agreement from Sundance.

     Our Spanish subsidiary, Milcap Media Group, has issued a guarantee of indebtedness to Viosland, a company deemed to be controlled by our principal shareholder. The guarantee relates to the financing of the construction of a new office and warehouse located in Barcelona, Spain, part of which is proposed to be leased by us at its fair rental value upon completion of construction. The guarantee requires Milcap Media Group to pay the general contractor for costs of construction if not paid by Viosland. We do not believe that Milcap Media Group will be required to pay any significant amounts related to this guarantee.

     The foregoing transactions were approved by a majority of our disinterested directors and are believed to be on terms no less favorable to us than could be obtained from unaffiliated third parties on an arms-length basis.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table presents certain information known by us as of January 11, 2002, regarding the beneficial ownership of common stock, both before and after giving effect to the sale of shares of common stock in this offering, by
(1) each of our directors, our Chief Executive Officer and the other executive officers, individually, (2) all persons who are beneficial owners of beneficial owners of five percent or more of our common stock, and (3) all of our directors and executive officers as a group. Unless otherwise noted, the persons listed below have sole voting and investment power and beneficial ownership with respect to such shares. The table assumes that the underwriters do not exercise their over-allotment option.


     The disclosure in this table is required by the rules and regulations of the SEC. This table illustrates the highest relative percentage of outstanding common stock that would be beneficially owned by each named person based on (1) such person's existing holdings of common stock, (2) shares of common stock over which such person has indicia of control and (3) assuming that all presently exercisable options to acquire additional shares of common stock are exercised by such person. For a description of the record ownership of shares by our officers, directors and five percent holders, see "Shareholder Structure".



                                             Number of
                                             Shares
                                             Beneficially                                Percent Benefi-          Percent Benefi-
                                             Owned Before                                  cially Owned             cially Owned
Name and Address /(1)/                       Offering/(1)/         Shares Offered        Before Offering           After Offering
 ----------------------------                --------------       ----------------      ------------------       ------------------
Berth H. Milton /(2)/......................    23,856,130                      -                   48.1%                    43.1%
Senate Limited /(3)/
   3 Bell Lane, Gibraltar..................     5,025,000                      -                   17.7%                    14.7%
Chiss Limited /(4)/
   3 Bell Lane, Gibraltar..................     4,200,000                      -                   14.8%                    12.3%
Pressmore Licensing Limited
   P.O. Box N-341, Nassau, Bahamas ........     1,875,000                      -                    6.6%                     5.5%
Perrystone Trading Limited
   P.O. Box 171, Providenciales,
   Turks & Caicos..........................     1,875,000                      -                    6.6%                     5.5%
Solidmark (Gibraltar) Ltd.
   3 Bell Lane, Gibraltar..................     1,875,000                      -                    6.6%                     5.5%
Churchbury Limited
   3 Bell Lane, Gibraltar /(5)/............     1,776,000                700,000                    6.3%                     3.1%
Claes Henrik Marten Kull /(6)/.............       367,500                      -                    1.3%                     1.1%
Johan Gillborg /(7)/.......................       247,500                      -                     (*)                      (*)
Javier Sanchez /(8)/.......................       180,000                      -                     (*)                      (*)
Bo Rodebrant /(9)/.........................        60,000                      -                     (*)                      (*)
Robert L. Tremont..........................             -                      -                      -                        -
Ferran Mirapeix............................        50,000                      -                     (*)                      (*)
All Executive Officers and Directors as
a group (7 persons) /(10)/.................    24,761,130                      -                   49.4%                    44.3%


----------------
(*) Denotes less than 1%.

/(1)/ Beneficial ownership is determined in accordance with rules of the SEC, and includes generally voting power and/or investment power with respect to securities. Shares of common stock which may be acquired upon exercise or conversion of warrants, options or preferred stock which are currently exercisable or exercisable within 60 days of January 11, 2002, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Except as indicated by footnote, to the knowledge of Private Media Group, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

/(2)/ Includes 21,000,000 shares of common stock issuable upon conversion of 7,000,000 shares of our $ 4.00 Series A Convertible Preferred Stock and 42,126 shares of common stock which have accrued as dividends on the Preferred Stock.Mr. Milton is indirectly the beneficial owner of the 7,000,000 shares of $ 4.00 Series A Convertible Preferred Stock and 768,004 shares of common stock owned of record by Slingsby Enterprises Limited. 7,000,000 shares of $ 4.00 Convertible Preferred Stock have been pledged by Slingsby Enterprises Limited pursuant to a pledge agreement dated December 21, 2001, in connection with our $ 4.0 million bridge loan from Commerzbank. See "Management - Related Party Transactions" and "Underwriting". The amount also

                                              (footnotes continued on next page)
       includes (i) 1,875,000 shares of common stock owned by Bajari Properties Limited, of which Mr. Milton is the sole shareholder, and (ii) 150,000 shares issuable upon exercise of options issued under our Employee Stock Option Plan. His address is c/o Private Media Group, Carretera de
       Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

/(3)/ Cornelia Strehl is the sole shareholder of Senate Limited and, therefore, may be deemed to be the beneficial owner of these shares.

/(4)/ Andrea Armas is the sole shareholder of Chiss Limited and, therefore, may be deemed to be the beneficial owner of these shares.

/(5)/ Jacqueline Baker is the sole shareholder of Churchbury Limited and, therefore, may be deemed to be the beneficial owner of these shares.

/(6)/ Includes 142,500 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Kull's address is c/o the Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

/(7)/ Includes 142,500 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Gillborg's address is c/o Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

/(8)/ Includes 150,000 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Sanchez's address is c/o Private Medial Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

/(9)/ Includes 60,000 shares issuable upon exercise of options issued under our Employee Stock Option Plan. Mr. Rodebrant's address is c/o Private Media Group, Carretera de Rubi 22-26, 08190 Sant Cugat del Valles, Barcelona, Spain.

/(10)/ Includes 21,000,000 shares of common stock issuable upon conversion of the outstanding 7,000,000 shares of $ 4.00 Series A Convertible Preferred Stock, 42,126 shares of common stock which have accrued as dividends on the Preferred Stock 768,004 shares of common stock owned of record by Slingsby Enterprises Limited, 1,875,000 shares of common stock owned by Bajari Properties Limited and 695,000 shares issuable upon exercise of outstanding options under our Employee Stock Option Plan.

                             SHAREHOLDER STRUCTURE

     The following table sets forth information with respect to the record ownership of shares of Private Media Group, Inc.'s common stock by executive officers, directors and holders of five percent or more of the common stock of Private Media Group, Inc., immediately before and after completion of the offering. Churchbury Limited, Perrystone Trading Limited and Ulf Aslund are selling shares in the offering.



                                                                                Shares
                                                              Number of       owned after
                                                             Shares sold        offering
                                                              assuming no      assuming no
                                Shares         Percentage     exercise of      exercise of
                                owned           ownership      the over-        the over-
                                before           before        allotment        allotment
Shareholder                    offering         offering         option           option
------------                 ------------     ------------   -------------    -------------
Slingsby Enterprises
   Limited..................      768,004             2.7%               -          768,004
Berth H. Milton.............       21,000             0.1%               -           21,000
Senate Limited..............    5,025,000            17.7%               -        5,025,000
Chiss Limited...............    4,200,000            14.8%               -        4,200,000
Bajari Properties Ltd.......    1,875,000             5.5%               -        1,875,000
Pressmore Licensing.........    1,875,000             6.6%               -        1,875,000
Solidmark (Gibraltar) Ltd...    1,875,000             6.6%               -        1,875,000
Claes Henrik Marten Kull....      225,000             0.8%               -          225,000
Johan Gillborg..............      105,000             0.4%               -          105,000
Javier Sanchez..............       30,000             0.1%               -           30,000
Bo Rodebrant................            -                -               -                -
Robert L. Tremont...........            -                -               -                -
Ferran Mirapeix.............            -                -               -                -
Churchbury Limited..........    1,776,000             6.3%         700,000        1,076,000
Perrystone Trading
   Limited /(1)/............    1,875,000             6.6%               -        1,875,000
Ulf Aslund /(1)/............       80,000             0.3%               -           80,000
                             ------------     ------------   -------------    -------------
Total.......................   19,730,004            68.5%         700,000       19,030,004
Publicly held shares /(2)/..    8,640,853            31.5%                       15,140,853
Total Outstanding...........   28,370,857             100%                       34,170,857



                               Percentage                                   Shares             Percentage
                                ownership            Number of            owned after           ownership
                               after offer-         Shares sold            offering           after offer-
                               ing assuming        in the over-            assuming           ing assuming
                               no exercise           allotment           full exercise        full exercise
                               of the over-           option             of the over-         of the over-
                                allotment            assuming              allotment            allotment
Shareholder                       option           full exercise            option               option
 ------------                 --------------      ---------------       ---------------      ---------------
Slingsby Enterprises
   Limited...................             2.2%                    -               768,004                 2.2%
Berth H. Milton..............             0.1%                    -                21,000                 0.1%
Senate Limited...............            14.7%                    -             5,025,000                14.7%
Chiss Limited................            12.3%                    -             4,200,000                12.3%
Bajari Properties Ltd........             5.5%                    -             1,875,000                 5.5%
Pressmore Licensing..........             5.5%                    -             1,875,000                 5.5%
Solidmark (Gibraltar) Ltd....             5.5%                    -             1,875,000                 5.5%
Claes Henrik Marten Kull.....             0.7%                    -               225,000                 0.7%
Johan Gillborg...............             0.3%                    -               105,000                 0.3%
Javier Sanchez...............             0.1%                    -                30,000                 0.1%
Bo Rodebrant.................                -                    -                     -                    -
Robert L. Tremont............                -                    -                     -                    -
Ferran Mirapeix..............                -                    -                     -                    -
Churchbury Limited...........             3.1%                    -             1,076,000                 3.1%
Perrystone Trading
   Limited /(1)/.............             5.5%              850,000             1,025,000                 3.0%
Ulf Aslund /(1)/.............             0.2%               50,000                30,000                 0.1%
                                --------------      ---------------       ---------------      ---------------
Total .......................            55.7%            1,600,000            18,130,004                53.1%
Publicly held shares /(2)/...            44.3%                                 16,040,853                46.9%
Total Outstanding ...........             100%                                 34,170,857                 100%


 /(1)/ Shareholders that have agreed to sell shares if the over-allotment option is exercised.

 /(2)/ Includes all shares held by holders of less than five percent of the outstanding shares and officers and directors listed in the table.

         The following table sets forth information with respect to ownership of: (1) shares of common stock held in treasury by Private Media Group, Inc.;
(2) options, warrants and other subscription rights to acquire common stock of Private Media Group, Inc. held by executive officers and employees of Private Media Group; and (3) shares, options, warrants and other subscription rights to acquire common stock of Private Media Group, Inc. held by directors.


                                                                                               Options to          Warrants to
                                                   Shares of             Shares of              purchase            purchase
                                                  Common Stock        Preferred Stock         Common Stock        Common Stock
                                                 --------------      ------------------      --------------      --------------
Private Media Group, Inc. ......................                0                       0                   0                   0
Berth H. Milton /(1)/...........................           21,000                       -             180,000                   -
Javier Sanchez..................................           30,000                       -             180,000                   -
Claes Henrik Marten Kull........................          225,000                       -             172,500                   -
Johan Gillborg..................................          105,000                       -             172,500                   -
Bo Rodebrant....................................                -                       -              72,000                   -
Robert L. Tremont...............................                -                       -                   -                   -
Ferran Mirapeix.................................                -                       -              50,000                   -
All executive officers and
 directors as a group /(7)/.....................          381,000               7,000,000             827,000                   -
Employees.......................................                                                    2,460,986             283,464

------------------
/(1)/ Does not include (a) 21,000,000 shares of common stock issuable upon conversion of 7,000,000 shares of our $ 4.00 Series A Convertible Preferred Stock and (b) 42,126 shares of common stock which have accrued as dividends on the Preferred Stock.Mr. Milton is indirectly the beneficial owner of the 7,000,000 shares of $ 4.00 Series A Convertible Preferred Stock (he is the sole beneficial holder of preferred stock of Private Media Group, Inc.) and 768,004 shares of common stock owned of record by Slingsby Enterprises Limited. Also does not include (x) 1,875,000 shares of common stock owned by Bajari Properties Limited, of which Mr. Milton is the sole shareholder, and (y) 150,000 shares issuable upon exercise of options issued under the Employee Stock Option Plan.

                         DESCRIPTION OF CAPITAL STOCK


         Private Media Group, Inc.'s authorized capital stock consists of (1) 100,000,000 shares of common stock, par value $0.001 per share, of which 28,370,857 shares were issued and outstanding as of January 11, 2002, and (2) 10,000,000 shares of preferred stock, $0.001 par value, of which 7,000,000 shares of $4.00 Series A Convertible Preferred Stock were issued and outstanding as of January 11, 2002. After giving effect to the offering, Private Media Group, Inc. will have 34,170,857 shares of common stock outstanding.

         As of June 16, 2000, the shareholders and board of directors of Private Media Group, Inc. approved an increase in the number of authorized common shares of Private Media Group, Inc. from 50,000,000 to 100,000,000. This increase was effected in August 2001 upon the filing of a Certificate of Amendment of Private Media Group, Inc.'s articles of incorporation with the Nevada Secretary of State.

         Under a resolution of the board of directors effective September 19, 2001, Private Media Group, Inc. authorized the issuance of 5,800,000 shares in this offering. These shares will become validly issued and outstanding upon execution and delivery of one or more certificates evidencing these shares by an authorized officer in consideration of the payment specified in the underwriting agreement to be entered into in connection with the offering. Private Media Group, Inc. will issue these shares prior to the listing of the shares on the Neuer Markt segment of the Frankfurt Stock Exchange, and currently expects to issue these shares on or about January 24, 2002.

Common Stock

         Holders of Private Media Group, Inc. common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders entitled to vote. Shareholders are not entitled to cumulate their votes for the election of directors. Holders of record of Private Media Group, Inc. common stock will be entitled to such dividends as the Board of Directors may declare from time to time, in the manner and on the terms and conditions provided by law and our articles of incorporation. Such dividend will be payable to holders of record of the common stock on the dividend record date established by the Board of Directors at the time it declares such dividend. Any shareholder who does not claim a dividend within the period prescribed by law may forfeit his right to the dividend. Whether and when a shareholder forfeits an unclaimed dividend are governed by the law of the jurisdiction where the shareholder resides. This forfeiture typically occurs after a period of three-to-five years from the applicable record date and is outside the control of dividend-paying company. Upon our liquidation, dissolution or winding up of Private Media Group, Inc., the holders of common stock are entitled to receive ratably the net assets available after (1) payment of all debts and other liabilities and (2) payment in full to holders of preferred stock then outstanding, if any, of any amount required to be paid under the terms of such preferred stock. Holders of common stock do not have any preemptive rights.


         Outstanding shares of common stock are, and the shares offered by us in the offering will be, when issued and paid for, validly issued, fully paid and non-assessable.


Preferred Stock

         Private Media Group, Inc.'s Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. The Board of Directors is authorized, without further shareholder action, to issue such shares in one or more series, and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, amounts payable upon liquidation and the number of shares constituting any series or the designation of such series. If such preferred stock is issued, it will rank senior to our common stock in respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of Private Media Group, Inc. The issuance of preferred stock may have the effect of delaying, deferring, discouraging or preventing a third party from acquiring a majority of our outstanding voting stock or other change in control of us without further action by the shareholders, and may adversely affect the voting and other rights of the holders of the common stock, including the loss of voting control to others. The Board of Directors does not at present intend to seek shareholder approval prior to issuing any such preferred stock, unless required to do so by law or applicable listing standards.



         Each share of the 7,000,000 outstanding preferred stock has been designated as $4.00 Series A Convertible Preferred Stock, and provides for a 5% annual stock dividend to be paid quarterly in shares of common stock, valued at the average closing price of common stock for the 20 consecutive days prior to the quarterly record date, as reported by the Nasdaq National Market or the NASD, Inc. OTC Bulletin Board. Each outstanding share of preferred stock is convertible at any time into three shares of common stock. However, if at any time the common stock has a closing price of less than $ 1.34 per share for 20 consecutive days, the outstanding preferred stock may be converted, at the option of the holder of such preferred stock, into common stock at a 20% discount to the five-day average closing price, prior to the date of conversion.

         Slingsby Enterprises, a company organized under the Laws of Gibraltar, currently owns 100% of our 7,000,000 $ 4.00 Series A Convertible Preferred Stock. Slingsby Enterprises Limited is directly or indirectly controlled by Berth H. Milton, our Chief Executive Officer and a Director of Private Media Group. Slingsby Enterprises has pledged the 5,600,000 $ 4.00 Series A Convertible Preferred Stock under a pledge agreement dated December 21, 2001, in connection with our $ 4.0 million Note from Commerzbank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments and Outlook."

Warrants

         On January 28, 2000, Private Media Group, Inc. acquired all of the outstanding shares of Extasy Video for total consideration of SEK 27.3 million. The consideration included warrants to purchase 208,464 shares of common stock. The warrants are exercisable during the period January 28, 2001 to January 28, 2004 at an exercise price of $ 9.63 per share. Each of the outstanding warrants contains anti-dilution provisions that protect the warrant holders against dilution in certain events, including but not limited to stock dividends, stock splits, reclassification, or mergers. A warrant holder will not possess any rights as a shareholder. Shares of common stock, when issued upon the exercise of the warrants in accordance with the terms thereof, will be fully paid and non-assessable.


Indemnification

         Private Media Group, Inc. has the power to indemnify our directors and officers against liability for certain acts pursuant to the laws of Nevada, the state of incorporation. In addition, under the Articles of Incorporation, no director, officer or agent is personally liable to the corporation or its shareholders for monetary damages arising out of a breach of such person's fiduciary duty to Private Media Group, Inc., unless such breach involves intentional misconduct, fraud or a knowing violation of law, or the payment of an unlawful dividend. Private Media Group, Inc. also maintains a standard form of officers' and directors' liability insurance policy that provides coverage to Private Media Group, Inc., and officers and directors for specified liabilities.


         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                    UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following discussion describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of shares of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations ("Regulations"), administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and differing interpretations. In addition, this discussion deals only with shares of our common stock held as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of shares of our common stock in light of their particular circumstances or to persons subject to special tax rules, such as the U.S. federal income tax treatment of insurance companies, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding shares of our common stock as a position in a "straddle", conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock, persons owning more than 5% of our common stock or U.S. Holders whose functional currency (as defined in Section 985 of the Code) is not the U.S.dollar. Former citizens or long-term lawful permanent residents of the United States may be subject to special tax rules for a period of 10 years after cessation of citizenship or permanent resident status. The tax treatment of a partner in a partnership holding our common shares generally will depend upon the status of the partner and the activities of the partnership. If a prospective purchaser is a partner in a partnership that may acquire shares of our common stock, such purchaser is urged to consult his own tax advisor regarding the specific tax consequences of such acquisition. Prospective purchasers of shares of our common stock should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of shares of our common stock, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

         As used in this section, the term "U.S. Holder" means a beneficial owner of shares of our common stock, that is for U.S. federal income tax purposes (1) a citizen or individual resident of the United States, (2) a corporation or certain other entities created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. A "resident" of the United States generally includes an individual who (1) is lawfully admitted for permanent residence in the United States, (2) is present in the United States for 183 days or more during a calendar year, or (3) (a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a 3-year period ending in such calendar year, and (c) does not have a closer connection to a "tax home" that is located outside the United States.

          As used in this section, the term "non-U.S. Holder" generally means any holder that is, for U.S. federal income tax purposes of a:

          . nonresident alien individual:

          . foreign corporation;

          . nonresident alien fiduciary of a foreign estate or trust; or

          . foreign partnership, one or more of the members of which is a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

Consequences to U.S. Holders

Taxation of Dividends

         To the extent provided below, a U.S. Holder will be required to include in gross income as a dividend any cash or the fair market value of any property distributed by us when received by or on behalf of such U.S. Holder.

         A distribution by us with respect to shares of our common stock (including a pro rata redemption of shares of our common stock or distributions of additional shares if any holder may elect instead to receive cash or other property from us or if some holders receive cash from us while others receive additional shares) will be treated first as a dividend includible in gross income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, then as a tax-free return of basis in the shares of our common stock to the extent of the U.S. Holder's adjusted tax basis in such shares and with the balance of the distribution, if any, treated as a taxable gain realized by the U.S. Holder from the sale or disposition of the shares of our common stock. Dividends paid by us may be eligible for the dividends received deduction generally allowed to corporations under the Code.


Sale or Other Disposition of the Shares

         Upon a sale or other disposition of shares of our common stock (including upon our liquidation or dissolution or as a result of certain non-pro rata redemptions of Shares), a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder's tax basis in the shares of our common stock. Such gain or loss generally will be U.S. source gain or loss. In the case of a U.S. Holder that is an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Consequences to Non-U.S. Holders

Taxation of Dividends

         Dividends paid to a non-U.S. Holder generally will be subject to the withholding of U.S. federal income tax at a rate of 30% unless such non-U.S. Holder is entitled to a lower rate under an applicable income tax treaty. Dividends include (1) distributions of property, (2) cash or property received in pro rata redemption of shares of our common stock and (3) distributions of additional shares if any holder may elect instead to receive cash or other property from us or if some holders receive cash from us while others receive additional shares.

         The United States-Germany income tax treaty reduces the rate of withholding on dividends received by a German resident who qualifies for treaty benefits to 15%. In the case of a German corporation that beneficially owns at least 10% of our voting shares, the rate is further reduced to 5%.

         To claim a reduced rate of withholding, a non-U.S. Holder must provide a properly completed Internal Revenue Service Form W-8BEN to the person required to withhold the U.S. tax. A non-U.S. person holding our shares through a U.S. partnership or other fiscally transparent entity may be subject to withholding on its share of our dividends unless it provides a Form W-8BEN to the entity or its agents. A non-U.S. holder that fails to claim at source a reduced withholding rate to which it is entitled may claim a refund from the Internal Revenue Service.

         Dividends that are effectively connected with a non-U.S. Holder's conduct of a trade or business within the United States (and, generally, if a treaty applies, attributable to the holder's permanent establishment within the United States) are subject to U.S. federal income tax on a net income basis at regular, graduated individual or corporate rates. In order to avoid the withholding of tax from dividends effectively connected with its U.S. trade or business, a non-U.S. Holder must provide Internal Revenue Service Form W-8ECI to the person otherwise required to withhold the U.S. tax. In addition, a non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a U.S. income tax treaty with such non-U.S. Holder's country of residence. (Under the United States-Germany income tax treaty, the rate of the branch profits tax is 5%.) For this purpose, dividends, gain or income in respect of a share will be included in earnings and profits subject to the branch tax if the dividends, gain or income is effectively connected with the conduct of the U.S. trade or business of the holder.

Sale or Other Disposition of the Shares

         Gain recognized by a non-U.S. Holder on the sale or other disposition of shares of our common stock is not subject to U.S. federal income tax unless
(1) the gain is effectively connected with the non-U.S. holder's U.S. trade or business (and, generally, if a treaty applies, attributable to the non-U.S. Holder's permanent establishment within the United States) or (2) such non-
U.S. Holder is an individual present in
the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met. Gain effectively connected with the conduct of a U.S. trade or business is subject to tax on a net income basis at regular, graduated individual or corporate tax rates . In the case of a non-U.S. Holder that is an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.


U.S. Gift and Estate Taxes

         Gifts of shares of our common stock made by non-U.S. Holders generally will not be subject to U.S. federal gift tax. Shares of our common stock held by a non-U.S. Holder at the time of death will be included in the non-U.S. Holder's gross estate for U.S. federal estate tax purposes unless a treaty provides otherwise. A non-U.S. Holder's U.S. taxable estate generally includes property situated within the United States, shares of U.S. corporations and certain debt obligations of U.S. obligors.


         Under the United States-Germany estate tax treaty, shares of our common stock held by a non-U.S. Holder that is a German domiciliary generally will not be subject to U.S. federal estate tax unless such shares form part of the business property of such non-U.S. Holder's U.S. permanent establishment or pertains to a fixed base situated in the United States and used for the performance of independent personal services.

U.S. Information Reporting and Backup Withholding

         Dividend payments with respect to shares of our common stock and proceeds from the sale of shares of our common stock may be subject to information reporting requirements and backup withholding tax at rates of up to 30%.

         A U.S. Holder will not be subject to backup withholding if the U.S. Holder either provides a duly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or otherwise establishes an exemption from backup withholding.

         A non-U.S. Holder that is the beneficial owner of shares of our common stock can establish an exemption from backup withholding and information reporting by providing a duly completed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner) or, in the case of a non-U.S. Holder whose shares of our common stock are effectively connected with the holder's U.S. trade or business, an IRS Form W-8ECI to the person otherwise required to withhold.

         Back up withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the shareholder's U.S. federal income tax liability, and the shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

                            GERMAN TAX CONSEQUENCES

General

         The following section discusses certain German tax consequences of acquiring, owning and disposing of shares of Private Media Group. This discussion does not purport to be a comprehensive description of all tax considerations relevant to a decision to invest in Private Media Group. This discussion is based on the tax law applicable in Germany as of the date of this prospectus. Apart from certain explanatory details, this discussion addresses only corporate income tax, income tax and dividend withholding tax, as applied to dividends and capital gains, as well as the inheritance and gift tax, and is limited to certain aspects of these types of taxes. This summary does not address the tax treatment of holders subject to special rules, such as dealers in securities, investment funds, foundations, financial services institutions, finance companies or banks, or the individual tax circumstances of particular shareholders. Prospective purchasers of the shares are advised to consult their tax advisors about the tax consequences of the acquisition ownership and disposition of shares. Only the tax advisor of the individual investor will be able to appropriately take into account the particular circumstances of such shareholder.


Taxation of Dividends received by Individuals

         Only one-half of the dividends received by individual shareholders resident in Germany (i.e., having their domicile or habitual abode in Germany) will be subject to income tax (Halbeinkunfteverfahren). Likewise, only one-half of the expenses related to the taxable dividend income will be deductible for tax purposes. The taxable amount is subject to German income tax at regular rates (up to a top tax rate of 48.5% plus 5.5% solidarity surcharge on such amount for a total possible tax burden of 51.17%). The U.S. withholding tax (see above under "United States Federal Income Tax Consequences") can generally be credited against the German income tax.


         However, dividend payments to individuals resident in Germany whose shares are held as private assets are tax free to the extent that such payments, together with other investment income (proceeds after deduction of either half the actual income related expenses or the standard amount for income-related expenses of (euro) 51 (or (euro) 102 for married couples filing jointly)), do not exceed the annual tax-free savings allowance of (euro) 1,550 ((euro) 3,100 for married couples filing jointly).


         Individuals resident in Germany whose shares form part of the assets of a trade or business and partnerships conducting a trade or commercial business are subject to a trade tax on income. For these taxpayers, the full amount of a dividend will be included in the taxable annual gross income for trade tax purposes if the shareholder's interest is less than one-tenth of the share capital of the company at the beginning of the calendar year in which the dividends are paid. The trade tax rate generally ranges from 15% to 21% of the trade tax basis, depending on the municipality in which the shareholders maintains its permanent establishment. Under special conditions, an individual will be entitled to a credit against his income tax liability. This credit is granted as compensation for the trade tax burden and is determined pursuant to a specified formula.


Taxation of Dividends received by Corporations

         Dividends received by corporations resident in Germany are generally exempt from corporate income tax. However, 5% of dividends received from non-resident corporations are deemed to be non-deductible business expenses for tax purposes. As a result, 5% of such dividends will be subject to taxation. Therefore, only 95% of the received dividend is exempt from corporate tax. The U.S. withholding tax (see above under "United States Federal Income Tax Consequences - Consequences to Non-US-Holders") can generally not be credited against the German corporate income tax. If the shareholder holds less than one-tenth of the share capital of Private Media Group, Inc. at the beginning of the calendar year in which the dividends are paid, the full amount of the dividend is subject to trade tax.


         For a corporate shareholder not resident in Germany that holds shares as part of the business assets of a permanent establishment (including a permanent representative) or a fixed base in Germany, the same corporate tax exemption applies.


Taxation of Capital Gains

         One-half of any capital gain realized on the disposal of shares held by a shareholder resident in Germany as part of the shareholder's business assets, or by a shareholder not resident in Germany as part of the business assets of a permanent establishment or a fixed base in Germany, is taxable at regular rates (Halbeinkunfteverfahren).


         Where the shares are held as private assets by shareholders resident in Germany, however, only one-half of any capital gain is subject to income tax at regular rates if the shares are disposed of within one year after their acquisition, or - after the expiration of this period - if the shareholder, at any time during the five years immediately preceding the disposal, has held, directly or indirectly, at least 1% of the corporation's issued share capital (a so-called "substantial participation"). If the shareholder has acquired the shares free of consideration (e.g. as a gift), the holding period and percentage of ownership of the predecessors is taken into account.


         Capital gains realized on the disposal of shares by a corporation resident in Germany and subject to corporate income tax are, in principle, tax exempt. However, capital gains may be subject to trade tax, if the shares are held through a partnership. The same tax exemption applies to a corporate shareholder not resident in Germany holding the shares as assets of a permanent establishment in Germany. Similarly, capital losses from the disposal of shares by a corporation are, in principle, not deductible.


Inheritance and Gift Tax


           Under German tax law, the transfer of shares upon death or by way of a gift is generally subject to German inheritance and gift tax, if:

           (1) the shares are part of the assets of a trade or business of the decedent or donor for which a permanent establishment is maintained or a permanent representative has been appointed in Germany; or

           (2) the decedent or donor, or the heir at the time of the death or the donee at the time of the gift, has his domicile or habitual abode in Germany, or is a German national not resident in Germany who has not resided continuously abroad for more than five years.


         The few double taxation conventions on inheritance and gift tax currently in force, e.g., the convention entered into with the United States, usually provide that the German inheritance and gift tax may only be levied in
(2) above and, subject to certain restrictions, item (1) above.


Other German Taxes

         The sale or transfer of shares is not subject to transfer tax, stamp duty or similar tax in Germany. No net wealth tax is currently imposed in Germany.

Amendments to be applied from January 1, 2003

         The maximum income tax rate for individuals will be reduced as follows: beginning in 2003, from 48.5% to 47%; and beginning in 2005, to 42%. Pursuant to current law, the 5.5% solidarity surcharge on the income tax remains unchanged.

                                 UNDERWRITING

         Under the terms and subject to the conditions contained in the underwriting agreement in connection with the offering, Private Media Group, Inc. will agree to sell to the underwriters named below, for whom Commerzbank is acting as representative, the following number of shares:


                                                  Number of
Underwriters                                        Shares
------------                                      ----------
Commerzbank Aktiengesellschaft..............               .
Wolfgang Steubing AG........................               .
                                                  ----------
Total.......................................       6,500,000
                                                  ==========


         All sales in the United States will be made by Commerzbank Capital Markets Corporation, a U.S. registered broker-dealer, as U.S. selling agent on behalf of the underwriters.


         The underwriting agreement provides that the underwriters are obligated to purchase all of the shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of shares may be terminated.

         The selling shareholders have granted to Commerzbank a one-time 30-day option to purchase up to 900,000 additional shares from them at the public offering price less the underwriting discounts and commissions. Commerzbank may exercise this option in whole or in part once only and for the purpose of covering any over-allotments of shares.


         The underwriters propose to sell the shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of (Euro) . per share. After the offering commences, the public offering price and concession may be changed by the representative.


         The following table summarizes the compensation and estimated expenses to be paid.

                                            Per Share
                                          Without Over-     With Over-      Total Without      With Over-
                                            allotment       allotment      Over-allotment      allotment
                                        ----------------   ------------   ---------------   ----------------
Underwriting discounts and commissions
   paid by Private Media Group, Inc. ..       (Euro) .             (Euro) .       (Euro) .         (Euro) .
Expenses payable by Private Media
   Group, Inc. ........................       (Euro) .             (Euro) .       (Euro) .         (Euro) .


         The underwriters have informed Private Media Group, Inc. that they do not expect discretionary sales to exceed five percent of the shares of common stock being offered.


         Pursuant to an agreement among underwriters, each underwriter has agreed or will agree that, as part of its distribution of the shares and subject to specified exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the underwriters. All offers and sales of any shares into the United States will be made by Commerzbank Capital Markets Corporation, as U.S. selling agent. Commerzbank Capital Markets Corporation has agreed with Commerzbank that, as part of its distribution of the shares and subject to specified exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares to any person outside the United States or to any other dealer who does not so agree. As used in this prospectus, "United States" means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction. An offer or sale will be made in the United States if it is made to (1) any individual resident in the United States or (2) any corporation, partnership, pension, profit-sharing or other trust or entity, including any such entity acting as an investment adviser with discretionary authority, whose office most directly involved with the purchase is located in the United States.

         Private Media Group, Inc. and the selling shareholders have agreed to indemnify the underwriters, their officers, directors or control persons against liabilities under the Securities Act, or contribute to payments which such persons may be required to make in respect of those liabilities.

         This offering is subject to approval of legal matters by counsel to the underwriters, including the validity of the shares, and other conditions specified in the underwriting agreements, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.


         Under the underwriting agreement, the underwriters may terminate the underwriting agreement under specified circumstances at any time prior to admission of the shares to the Regulated Market with trading on the Neuer Markt segment of the Frankfurt Stock Exchange, which is expected on February 1, 2002.


         Private Media Group, Inc.'s shares are quoted on the Nasdaq National Market under the symbol "PRVT", and it applied to have the shares approved for listing on the Neuer Markt segment of the Frankfurt Stock Exchange under the symbol "PMG".

         In connection with the offering, Commerzbank, acting as representative of the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

         . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

         . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

         . Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, Commerzbank will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if Commerzbank is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

         . Penalty bids permit Commerzbank to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

         . In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of shares until the time, if any, at which a stabilizing bid is made.

         These stabilizing transactions, syndicate covering transactions and penalty bids may give the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of the shares. As a result, the price of shares may be higher than the price that might otherwise exist in the open market. The underwriters may effect these transactions on the Nasdaq National Market, the Frankfurt Stock Exchange or otherwise and, if commenced, may discontinue such transactions at any time.

         Offers and sales of the shares outside the United States are being made in reliance on Regulation S.

         In December 2001 we borrowed $ 4.0 million from Commerzbank pursuant to a Note due December 20, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Recent Developments and Outlook." We expect to use a portion of the proceeds from the offering to repay this Note. In addition, Commerzbank or its affiliates may, from time to time in the future, engage in transactions with us, and perform services for us, in the ordinary course of its business.


No public offering outside the United States and Germany

         No action has been or will be taken in any jurisdiction, except in the United States and Germany, that would permit a public offering of our shares, or the possession, circulation or distribution of this prospectus or any other material relating to Private Media Group or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus not any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

         Each underwriter represents and agrees that (1) it has not offered or sold and, prior to the expiry of the period of six months after closing time of this offering, will not offer or sell any shares of common stock of Private Media Group, Inc. to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of any of our common stock in circumstances in which Section 21 (1) of the FSMA does not apply to Private Media Group, Inc.; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Stamp and other taxes

         Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price listed on the cover page of this prospectus.

                                 THE OFFERING

General

         Private Media Group, Inc. is offering 5,800,000 newly issued shares of common stock and the selling shareholders are offering 700,000 outstanding shares of common stock in the United States and in international offerings in Germany and other countries outside the United States. Of these 6,500,000 shares, 975,000 shares will be offered initially in the United States through the U.S. selling agent, and concurrently 5,525,000 shares will be offered in Germany and other countries outside the United States through the underwriters. In addition, to the extent that the underwriters sell more than 6,500,000 shares, Commerzbank has the option to purchase up to an additional 900,000 shares from the selling shareholders named in this prospectus. This over-allotment option is expected to run from February 4, 2002 to March 6, 2002.


      Upon completion of the offering, Private Media Group, Inc. will have outstanding an aggregate of 34,170,857 shares, assuming no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable in the United States without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates", as that term is defined in Rule 144 under the Securities Act. There are 248,889 shares held by existing shareholders that are "restricted securities", as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.


Listing and Trading

         Private Media Group, Inc.'s common stock is currently quoted on the Nasdaq National Market, and it applied to quote supplementally the shares offered in this prospectus on the Nasdaq National Market. It applied also to have the common stock admitted to the Regulated Market with trading on the Neuer Markt segment of the Frankfurt Stock Exchange on December 13, 2001. Private Media Group Inc. expects trading on the Neuer Markt segment to commence on February 4, 2002.


Lock-up Agreements


         Private Media Group, Inc. has agreed with Commerzbank that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares or securities convertible into or exchangeable or exercisable for any shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, for a period ending six months following the first quotation of its shares on the Neuer Markt segment of the Frankfurt Stock Exchange and during an additional period of six months after the expiration of such initial period. During the additional six month period, Private Media Group, Inc. may engage in the transactions described above, provided that it obtains the written consent of Commerzbank.


         Members of the Board of Directors (Berth H. Milton, Bo Rodebrant, Robert L. Tremont and Ferran Mirapeix), executive officers (Claes Henrik Marten Kull, Javier Sanchez, Johan Gillborg and Philip Christmas), some holders of Private Media Group Inc.'s common stock (Slingsby Enterprises Limited, Bajari Properties Ltd., Senate Limited., Chiss Limited, Pressmore Licensing Limited and Solidmark (Gibraltar) Ltd.), and the holder of the Series A Convertible Preferred Stock (Slingsby Enterprises Limited) have agreed with Commerzbank that they will not, directly or indirectly:


         (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contact to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, whether now owned or later acquired by them or with respect to which they have or later acquire the power of disposition, or file any registration statement under the Securities Act with respect to any of the above, or

         (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, for a period ending six months following the first quotation of shares on the Neuer Markt segment of the Frankfurt Stock Exchange and during an additional period of six months after the expiration of the initial period. During the additional six month period, members of Private Media Group, Inc.'s Board of Directors, executive officers, some holders of its common stock and the holder of its Series A Convertible Preferred Stock may engage in the transactions described above, provided they obtain the written consent of Commerzbank. During this period, Berth H. Milton, Claes Henrik Marten Kull, Johan Gillborg, Slingsby Enterprises Limited and Bajari Properties Ltd. have also agreed that Private Media Group, Inc. will instruct the transfer agent for its common stock not to record any share transfers except for transfers permitted by Commerzbank.


         In addition to the lock-up agreements with Commerzbank described above and in accordance with the rules and regulations of the Neuer Markt segment of the Frankfurt Stock Exchange, all shareholders named above have agreed with Private Media Group, Inc., and Private Media Group, Inc. has undertaken towards the Deutsche Borse AG, each to the extent permitted by law, that for a period of six months following the date of listing of the shares on the Neuer Markt they will not offer or sell shares directly or indirectly, either on an exchange or in an off-exchange transaction, or announce such action, or take any other action that is economically equivalent to a sale.


         These lock-up agreements cover 1,610,000 shares of Private Media Group, Inc.'s common stock that are pledged by four of its shareholders. These pledges are for the benefit of various banks in order to secure private loans. The relevant banks did not enter into any separate lock-up agreements and Private Media Group, Inc. cannot be certain that one or more of these banks will not exercise their rights under the relevant pledge during the lock-up period.


         The following table shows the names of each shareholder with shares pledged and the number of such pledged shares upon completion of the offering. These loans are margin loans against stock and do not have fixed maturity dates.


                                                   Number of pledged
Name of the shareholder                                  shares
------------------------------------------------   ------------------
Johan Gillborg..................................         105,000
Claes Henrik Marten Kull........................         225,000
Javier Sanchez..................................          30,000
Slingsby Enterprises Limited /(1)/..............       1,250,000

/(1)/ Assuming conversion of the Series A Convertible Preferred Stock

         In order to ensure that the parties to the lock-up agreements observe the restriction on the disposal of shares, Berth H. Milton, Claes Henrik Marten Kull, Johan Gillborg, Slingsby Enterprises Limited and Bajari Properties Ltd. have instructed the transfer agent of Private Media Group, Inc.'s common stock not to record any share transfer during the above-mentioned period. Likewise, Senate Limited, Chiss Limited, Pressmore Licensing Limited and Solidmark (Gibraltar) Ltd. have instructed Private Media Group, Inc. to instruct the transfer agent or their deposit bank not to transfer any shares during this period, which has been done.


         Javier Sanchez, who holds his shares in book-entry form, has instructed his deposit bank not to transfer any shares during this period, except for transfers permitted by Commerzbank. Bo Rodebrant, Ferran Mirapeix, Robert L. Tremont and Philip Christmas, who currently hold no shares in Private Media Group, Inc., are obligated to give similar no-transfer instructions to their deposit bank or to the transfer agent in the event that they receive shares during the lock-up period through the exercise of option rights or through any other transaction.


        Perrystone Trading Limited has not yet entered into a lock-up agreement as requested by the Frankfurt Stock Exchange. Private Media Group, Inc. expects to obtain such lock-up agreement, but it cannot offer any assurances in this regard.

Offer Price and Allocation



         The offer price will be determined by Commerzbank together with Private Media Group, Inc. This price will be based upon the order book developed during the offering process and will take into account the average daily price of the shares on the Nasdaq National Market from the first day of the marketing period, which is expected to be January 14, 2002, and will continue through the last day of the offering period, which is expected to be February 1, 2002. The lower of
(1) the average price for this period and (2) the closing price on the last day of the offering process will serve as the reference price, to which a discount may be applied in determining the final offer price.



         The offer price is required to be published in one mandatory German newspaper, the Borsen-Zeitung, on or about February 4, 2002. Investors who place orders with an underwriter may obtain information from such underwriter concerning the offer price and the number of their respective allotted shares on or about February 4, 2002.


Recognition of the Principles for Allocation


         The underwriters remain free to reject any purchase order in whole or in part. Commerzbank and Private Media Group, Inc. have not yet agreed on the procedure by which offered shares will be allocated to private investors if the offering is oversubscribed.


         Private Media Group, Inc. has recognized the principles for allocation of share issues to private investors established by the Exchange Expert Commission at the German Federal Ministry of Finance and is committed to observe these principles. The underwriters are similarly obliged to recognize and observe these principles. Once the offering period is over, Private Media Group, Inc. and the underwriters will determine the procedure to be adopted with respect to the allocation of the offered shares and will accordingly publish the allocation procedure.


Recognition of German Takeover Code

         Private Media Group, Inc. has recognized the rules of the German Takeover Code established by the Exchange Expert Commission at the German Federal Ministry of Finance.


Form, Payment and Delivery

         All of the shares of common stock of Private Media Group, Inc. held in book-entry form will be represented by one or more global certificates on deposit with DTC. Payment for the shares sold in the offering will be due on or about ., 2002. Delivery of the shares is expected to be made on the same date through the book-entry facilities of the DTC and two of its participants, Clearstream Banking AG ("Clearstream") and Euroclear Bank S.A. ("Euroclear"), as the operator of the Euroclear system.


Transfer of Shares


         Private Media Group, Inc. will issue share certificates representing the shares sold in this offering and will deposit these certificates with The Depository Trust Company of New York, or DTC, together with the shares of the selling shareholders that are already on deposit with the DTC. Cede & Co., nominee of DTC, will be the registered owner of these shares. When the underwriting agreement for this offering is executed, DTC will (a) deposit the shares to be issued by Private Media Group, Inc. electronically with, and (b) transfer the shares to be sold by the selling shareholders electronically to, Clearstream Banking in book-entry form for the benefit of Commerzbank. At the closing of this transaction, Commerzbank will electronically transfer, in book-entry form, beneficial ownership in such shares to purchasers through their brokerage accounts at Clearstream or Euroclear. Shares held through Clearstream or Euroclear may be freely transferred among market participants through the respective clearing systems. Shares traded through the book-entry system of the DTC will settle three business days after a trade unless the parties to the trade make alternative settlement arrangements. The shares listed on the Neuer Markt will be registered shares.


Shareholders also have the right to hold their shares in the form of physical certificates. Should they elect to do so, they have the right to receive such physical certificates from Interwest Transfer Co., Inc., the transfer agent. Physical certificates representing shares of common stock will not be issued unless such shares are withdrawn from Clearstream, Euroclear or another participant in the DTC. Any shares that are so withdrawn will not be eligible to trade on a German exchange unless they are re-deposited with DTC for electronic credit to the account of either Clearstream or Euroclear. Any transfers of shares evidenced by physical certificates may be completed by a qualified brokerage firm or directly by the transfer agent. In either case, the transfer will be recorded on the share register for Private Media Group, Inc. maintained by the transfer agent. Holders who transfer their shares in this manner may submit their share certificates to the transfer agent, who will issue a new certificate in the name of the transferee.

Notices

         Notices concerning the shares will be published by Private Media Group, Inc. in one mandatory German newspaper.


Voting Rights

         Generally, shareholders are entitled to one vote per share.

Dividend Rights

         The shares have full rights to dividends paid or declared by Private Media Group, Inc. after the date of issuance in respect of the fiscal year beginning January 1, 2002 and all subsequent fiscal years.

Paying Agent

         Commerzbank will act as paying agent in Germany with respect to payments of dividends, the exercise of subscription rights and other activities concerning the shares.


Transfer Agent and Registrar

         InterWest Transfer Co., Inc., Salt Lake City, Utah, will act as transfer agent and registrar.


Designated Sponsors

         Commerzbank and Wolfgang Steubing AG.


Securities Identification Numbers

         The securities identification number for the shares is 913 311. The ISIN Code U.S. is 74266R1041, and the Common Code is 10049938.


Ticker Symbols

   Nasdaq National Market Symbol............. PRVT
   Frankfurt Stock Exchange Symbol........... PMG

                                    EXPERTS

         Ernst & Young AB, Adolf Fredriks Kyrkogata 2, SE-103 62 Stockholm, Sweden, independent auditors, have audited Private Media Group, Inc.'s consolidated financial statements at December 31, 2000, 1999 and 1998, and for each of the three years in the period ended December 31, 2000, as set forth in their report included elsewhere in this prospectus. Private Media Group, Inc. has included its consolidated financial statements in the prospectus and elsewhere in the Registration Statement in reliance on Ernst & Young AB's report, given on their authority as experts in accounting and auditing.


                                 LEGAL MATTERS

         The validity of the common stock offered by this prospectus will be passed upon for Private Media Group, Inc. by Guzik & Associates, Los Angeles, California. Shearman & Sterling, Frankfurt, Germany, and London, England, will pass upon certain legal matters for the underwriters. Samuel S. Guzik, a principal of Guzik & Associates, beneficially owns 43,955 shares of common stock and holds options to acquire an additional 21,045 shares of common stock at $
4.17 per share.


                         INFORMATION AVAILABLE TO YOU

         Private Media Group, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement on Form S-1 of which this prospectus is a part, as well as reports, proxy statements and other information filed, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of such material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a World Wide Web site at http:\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (like Private Media Group, Inc.) that file electronically.



      This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that Private Media Group, Inc. has filed with the SEC. This prospectus, which is a part of the registration statement, does not contain all the information contained in the registration statement. Some items are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus concerning the contents of any documents referred to in the prospectus are not necessarily complete. With respect to each such document filed with the SEC as an exhibit to the registration statement, please refer to the exhibit for a more complete description, and each such statement is qualified by such reference. To see more detail, you should read the exhibits and schedules filed with the registration statement.


         The documents that are mentioned in this prospectus and our historic and future annual and interim reports may also be inspected at the offices of Commerzbank Aktiengesellschaft, Kaiserplatz, 60261 Frankfurt am Main, Germany.

         You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                                   INDEX TO FINANCIAL STATEMENTS

                                                                                                                              Page
Unaudited, Consolidated Financial Statements
Consolidated Balance Sheets as at September 30, 2001 and audited Consolidated Balance Sheets
   as at December 31, 2000................................................................................................     F-2
Consolidated Statements of Income and Comprehensive Income for the nine months ended
   September 30, 2000 and 2001............................................................................................     F-3
Consolidated Statement of Shareholders' Equity............................................................................     F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2000 and 2001...............................     F-5
Notes to Consolidated Financial Statements................................................................................     F-6
Consolidated Financial Statements
Report of Independent Auditors............................................................................................    F-11
Consolidated Balance Sheets as at December 31, 1998, 1999 and 2000........................................................    F-12
Consolidated Statements of Income and Comprehensive Income for the Years Ended
   December 31, 1998, 1999 and 2000 F-13 Consolidated Statements of
Shareholders' Equity for the Years Ended December 31, 1998,
   1999 and 2000..........................................................................................................    F-14
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1999 and 2000................................    F-15
Notes to Consolidated Financial Statements................................................................................    F-16

                           PRIVATE MEDIA GROUP, INC.
                                    PART I.
                             FINANCIAL STATEMENTS


                          CONSOLIDATED BALANCE SHEETS


                                                                      December 31,                 September 30, 2001
                                                                          2000                        (Unaudited)
                                                                     --------------              -----------------------
                                                                           SEK                      SEK             EUR
                                                                                               (in thousands)
ASSETS
Cash and cash equivalents.......................................               14,381                 17,400       1,786
Short-term investments..........................................                    -                 28,059       2,881
Trade accounts receivable - net.................................              116,555                162,651      16,699
Related party receivable........................................                4,515                 11,783       1,210
Inventories - net (Note 3)......................................               56,677                 69,157       7,100
Prepaid expenses and other current assets.......................               29,340                 29,657       3,045
                                                                       --------------            -----------     -------
TOTAL CURRENT ASSETS............................................              221,468                318,708      32,722

Library of photographs and videos - net.........................              104,183                126,066      12,943
Property, plant and equipment - net.............................               18,150                 24,875       2,554
Goodwill - net (Note 4).........................................               15,843                 26,344       2,705
Asset held for sale.............................................               20,976                      -           0
Other assets....................................................                7,443                  2,043         210
                                                                       --------------            -----------     -------
TOTAL ASSETS....................................................              388,063                498,036      51,133
                                                                       ==============            ===========     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings...........................................                  674                  1,187         122
Accounts payable trade..........................................               49,022                 54,908       5,637
Income taxes payable............................................               21,403                 31,605       3,245
Deferred tax liability..........................................                  130                    130          13
Accrued other liabilities.......................................                9,729                 18,329       1,882
                                                                       --------------            -----------     -------
TOTAL CURRENT LIABILITIES.......................................               80,958                106,159      10,899
Long-term borrowings............................................                4,682                      -           -
SHAREHOLDERS' EQUITY
$ 4.00 Series A Convertible Preferred Stock.....................                    -                      -           -
10,000,000 shares authorized, 7,000,000 shares issued and
   outstanding Common Stock, $ .001 par value, 50,000,000
   shares authorized 27,750,920 and 28,146,531 issued and
   outstanding at December 31, 2000 and September 30, 2001,
   respectively.................................................                8,310                  8,313         906
Additional paid-in capital......................................               88,127                109,917      11,285
Stock dividends to be distributed...............................                6,728                 11,165       1,146
Retained earnings...............................................              199,838                263,357      27,039
Accumulated other comprehensive income..........................                (580)                  (876)        (90)
                                                                       --------------            -----------     -------
TOTAL SHAREHOLDERS' EQUITY......................................              302,423                391,876      40,234
                                                                       --------------            -----------     -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................              388,063                498,036      51,133
                                                                       ==============            ===========     =======


         See accompanying notes to consolidated financial statements.

                          PRIVATE MEDIA GROUP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                           AND COMPREHENSIVE INCOME

                                                                  Nine-months ended September 30, (unaudited)
                                                                  --------------------------------------------
                                                                      2000
                                                                    Restated           2001           2001
                                                                   ----------       ----------      ---------
                                                                      SEK                SEK           EUR
                                                                                  (in thousands)
Net sales....................................................         184,237          266,883         27,401
Cost of sales................................................          74,839           86,683          8,900
                                                                   ----------       ----------      ---------
Gross profit.................................................         109,397          180,200         18,501
Selling, general and administrative expenses.................          66,713          104,763         10,756
                                                                   ----------       ----------      ---------
Operating profit.............................................          42,684           75,437          7,745
Sale of controlled entity....................................               -           17,229          1,769
Interest expense.............................................           2,086            1,217            125
Interest income..............................................           2,173              942             97
                                                                   ----------       ----------      ---------
Income before income tax.....................................          42,771           92,392          9,486
Income taxes.................................................           4,874           17,693          1,187
                                                                   ----------       ----------      ---------
Net income...................................................          37,897           74,698          7,669
                                                                   ----------       ----------      ---------
Other comprehensive income:
   Foreign currency adjustments..............................             551             (296)           (30)
                                                                   ----------       ----------      ---------
   Comprehensive income......................................          38,448           74,402          7,639
                                                                   ==========       ==========      =========
Income applicable to common shares...........................          28,389           63,533          6,523
                                                                   ==========       ==========      =========
Net income per share:
   Basic (restated)..........................................            1.05             2.27            023
                                                                   ==========       ==========      =========
   Diluted...................................................            0.77             1.51           0.16
                                                                   ==========       ==========      =========


         See accompanying notes to consolidated financial statements.

                           PRIVATE MEDIA GROUP, INC.
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                                             Stock
                                      Common stock              Preferred stock          Additional         dividends
                               --------------------------    ---------------------        paid-in            to be
                                  Shares         Amounts       Shares     Amounts          capital         distributed
                               ------------     --------     ----------  ---------      ------------      -------------
                                   SEK            SEK           SEK         SEK              SEK              SEK
Balance at
December 31, 2000........        27,750,920        8,310      7,000,000          -            88,127              6,728
Shares and warrants
   issued in acquisi-
   tion..................           248,889            2              -          -            13,356                  -
Translation Adjust-
   ment..................                 -            -              -          -                 -                  -
Conversion of war-
   rants and options.....            43,864            -              -          -             1,707                  -
Stock dividends..........           102,858            1              -          -             6,727             (6,728)
Stock dividends to
   be distributed........                 -            -              -          -                 -             11,165
Net income...............                 -            -              -          -                 -                  -
                               ------------     --------     ----------     ------      ------------      -------------
Balance at Septem-
   ber 30, 2001..........        28,146,531        8,313      7,000,000          -           109,917             11,165
                               ============     ========     ==========     ======      ============      =============
                                                   Accumu-
                                                 lated other        Total share-
                                   Retained       comprehen-          holders'
                                   earnings      sive income           equity
                                  ---------     -------------      --------------
                                     SEK            SEK                 SEK
Balance at
December 31, 2000........           199,838              (580)            302,423
Shares and warrants
   issued in acquisi-
   tion..................                 -                 -              13,358
Translation Adjust-
   ment..................                 -              (296)               (296)
Conversion of war-
   rants and options.....                 -                 -               1,707
Stock dividends..........                 -                 -                   -
Stock dividends to
   be distributed........           (11,165)                -                   -
Net income...............            74,684                 -              74,684
                                  ---------       -----------        ------------
Balance at Septem-
   ber 30, 2001..........           263,357              (876)            391,876
                                  =========       ===========        ============

                           PRIVATE MEDIA GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                Nine-months ended September 30, (unaudited)
                                                                       ----------------------------------------------------------
                                                                          2000
                                                                        Restated                  2001                  2001
                                                                        ---------               ---------             --------
                                                                           SEK                     SEK                   EUR
                                                                                             (in thousands)
Cash flows from operating activities:
Net income...........................................................       37,897                 74,698               7,669
Adjustment to reconcile net income to net cash flows from
   operating activities:
Deferred Taxes.......................................................         (725)                     -                   -
Depreciation.........................................................        2,815                  4,250                 436
Stock-based compensation.............................................          150                      -                   -
Tax provision on asset held for sale.................................            -                  4,000                 411
Amortization of goodwill.............................................        1,183                  2,156                 221
Gain on sale of controlled entity....................................            -                (17,229)             (1,769)
Amortization of photographs and videos...............................       18,668                 31,803               3,265

Effects of changes in operating assets and liabilities:
Trade accounts receivable............................................      (24,068)               (45,495)             (4,671)
Related party receivable.............................................         (447)                (7,268)                746)
Inventories..........................................................      (11,583)                (8,021)               (823)
Prepaid expenses and other current assets............................       (9,801)                  (303)                (31)
Accounts payable trade...............................................        9,796                  5,285                 543
Income taxes payable.................................................        2,547                  6,202                 637
Accrued other liabilities............................................           33                  8,600                 883
                                                                         ---------            -----------          ----------
Net cash provided by operating activities............................       26,465                 58,678               6,024

Cash flows from investing activities:
Purchase of short-term investments...................................            -                 28,059               2,881
Investment in library of photographs and videos......................       26,180                 53,686               5,512
Capital expenditures.................................................          413                  5,672                 582
Investment in subsidiary.............................................            -                  9,091                 933
Cash from sale of controlled entity..................................            -                (21,444)             (2,202)
Investments in asset held for sale...................................          352                (20,976)             (2,154)
Investments in (sale of) other assets................................        4,098                 (1,187)               (122)
Cash acquired in acquisition.........................................          673                      -                   -
                                                                         ---------            -----------          ----------
Net cash used in investing activities................................       31,716                 52,901               5,431

Cash flow from financing activities:
Conversion of stock-options and warrants.............................        8,103                  1,707                 175
Long-term borrowings (repayments on loans), net......................       (1,049)                (4,682)               (481)
Short-term borrowings (repayments), net..............................         (475)                   513                  53
                                                                         ---------            -----------          ----------
Net cash (used in) provided by financing activities..................        6,579                 (2,462)               (253)
Foreign currency translation adjustment..............................          550                   (296)                (30)
                                                                         ---------            -----------          ----------
Net increase in cash and cash equivalents............................        1,878                  3,019                 310
Cash and cash equivalents at beginning of the period.................        7,370                 14,381               1,476
                                                                         ---------            -----------          ----------
Cash and cash equivalents at end of the period.......................        9,248                 17,400               1,786
                                                                         =========            ===========          ==========
Cash paid for interest...............................................          818                    852                  87
                                                                         =========            ===========          ==========
Cash paid for taxes..................................................          811                  7,492                 769
                                                                         =========            ===========          ==========


         See accompanying notes to consolidated financial statements.

                           PRIVATE MEDIA GROUP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Basis of presentation and accounting policies

         The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the nine months period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on form 10-KSB for the year ended December 31, 2000.


         The accompanying financial statements have been presented in Swedish Kronor ("SEK") which is the principal currency in which Private Media Group, Inc. generate their cash flows.

         Solely for the convenience of the reader, the accompanying consolidated financial statements as of September 30, 2001 and for the nine months then ended have been translated into euros ("EUR") at the rate of SEK 9.74 per EUR 1.00 the exchange rate of the Swedish Riksbank on September 30, 2001. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into euros at that or any other rate.


Short term investments

         The Company considers highly liquid investments with insignificant interest rate risk and original maturities of three months or less to be cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of the Company's investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, recorded as a component of comprehensive income included in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. Gross unrealized gains and losses on short-term investments were not significant at September 30, 2001. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations.


2.       Restatement

         As previously reported in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000, in connection with the preparation of the Company's 2000 annual financial statements, management of the Company determined that the previously issued 1996, 1998 and 1999 financial statements required restatement. Certain of the items requiring restatement also affected certain previously issued interim consolidated financial statements, including the consolidated financial statements contained in the Company's Form 10-QSBs for the quarters ended March 31, June 30 and September 30, 2000. The impact of the restatement on the June 30 and September 30, 2000 net income was a reduction of SEK 2.8 million (SEK 0.06 per diluted share) and SEK 3.7 million (SEK 0.08 per diluted share) in each quarter respectively. Accordingly, the previously issued interim financial statements for the three and nine months ended September 30, 2000, have been restated.


         The Company has revised its previously reported basic earnings per share presentation for the nine month period ended September 30, 2000, to properly reflect the issuance of common shares as dividends earned on its outstanding convertible preferred stock. This had the effect of reducing previously reported basic earnings per share by SEK 0.35 per share for the nine month period ended September 30, 2000. This change had no effect on previously reported diluted earnings per share in any of these periods.

3.       Inventories


         Inventories consist of the following:

                            Decem-             Septem-
                         ber 31, 2000        ber 30, 2001
                        --------------      --------------
                              SEK                 SEK
                                            (in thousands)

Magazines...............          23,585              20,807
Video cassettes.........          20,516              24,223
DVDs....................           8,210              21,147
Other...................           4,366               2,980
                          --------------      --------------
                                  56,677              69,157
                          ==============      ==============


4.       Transactions


Coldfair Holdings Ltd.acquisition


         On January 1, 2001, the Company acquired all of the outstanding shares of Coldfair Holdings Ltd. ("Coldfair") for total consideration of SEK 13.4 million. The consideration consisted of 248,889 shares of the Company's common stock. The excess of the purchase price over the fair market value of the net assets acquired has resulted in goodwill of SEK 7.8 million.


         The allocation of the purchase price is as follows:

                                                        SEK
                                                   ------------
Current assets....................................      615,819
Fixed assets and other intangibles................    5,580,900
Current liabilities...............................     (600,965)
Goodwill..........................................    7,760,246
                                                   ------------
                                                     13,356,000
                                                   ============

         The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Coldfair has been included in the Company's consolidated financial statements since the date of acquisition. Goodwill is being amortized on a straight line basis over 10 years.

Anton Enterprises, Inc.d.b.a. Private USA

         On April 1, 2001, the Company acquired the inventory and certain contracts of its U.S. distributor, Anton Enterprises, Inc.d.b.a. Private USA, for a total consideration of SEK 9.1 million. The excess of the purchase price over the fair market value of the net assets acquired has resulted in goodwill of SEK 4.6 million. Goodwill is being amortized on a straight line basis over 10 years.


         The allocation of the purchase price is as follows:

                                                          SEK
                                                      ----------
Current assets.......................................  4,459,991
Goodwill.............................................  4,631,259
                                                      ----------
                                                       9,091,250
                                                      ==========

         The Company's pro forma revenues and net income, assuming these acquisitions occurred on January 1, 2000 and 2001, respectively would not have been materially different from reported results.

Sale of controlled entity


         On April 8, 2001, the Company's Swedish subsidiary Peach Entertainment Distribution AB entered into an agreement to sell its interest in Private Circle, Inc. a company, the activities of which, the Company may be deemed to control for cash of SEK 21.4 million. This agreement was consummated on

May 3, 2001 and the final consideration paid in cash was SEK 27.1 million. Through the sale of Private Circle, Inc. the Company realized a net gain of SEK 17.2 million.

Sale of land and building

         In July 2001, the Company's Spanish subsidiary Viladalt S.L. entered into an agreement to sell certain land and building for a consideration of SEK
29.0 million. The sale closed in July, 2001 and the Company received the cash consideration and repaid related outstanding long-term borrowings of SEK 9.5 million.


5.       Earnings per share


         The following table sets forth the computation of basic and diluted earnings per share:



                                                                                         Nine-months ended September 30,
                                                                                         -------------------------------
                                                                                              2000
                                                                                            Restated            2001
                                                                                           ------------     ------------
Numerator: (SEK in thousands)
   Net income (numerator diluted EPS).................................................           37,897           74,698
                                                                                           ============     ============
Less: Dividends on preferred stock....................................................            9,508           11,165
                                                                                           ------------     ------------
Income applicable to common shares (numerator basic EPS)..............................           28,389           63,533
                                                                                           ============     ============
Denominator:
Denominator for basic earnings per share - Weighted average shares....................       27,110,716       28,032,075
Effect of dilutive securities:
   Preferred stock....................................................................       21,000,000       21,000,000
   Common stock warrants and options..................................................        1,027,825          347,625
   Stock dividends to be distributed..................................................           56,395          145,421
                                                                                           ------------     ------------
Denominator for diluted earnings per share - weighted average shares
   and assumed conversions............................................................       49,194,936       49,525,121
                                                                                           ============     ============
Earnings per share (SEK)
   Basic..............................................................................             1.05             2.27
                                                                                           ============     ============
   Diluted............................................................................             0.77             1.51
                                                                                           ============     ============


6.       Subsequent events


         In December 2001 the Company borrowed $ 4.0 million from Commerzbank pursuant to a Note due December 2002. The Note bears interest at the rate of 7% per annum, payable quarterly, with the entire principal amount and accrued interest due on December 2002. The Note is prepayable in full upon the sale of equity by the Company. Upon prepayment the Company is required to pay to Commerzbank the entire principal amount together with a prepayment premium equal to $ 200,000 less interest accrued or paid under the Note and principal previously prepaid. The Note is secured by a guaranty from Slingsby Enterprises Ltd. and a pledge by Slingsby Enterprises Ltd. of 5,600,000 shares of the Company's Series A Preferred Stock. Slingsby Enterprises is beneficially owned by Berth H. Milton, the Company's Chief Executive Officer and a director.


7.       Recent Accounting Pronouncements


         On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the use of the pooling-of interests method of accounting for business combinations and clarifies the criteria used to recognize intangible assets separately from goodwill in accounting for a business combination under the purchase method. SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001 and this statement supercedes APB Opinion No. 16 "Business Combinations" and related interpretations.

         Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). Further separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their expected useful lives with no maximum life specified; whereas under prior rules a maximum life of 40 years was required.

         The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in fiscal years beginning after December 15, 2001 (i.e., January 1, 2002 for Private Media Group). Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not.


         Adoption of these new standards will have an impact on the Company's reported goodwill amortization expense and potentially on the carrying value of goodwill. Goodwill amortization expense for the nine months ended September 30, 2001 amounted to SEK 2.2 million, and the net carrying value of goodwill as of that date was SEK 26.3 million.


         In August 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 "Asset Retirement Obligations" ("SFAS 143") regarding non-temporary removal of long-lived asset from service, whether by sale, abandonment, recycling or other method of disposal.


         Under SFAS 143 qualifying asset retirement obligations resulting from legal obligations associated with retirement are recorded at present fair value when the liability is deemed probable, which for assets acquired subject to existing retirement obligations will entail recognition upon acquisition.


         The fair present value of the retirement obligations are recorded as an increase to long-lived assets, which is subsequently amortized using a systematic and rational allocation method. Under SFAS 143 the retirement obligation is accreted to future value over time, with the increase in obligation being recorded as interest expense.


         SFAS 143 will become effective the first day of fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003, with early application permitted. The transition impact will be recorded as a cumulative change in accounting policy as of the beginning of the fiscal year. Management does not expect that the adoption of SFAS 143 will have a material impact on the of the Company's results of operations or financial position.


         In October 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of ("SFAS 121")" and those sections of Accounting Principle Board Standard No. 30 "Reporting the Results of Operations" ("APB 30"), related to discontinued operations. The scope of SFAS 144 includes long-lived assets, or groups of assets, to be held and used as well as those which are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS 142. Under SFAS 144 the impairment test methodologies of SFAS 121 are essentially unchanged as the standard requires testing for impairment when indicators of impairment are in evidence, and that impairment losses are recognized only if the assets carrying value is not recoverable (based on undiscounted cash flows) and the carrying value of the long lived asset (group) is higher than the fair value.


         SFAS 144 is effective the first day of fiscal years beginning after December 15, 2001, which for the Company will be January 1, 2002, with early application encouraged. Management does not expect that the adoption of SFAS 144 will have a material impact on the of the Company's results of operations or financial position.

8.       Contingent Liability


         In December 1999 the Company received final notification from the Swedish Tax Authority assessing its subsidiary in Cyprus for the tax years 1995-1998 for a total amount of SEK 42.0 million plus fines amounting to SEK
16.8 million plus interest. The Company believes the assessment is without merit and is in the process of appealing the assessment to the Administrative Court in Stockholm. The final outcome of the appeal is expected to take several years and the Company has asked for a postponement of payment of the taxes and fees until the case is settled. No final decision has been given.

                                REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and
Shareholders of Private Media Group, Inc.

         We have audited the accompanying consolidated balance sheets of Private Media Group, Inc, as of December 31, 1998, 1999 and 2000 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Private Media Group, Inc, at December 31, 1998, 1999 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

         As described in Note 3, certain financial information of the Company has been restated.



Stockholm, Sweden

April 10, 2001, except for the first paragraph of Note 3, as to which the date is August 15, 2001.



Ernst & Young AB


/s/ Tom Bjorklund


Tom Bjorklund

                           PRIVATE MEDIA GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                                                                 December 31,
                                                                           ---------------------------------------------------
                                                                                1998          1999
                                                                              Restated      Restated        2000        2000
                                                                              ---------     ---------     --------    --------
                                                                                 SEK           SEK           SEK         EUR
                                                                                                     (in thousands)
ASSETS
Cash and cash equivalents..................................................        4,165         7,370       14,381      1,476
Trade accounts receivable - net (Note 5)...................................       55,650        67,992      116,555     11,967
Related party receivable (Note 15).........................................        5,178         6,821        4,515        464
Inventories - net (Note 6).................................................       30,888        40,209       56,677      5,819
Prepaid expenses and other current assets (Note 7) ........................        9,096        15,973       29,340      3,012
                                                                               ---------     ---------     --------    -------
TOTAL CURRENT ASSETS.......................................................      104,978       138,365      221,468     22,738
Library of photographs and videos - net (Note 9)...........................       79,564        83,885      104,183     10,696
Property, plant and equipment - net (Note 10)..............................        9,546        11,973       18,150      1,863
Goodwill (Note 4)..........................................................            -             -       15,843      1,627
Asset held for sale (Note 8)...............................................       21,709        20,069       20,976      2,154
Other assets...............................................................            -         2,362        7,443        764
                                                                               ---------     ---------     --------    -------
TOTAL ASSETS...............................................................      215,797       256,654      388,063     39,842
                                                                               =========     =========     ========    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings (Note 11)............................................        1,802           475          674         69
Accounts payable trade.....................................................       20,389        21,177       49,022      5,033
Income taxes payable (Note 13).............................................        7,834        10,724       21,403      2,197
Deferred income taxes (Note 13)............................................          630           755          130         13
Accrued other liabilities (Note 12)........................................        8,741         6,439        9,729        999
                                                                               ---------     ---------     --------    -------
TOTAL CURRENT LIABILITIES..................................................       39,396        39,571       80,958      8,312
Long-term borrowing (Note 14)..............................................        7,699         6,080        4,682        481
SHAREHOLDERS' EQUITY (Note 16)
$ 4.00 Series A Convertible Preferred Stock
   10,000,000 shares authorized, 7,000,000 shares
   issued and outstanding..................................................            -             -            -          -
Common Stock, $ .001 par value, 50,000,000 shares authorized 26,601,866 and
   27,750,920 issued and outstanding at December 31, 1999 and 2000,
   respectively............................................................        8,281         8,299        8,310        853
Additional paid-in capital.................................................        2,060        33,432       88,127      9,048
Stock dividends to be distributed..........................................        5,642         9,368        6,728        691
Retained earnings..........................................................      152,384       159,677      199,838     20,517
Accumulated other comprehensive income.....................................          336           238        (580)       (60)
                                                                               ---------     ---------     --------    -------
TOTAL SHAREHOLDERS' EQUITY.................................................      168,702       211,014      302,423     31,050
                                                                               ---------     ---------     --------    -------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY..................................................................      215,797       256,654      388,063     39,842
                                                                               =========     =========     ========    =======


         See accompanying notes to consolidated financial statements.

                           PRIVATE MEDIA GROUP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                           AND COMPREHENSIVE INCOME


                                                                               Years ended December 31,
                                                                --------------------------------------------------
                                                                     1998         1999
                                                                   Restated     Restated        2000        2000
                                                                  ---------     ---------     --------     -------
                                                                      SEK          SEK           SEK         EUR
                                                                                         (in thousands)
Net sales...................................................        166,317       175,426      258,084      26,497
Cost of sales...............................................         72,851        84,624       98,770      10,141
                                                                  ---------     ---------     --------     -------
Gross profit................................................         93,465        90,802      159,314      16,357
Selling, general and administrative expenses................         53,738        65,661       96,878       9,946
                                                                  ---------     ---------     --------     -------
Operating income............................................         39,729        25,141       62,436       6,410
Interest expense............................................            745         2,674        1,799         185
Interest income.............................................            483           975        3,077         316
                                                                  ---------     ---------     --------     -------
Income before income taxes..................................         39,468        23,442       63,714       6,541
Income taxes................................................          4,404         3,875       10,705       1,099
                                                                  ---------     ---------     --------     -------
Net income..................................................         35,064        19,567       53,009       5,442
                                                                  ---------     ---------     --------     -------
Other comprehensive income:
   Foreign currency translation adjustments.................            368           (98)        (818)        (84)
                                                                  ---------     ---------     --------     -------
   Comprehensive income.....................................         35,432        19,469       52,191       5,358
                                                                  =========     =========     ========     =======
   Income applicable to common shares.......................         29,422         7,292       40,162       4,123
                                                                  =========     =========     ========     =======
Net income per share:
   Basic....................................................           1.26          0.29         1.49        0.15
                                                                  =========     =========     ========     =======
   Diluted..................................................           0.76          0.29         1.09        0.11
                                                                  =========     =========     ========     =======


         See accompanying notes to consolidated financial statements.

                           PRIVATE MEDIA GROUP, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                                            Stock
                                    Common stock              Preferred stock          Additional         dividends
                             --------------------------    ---------------------         paid-in            to be
                                Shares         Amounts       Shares     Amounts          capital         distributed
                             ------------     ---------    ----------  ---------       ----------        -----------
                                  SEK            SEK          SEK         SEK              SEK               SEK
Balance at
December 31, 1997
Restated.................      22,500,000        8,276      7,000,000          -             (284)                  -
Shares issued in
   reverse acquisition...       1,745,007            5              -          -               731                  -
Translation Adjust-
   ment..................               -            -              -          -                 -                  -
Conversion of
   warrants..............         150,000            -              -          -             1,613                  -
Stock dividends to
   be distributed........               -            -              -          -                 -              5,642
Net income...............               -            -              -          -                 -                  -
                             ------------     --------     ----------  ---------      ------------      -------------
Balance at Decem-
     ber 31, 1998
Restated.................      24,395,007        8,281      7,000,000          -             2,060              5,642
Translation Adjust-
   ment..................               -            -              -          -                 -                  -
Conversion of
   warrants..............       1,950,000           16              -          -            21,826                  -
Stock-based
   compensation..........               -            -              -          -             1,000                  -
Stock dividends..........         256,859            2              -          -             8,546            (5,642)
Stock dividends to
   be distributed........               -            -              -          -                 -              9,368
Net income...............               -            -              -          -                 -                  -
                             ------------     --------     ----------  ---------      ------------      -------------
Balance at Decem-
   ber 31, 1999
Restated.................      26,601,866        8,299      7,000,000          -            33,432              9,368
Shares and warrants
   issued in acquisi-
   tion..................         208,464            2              -          -            27,275                  -
Translation Adjust-
   ment..................               -            -              -          -                 -                  -
Conversion of war-
   rants and options.....         677,722            6              -          -            11,735                  -
Stock-based
   compensation..........               -            -              -          -               200                  -
Stock dividends..........         262,868            2              -          -            15,485            (9,368)
Stock dividends to
   be distributed........               -            -              -          -                 -              6,728
Net income...............               -            -              -          -                 -                  -
                             ------------     --------     ----------  ---------      ------------      -------------
Balance at Decem-
   ber 31, 2000..........      27,750,920        8,310      7,000,000          -            88,127              6,728
                             ============     ========     ==========  =========      ============      =============


                                                  Accumu-
                                                lated other        Total share-
                                  Retained       comprehen-          holders'
                                  earnings      sive income           equity
                                 ---------     -------------      --------------
                                    SEK             SEK                SEK
Balance at
December 31, 1997
Restated......................     122,962                 -             130,954
Shares issued in
   reverse acquisition........           -                 -                 736
Translation Adjust-
   ment.......................           -               336                 336
Conversion of
   warrants...................           -                 -               1,613
Stock dividends to
   be distributed.............     (5,642)                 -                   -
Net income....................      35,064                 -              35,064
                                 ---------     -------------      --------------
Balance at Decem-
     ber 31, 1998
Restated......................     152,384               336             168,703
Translation Adjust-
   ment.......................           -              (98)                (98)
Conversion of
   warrants...................           -                 -              21,842
Stock-based
   compensation...............           -                 -               1,000
Stock dividends...............           -                 -               2,906
Stock dividends to
   be distributed.............    (12,275)                 -             (2,906)
Net income....................      19,567                 -              19,567
                                 ---------     -------------      --------------
Balance at Decem-
   ber 31, 1999
Restated......................     159,675               238             211,013
Shares and warrants
   issued in acquisi-
   tion.......................           -                 -              27,277
Translation Adjust-
   ment.......................           -             (818)               (818)
Conversion of war-
   rants and options..........           -                 -              11,741
Stock-based
   compensation...............           -                 -                 200
Stock dividends...............           -                 -               6,119
Stock dividends to
   be distributed.............    (12,847)                 -             (6,119)
Net income....................      53,009                 -              53,009
                                 ---------     -------------      --------------
Balance at Decem-
   ber 31, 2000...............     199,838             (580)             302,423
                                 =========     =============      ==============


         See accompanying notes to consolidated financial statements.

                           PRIVATE MEDIA GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            Years ended December 31,
                                                                             ---------------------------------------------------
                                                                                  1998           1999
                                                                                Restated       Restated        2000       2000
                                                                             -------------     ---------     ---------  --------
                                                                                   SEK            SEK           SEK        EUR
                                                                                                    (in thousands)
Cash flows from operating activities:
Net income................................................................        35,064        19,567         53,009      5,442
Adjustment to reconcile net income to net cash flows
   provided by operating activities:
Deferred income taxes.....................................................           378           125           (625)       (64)
Stock-based compensation..................................................             -         1,000            200         21
Depreciation..............................................................         2,336         2,879          7,876        809
Amortization of goodwill..................................................             -             -          1,599        164
Amortization of photographs and videos....................................        17,899        29,362         31,627      3,247
Changes in operating assets and liabilities:
Trade accounts receivable.................................................        (8,018)      (12,342)       (46,139)    (4,737)
Related party receivable..................................................        (5,178)       (1,643)         2,306        237
Inventories...............................................................       (10,391)       (9,320)       (12,862)    (1,321)
Prepaid expenses and other current assets.................................        (4,922)       (6,877)       (12,336)    (1,267)
Accounts payable trade....................................................           380           776         28,353      2,911
Income taxes payable......................................................         3,128         2,890         11,507      1,181
Accrued other liabilities.................................................         4,301        (2,302)         3,876        398
                                                                               ---------     ---------      ---------   --------
Net cash provided by operating activities.................................        34,976        24,116         68,391      7,022
Cash flows used in investing activities:
Investment in library of photographs and videos...........................        29,886        33,683         51,925      5,331
Capital expenditures......................................................         4,885         5,305         10,918      1,121
Investments in asset held for sale........................................           943        (1,640)           907         93
Investment in other assets................................................          (922)          362          6,682        686
Cash acquired in acquisition..............................................          (736)            -            673         69
                                                                               ---------     ---------      ---------   --------
Net cash used in investing activities.....................................        34,056        39,710         71,105      7,300
Cash flow provided by financing activities:
Conversion of warrants....................................................         1,613        21,842         11,741      1,205
Repayments on long-term loan..............................................        (2,600)       (1,619)        (1,398)      (144)
Short-term borrowings, net................................................           198        (1,327)           199         20
                                                                               ---------     ---------      ---------   --------
Net cash provided by financing activities.................................          (789)       18,896         10,542      1,082
Foreign currency translation adjustment...................................           336           (98)          (818)       (84)
                                                                               ---------     ---------      ---------   --------
Net increase in cash and cash equivalent..................................           467         3,204          7,011        720
Cash and cash equivalents at beginning of the year........................         3,698         4,165          7,370        757
                                                                               ---------     ---------      ---------   --------
Cash and cash equivalents at end of the year..............................         4,165         7,370         14,381      1,476
                                                                               ---------     ---------      ---------   --------
Cash paid for interest....................................................           544         1,017            413         42
                                                                               ---------     ---------      ---------   --------
Cash paid for taxes.......................................................           332           646          1,638        168
                                                                               ---------     ---------      ---------   --------


         See accompanying notes to consolidated financial statements.

                           PRIVATE MEDIA GROUP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      The company and basis of presentation

        Private Media Group, Inc. ("the Company") was originally incorporated on September 23, 1980 as Glacier Investment Company, Inc. under the laws of the State of Utah and, effective November 24, 1997, after a series of interim name changes, changed its name to Private Media Group Inc. Effective June 12, 1998 the Company acquired Cine Craft Limited ("Cine Craft"), a Gibraltar corporation and Milcap Media Limited ("Milcap"), a Republic of Cyprus corporation. Prior to the acquisitions the Company was a holding company with no operations. Milcap and its subsidiaries and Cine Craft operate under common control and are engaged in the acquisition, refinement and distribution of video and photo rights for adult feature magazines and movies (videocassettes and DVD's) through distributors and via the Internet. The acquisition was accounted for as a reverse acquisition whereby the Company was considered to be the acquiree even though legally it is the acquiror. Accordingly, the accompanying financial statements present the historical combined financial statements of Cine Craft and Milcap from January 1, 1998 through the acquisition date of June 12, 1998 and the consolidated financial statements of the Company, Cine Craft and Milcap since that date. Since the fair value of the net assets of the Company were equal to their net book values on June 12, 1998, the assets and liabilities of the Company remained at their historical cost following the acquisition. During the year ended December 31, 2000, the Company established two new wholly owned subsidiaries, one in Sweden (Peach Entertainment Distribution AB, "Peach") and one in the Republic of Cyprus (Fraserside Holdings Ltd., "Fraserside"). These subsidiaries were formed to carry on the business of Milcap Publishing Group AB (Sweden) and Milcap (Cyprus), respectively.

        The accompanying financial statements have been presented in Swedish Kronor ("SEK") which is the principal currency in which Cine Craft and Fraserside generate their cash flows.

        Solely for the convenience of the reader, the accompanying consolidated financial statements as of December 31, 2000 and for the twelve months then ended have been translated into euro ("EUR") at the rate of SEK 9.74 per EUR
1.00 the exchange rate of the Swedish Riksbank on September 30, 2001. The translations should not be construed as a representation that the amounts shown could have been, our could be, converted into euros at that or any other rate.


2.      Summary of significant accounting policies

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries and of companies which the Company is deemed to control. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, defined as entities where the Company has an equity ownership representing between 20% and 50%, are accounted for under the equity method.

Foreign Currency

         The financial statements of the Company's operations based outside of Sweden have been translated into Swedish Kronor in accordance with FASB Statement No. 52, "Foreign Currency Translation". Management has determined that the functional currency for each of the Company's foreign operations is its applicable local currency. When translating functional currency financial statements into Swedish Kronor, year-end exchange rates are applied to the balance sheet accounts, while average annual rates are applied to income statement accounts. Translation gains and losses are recorded in other comprehensive income as a component of shareholders' equity.


         Transactions involving foreign currencies are translated into Swedish Kronor or functional currencies using exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period end exchange rates and the resulting gain or loss is charged to income in the period.

Recognition of Revenue

         The Company's revenue recognition policies are in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". Revenues from the sale of magazines, videocassettes, DVD's and other related products where distributors are not granted rights-of-return are recognized upon transfer of title, which generally occurs upon delivery. Revenues from the sale of magazines under agreements that grant distributors rights-of-return are recognized upon transfer of title, which generally occurs on delivery, net of an allowance for returned magazines. Revenues from the sale of videocassette and DVD products under consignment agreements with distributors are recognized based upon reported sales by the Company's distributors. Revenues from the sale of subscriptions to the Company's internet website are deferred and recognized ratably over the subscription period.

Use of Estimates

         The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

         Inventories are valued at the lower of cost or market, with cost principally determined on an average basis. Inventories principally consist of DVD's, videocassettes and magazines held for sale or resale.

Library of Photographs & Videos

         The library of photographs and videos, including rights for photographs and videos as well as translation and dubbing of video material, is reflected at the lower of amortized cost or net realizable value. The cost is amortized on a straight-line basis over 3-5 years representing the estimated useful life of the asset. Estimated future revenues are periodically reviewed and, revisions may be made to amortization rates or write-downs made to the asset's net realizable value as a result of significant changes in future revenue estimates. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to complete and exploit in a manner consistent with realization of that income.

Property, Plant and Equipment

         Property, plant and equipment are carried at cost and are generally depreciated using the straight-line method over the estimated useful lives of the assets. The useful lives range from 3-5 years.

         In March 2000 the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on Issue 00-2, "Accounting for Web Site Development Costs" ("EITF 00-2"). In accordance with the transition provisions of EITF 00-2, the Company has elected to apply this standard to website development costs incurred from January 1, 2000 forward. Capitalized website development costs including graphics and related software are being amortized on a straight-line basis over 5 years and are included in property, plant and equipment in the accompanying balance sheet (see Note 10).

Goodwill

         Goodwill represents the excess of the purchase price paid over the fair value of the net assets of the businesses acquired (see Note 4). Amortization expense is calculated on a straight-line basis over 10 years. Accumulated amortization totaled SEK 1.6 million at December 31, 2000.

Impairment of Long-Lived Assets including Goodwill

         The Company periodically evaluates the carrying value of long-lived assets including goodwill for potential impairment. Upon indication of impairment, the Company will record a loss on its long-lived assets if the undiscounted cash flows that are estimated to be generated by those assets are less than the related carrying value of the assets. An impairment loss is then measured as the amount by which the carrying value of the asset exceeds the estimated discounted future cash flows.

Advertising Costs

         Advertising costs are charged to income as incurred. The total advertising costs were SEK 3.4 million, SEK 2.6 million and SEK 4.1 million for the years ended December 31, 1998, 1999 and 2000, respectively.

Income Taxes

         The Company accounts for certain income and expense items differently for financial reporting purposes than for tax purposes. Provision for deferred taxes are made in recognition of such temporary differences, following the requirements of Financial Accounting Standards Board Statement No. 109

"Accounting for Income Taxes". Cash Equivalents

         All highly liquid investments purchased with an original maturity of three months or less at the time of acquisition are considered to be cash equivalents.

Concentration of Credit Risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company does not require collateral on these financial instruments.

         Cash and cash equivalents are maintained principally with major financial institutions in Spain and Sweden that have high credit standings and the Company's policy is to limit exposure to any one institution. Credit risk on trade receivables is minimized as a result of the use of bank guarantees and credit controls.

         A significant portion of the Company's business is transacted with four customers. These customers accounted for 31%, 32% and 26% of consolidated revenues for the years ended December 31, 1998, 1999 and 2000, respectively. One customer accounted for 11%, 10% and 11% of consolidated revenues for the years ended December 31, 1998, 1999 and 2000, respectively.

Basic and Diluted Earnings Per Share

         Basic and diluted earnings per share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings per Share" (Note 17).

Fair Value of Financial Instruments

         Statement of Financial Accounting Standard No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet.

         The Company in estimating the fair value disclosures for financial instruments used the following methods:

         The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, trade payables, short-term debt and accrued expenses approximate their fair value because of the short-term maturity of these instruments.

Stock-Based Compensation

         As permitted by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," the Company has elected to continue following Accounting Principles Board No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related Interpretations for measurement and recognition of stock-based transactions with employees and adopted the disclosure-only provisions of SFAS No. 123. Under APB 25, generally no compensation expense is recognized because the exercise price of the options equals the fair value of the stock at the vesting date.

Reclassification

         Certain reclassifications of prior year balances have been made in the accompanying consolidated financial statements to conform to the 2000 presentation.

3.       Restatements

         The Company has revised its previously reported basic and diluted earnings per share presentation for the twelve month periods ended December 31, 1998, 1999 and 2000, respectively to properly reflect the issuance of common shares as dividends earned on its outstanding convertible preferred stock. This had the effect of reducing previously reported basic earnings per share by SEK
0.24 per share, SEK 0.48 per share and SEK 0.47 per share, for the twelve month periods ended December 31, 1998, 1999 and 2000, respectively. This change had no effect on previously reported diluted earnings per share in any of these periods except for the twelve month period ended December 31, 1999 for which there was a reduction of SEK 0.12.

         In connection with the preparation of the Company's 2000 annual financial statements, management of the Company has determined that the previously issued 1996, 1998 and 1999 financial statements required restatement. The previously issued financial statements have been restated for the following items:

         (i) to give effect to certain intercompany contractual arrangements which affect the character and amount of taxable income reported in certain countries. The previously reported provision for income taxes and income taxes payable have been increased to provide for the estimated amount of taxes due, along with related penalties and interest which may become due as a result of correcting this accounting. The Company intends to amend certain of its previously filed tax returns as soon as it is practicable.

         (ii) To consolidate the accounts and results of operations of the companies, Private Circle, Inc and Viladalt S.L., the activities of which the Company may be deemed to control. In April 2001, Private Circle, Inc., and a subsidiary of the Company entered into an agreement to sell the subsidiary's interest in Private Circle, Inc. (Note 22).
         (iii) To recognize additional compensation expense in the 1999 year for stock options granted to a part-time officer who is also a consultant.

         (iv) To give effect to additional income tax expense in 1996 related to certain errors in the calculation of deductible allowances recorded by the Company's Spanish subsidiary in its 1996 income tax return which were disallowed upon completion of an examination by Spanish taxing authorities during 2000.

         The impact of adjustments (i), (ii) and (iii) noted above on previously reported net income and per share amounts (restated as discussed above) for 1998 and 1999 are as follows:



                                                      Per share                                Per share
                                                 --------------------                     -------------------
                                 Net Income       Basic      Diluted      Net Income       Basic      Diluted
                                ------------     -------     --------    ------------     -------    --------
                                    1998           1998        1998          1999           1999       1999
                                ------------     -------     --------    ------------     -------    --------
                                                (all amounts in SEK, in thousands except per share information)
Amount previously
   reported................          40,010        1.47         0.87            31,757        0.77        0.54
Adjustments:
   (i)   Accrual of income
         taxes.............          (2,959)      (0.13)       (0.06)           (2,943)      (0.12)      (0.06)
   (ii)  Consolidation of
         controlled compa-
         nies..............          (1,987)      (0.09)       (0.04)           (8,247)      (0.32)      (0.17)
   (iii) Stock-based com-
         pensation.........               -           -            -            (1,000)      (0.04)      (0.02)
                               ------------     -------     --------      ------------     -------    --------
Total adjustments..........          (4,946)      (0.21)       (0.11)          (12,190)      (0.48)      (0.25)
                               ------------     -------     --------      ------------     -------    --------
Restated amount............          35,064        1.26         0.76            19,567        0.29        0.29
                               ------------     -------     --------      ------------     -------    --------


         The accompanying financial statements also reflect adjustments to the January 1, 1998 and 1999 balance of retained earnings for effects, as of that date, of changes in the previously reported 1996 and 1998 financial statements as follows:

                                                               Retained earnings
                                                             ---------------------
                                                               1998         1999
                                                             --------     --------
                                                                SEK          SEK
                                                             --------     --------
                                                                 (in thousands)
Amount previously reported............................        126,808      161,177
Adjustments:
   (i)   Accrual of income taxes......................              -       (2,959)
   (ii)  Consolidation of controlled companies........              -       (1,987)
   (iii) Accrual of Spanish income taxes..............         (3,847)      (3,847)
                                                             --------     --------
Total adjustments.....................................         (3,847)      (8,793)
                                                             --------     --------
Restated amount.......................................        122,961      152,384
                                                             ========     ========

         The effect on the 1996 operating results was to decrease previously reported net income and basic and diluted per share amounts by SEK 3.8 million, SEK 0.17 per share and SEK 0.09 per share, respectively.


4.       Business acquisition



         On January 28, 2000, the Company acquired all of the outstanding shares of Extasy Video B.V. ("Extasy") for total consideration of SEK 27.3 million. The consideration consisted of 208,464 shares of the Company's common stock and warrants to purchase 208,464 of the Company's common stock. The warrants are exercisable during the period January 28, 2001 to January 28, 2004 at an exercise price of USD 9.63. The excess of the purchase price over the fair market value of the net assets acquired has resulted in goodwill of SEK 17.4 million.

The allocation of the purchase price to the net assets acquired is as follows:



                                  SEK
                             -------------
Current assets.............      8,614,530
Fixed assets...............      3,141,461
Current liabilities........     (1,922,768)
Goodwill...................     17,441,970
                             -------------
                                27,275,193
                             =============

         The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Extasy has been included in the Company's consolidated financial statements since the date of acquisition.

         The following unaudited pro forma information for the years ended December 31, 1999 and 2000 assumes the acquisition occurred on January 1, 1999.

         The amounts are expressed in thousands except net income per share.

                                                             Years ended
                                                             December 31,
                                                             (unaudited)
                                                     -----------------------
                                                        1999         2000
                                                     ----------   ----------
                                                         SEK          SEK
Revenues...........................................     186,882      259,639
Net income.........................................      19,650       52,823
Net income applicable to common shares.............       7,375       39,976
Net income per share:
Basic..............................................        0.29         1.48
                                                       ========     ========
Diluted............................................        0.29         1.08
                                                       ========     ========

5.      Trade accounts receivable

        Trade accounts receivable consist of the following:

                                                                         December 31,
                                                      -------------------------------------------------
                                                          1998              1999               2000
                                                      ------------      --------------     ------------
                                                           SEK               SEK                SEK
                                                           (in               (in                (in
                                                        thousands)        thousands)         thousands)
Trade accounts receivable.........................          57,314             69,999            119,176
Allowance for doubtful accounts...................          (1,664)            (2,007)            (2,621)
                                                      ------------     --------------       ------------
Total trade accounts receivable, net..............          55,650             67,992            116,555
                                                      ============     ==============       ============

6.      Inventories

        Inventories consist of the following:


                                                                         December 31,
                                                      -------------------------------------------------
                                                          1998              1999               2000
                                                      ------------      --------------     ------------
                                                           SEK               SEK                SEK
                                                           (in               (in                (in
                                                        thousands)        thousands)         thousands)
Magazines for sale and resale.....................          17,826             19,798             23,585
Video cassettes...................................          10,558             15,214             20,516
DVDs..............................................               -              3,106              8,210
Other.............................................           2,505              2,090              4,366
                                                      ------------     --------------       ------------
                                                            30,888             40,209             56,677
                                                      ============     ==============       ============

7.       Prepaid expenses and other current assets


         Included in prepaid expenses and other current assets at December 31, 1998, 1999 and 2000, is an amount of SEK 4.0 million, SEK 9.0 million and SEK
16.7 million respectively representing VAT receivable from the Spanish Tax Authority.


8.       Asset held for sale


         The Company has invested in certain residential property located in Barcelona, Spain that the Company currently has listed for sale. As of December 31, 1998, 1999 and 2000 the amount invested was SEK 21.7 million, SEK 20.1 million and SEK 21.0 million respectively. Management of the Company believes that the carrying value will be recovered from the proceeds from the ultimate sale of this property.


9.      Library of photographs & videos

        Library of photographs & videos consist of the following:

                                                                                           December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999               2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Gross:
Photographs.......................................................             27,569             30,667            34,994
Videos............................................................            112,175            135,399           165,422
Digital Manipulation for DVD Masters..............................                  -                  -             9,203
Translations, Sound Dubbing, & Sub-Titles for Video Library.......             24,359             31,720            40,092
                                                                         ------------     --------------      ------------
                                                                              164,103            197,786           249,711
                                                                         ============     ==============      ============
Less accumulated depreciation:
Photographs.......................................................             18,494             22,780            26,950
Videos............................................................             55,356             74,450            93,786
Digital Manipulation for DVD Masters..............................                  -                  -             1,170
Translations, Sound Dubbing, & Sub-Titles for Video Library.......             10,689             16,671            23,622
                                                                         ------------     --------------      ------------
                                                                               84,539            113,901           145,528
                                                                         ============     ==============      ============
Net:
Photographs.......................................................              9,075              7,887             8,044
Videos............................................................             56,819             60,949            71,636
Digital Manipulation for DVD Masters..............................                  -                  -             8,033
Translations, Sound Dubbing, & Sub-Titles for Video Library.......             13,670             15,049            16,470
                                                                         ------------     --------------      ------------
                                                                               79,564             83,885           104,183
                                                                         ============     ==============      ============

10.      Property, Plant and Equipment

         Property, plant and equipment consist of the following:

                                                                                           December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999               2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Equipment & Furniture                                                          15,288            20,594             28,932
Website Development                                                                 -                 -              5,715
Accumulated Depreciation                                                       (5,742)           (8,621)           (16,497)
                                                                         ------------      ------------       ------------
Total Property, Plant and Equipment, net                                        9,546            11,973             18,150
                                                                         ============      ============       ============

         In March 2000 the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on Issue 00-2, "Accounting for Web Site Development Costs" ("EITF 00-2"). EITF 00-2 requires that all costs incurred in the website planning stage should be expensed as incurred.

         The EITF also concluded that costs incurred in the website application and infrastructure development stage (including the initial graphics) and costs relating to software used to operate a website are to be accounted for in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") unless a plan exists or is being developed to market the website software externally.

          The EITF further concluded that costs incurred to operate an existing website including training, administration, maintenance, and other costs should be expensed as incurred. However, costs incurred in the operation stage that involve providing additional functions or features to the website should be accounted for as, in effect, new software and the costs of upgrades and enhancements that add functionality being expensed or capitalized based on the guidance in SOP 98-1.

          In accordance with the transition provisions of EITF 00-2, the Company has elected to apply this standard to website development costs incurred from January 1, 2000 forward and accordingly in the year ended December 31, 2000 the Company has capitalized SEK 5.7 million of costs related to the development of its website including graphics and related software.


11.       Short-term borrowings


          The Company's Swedish subsidiary has a line of credit amounting to SEK
1.0 million. The renewal date of the facility is every calendar quarter. The line of credit is guaranteed by the Company's principal shareholder. The Company pays an annual facility fee of 2.00% on the line of credit amount. At December 31, 1998 borrowings under the line of credit was SEK 0.3 million. At December 31, 1999 there were no borrowings under the line of credit. Use of the credit facility in 2000 was charged at 10.00%, which was equal to the Swedish banks' official interest rate, and which was the rate of interest on outstanding borrowings at December 31, 2000. At December 31, 2000, borrowings under the line of credit was SEK 0.3 million.


          The Company's Spanish subsidiary has a line of credit amounting to ESP 10 million. At December 31, 1999 the borrowings under the line of credit was SEK
0.4 million. Use of the credit facility in 2000 was charged at 6.00%, which was equal to the Spanish banks' official interest rate at December 31, 2000. At December 31, 2000 there were no borrowings outstanding under this agreement.


          At December 31, 1999, the Company's Spanish subsidiary also had a SEK
0.1 million short term loan outstanding (December 31, 1998: SEK 0.5 million). In 2000 the short-term loan was increased to SEK 0.3 million and interest on the loan was 9.00% and payable monthly.


          At December 31, 1998, the Company's Swedish subsidiary had a short term loan amounting to SEK 1.0 million, which was repaid in 1999.

12.      Accrued other liabilities

         Accrued other liabilities are comprised of the following:

                                                                                           December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999               2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Accrued expenses....................................................            6,161              4,812             2,563
Deferred income.....................................................                -                  -             3,153
Taxes and social security...........................................            1,347                467             1,956
Deposits............................................................              161                542               263
Salary expense......................................................              174                197               151
Other...............................................................              898                421             1,643
                                                                         ------------     --------------      ------------
                                                                                8,741              6,439             9,729
                                                                         ============     ==============      ============

13.      Income taxes

         Pretax income (loss) for the years ended December 31, 1998, 1999 and 2000 was the following amounts in the following jurisdictions:

                                                                                       Years ended December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999
                                                                           Restated          Restated             2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
USA.................................................................           (2,528)           (13,484)         (13,615)
Gibraltar...........................................................            6,568              7,201           13,001
Cyprus..............................................................           31,263             27,531           52,284
Sweden..............................................................            2,260              2,011            2,235
Spain...............................................................            1,565                207            9,064
France..............................................................              388                 68              266
Benelux.............................................................                -                  -              579
Other...............................................................              (48)               (92)            (100)
                                                                         ------------     --------------      -----------
                                                                               39,468             23,442           63,714
                                                                         ============     ==============      ===========

         The components of the provision for income tax are as follows:

                                                                                       Years ended December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999
                                                                           Restated          Restated             2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Current
   USA..............................................................            1,725              1,802            3,268
   Cyprus...........................................................            1,299              1,227            2,992
   Sweden...........................................................              242                481              554
   Spain............................................................              746                221            3,150
   France...........................................................               14                 19              116
   Benelux..........................................................                -                  -              495
Deferred
   Sweden...........................................................              378                125              130
                                                                         ------------     --------------      -----------
                                                                                4,404              3,875           10,705
                                                                         ============     ==============      ===========

         The Company's deferred tax liabilities relate principally to income appropriated to a tax allocation reserve, which will be subject to taxation after five years.

         A reconciliation of income taxes determined using the Swedish statutory rate of 28% to actual income taxes provided is as follows:

                                                                                       Years ended December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999
                                                                           Restated          Restated             2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Income tax expense at statutory rate................................           11,051              6,564           17,840
Income in Gibraltar not subject to tax..............................           (1,839)            (2,016)          (3,640)
Foreign tax rate differential.......................................           (4,911)            (3,465)          (5,574)
Losses of subsidiaries for which no tax benefit is record...........              708              2,590            2,704
Other, net..........................................................             (605)               202             (625)
                                                                         ------------       ------------     ------------
Income tax expenses at effective rate...............................            4,404              3,875           10,705
                                                                         ============       ============     ============

14.      Long-term borrowings


         The Company has a long-term loan payable of SEK 7.7 million, SEK 6.1 million and SEK 4.7 million at December 31, 1998, 1999 and 2000 respectively. Interest on the loan is 9.00% and principal and interest is payable monthly through 2003. The loan is related to an investment in certain land and building and the loan is secured by the property.


15.      Related party transactions


         The Company has short-term loans receivable from entities controlled by the Company's principal shareholder of SEK 4.9 million, SEK 6.0 million and SEK
3.9 million at December 31, 1998, 1999 and 2000 respectively. The loans bear interest at a rate of 10% payable annually. The current balance including accrued interest amounts to SEK 4.5 million at December 31, 2000.


         Peach Entertainment Distribution AB ("PED"), a wholly owned subsidiary of the Company, is a party to an exclusive Distribution Agreement with Sundance Associates, Inc. ("Sundance"). A member of the Company's board of directors is the sole shareholder of Sundance. Under the terms of the Distribution Agreement, PED granted to Sundance the exclusive rights to distribute specified products of the Company in the United States. Royalties are paid by Sundance to PED in accordance with an agreed royalty schedule. The Distribution Agreement automatically renews for successive one year terms and is cancelable by either party prior to the end of each one year term. During the 12 month periods ended December 31, 1998, 1999 and 2000 Sundance paid royalties to PED of $2.3 million, $2.1 million and $2.8 million, respectively.


16.      Shareholders' equity

Retained Earnings

         The Company is a holding company with no significant operations of its own. Accordingly, the retained earnings of the Company represent the accumulated earnings of its foreign subsidiaries, principally Cine Craft Ltd, Milcap Media Ltd. and Fraserside Holdings Ltd. The ability of the Company to pay dividends is dependent on the transfer of accumulated earnings from these subsidiaries. The Company is not currently aware of any significant restrictions that would inhibit its ability to pay dividends should it choose to do so, although the Company's current intention is to re-invest the unremitted earnings of its foreign subsidiaries.

Common Stock

         The Company is authorized to issue 50,000,000 shares of common stock. Holders of common stock are entitled to one vote per share. The common stock is not redeemable and has no conversion or pre-emptive rights.

         In June, 2000, the Company's shareholders and board of directors approved an increase in the Company's authorized capital stock, consisting of an increase in the number of authorized common shares from 50,000,000 to 100,000,000. This increase was effected in August 2001 upon the filing of a Certificate of Amendment of the Company's articles of incorporation with the Nevada Secretary of State.

         During 2000 the Company's Board of Directors authorized the repurchase of up to 10% of the Company's outstanding common shares. Such purchases may be made from time to time in the open market for an indefinite period of time.

Stock Dividend

         The Company implemented a 3:1 stock dividend whereby each holder of record of Common Stock on May 30, 2000, received two additional shares of Common Stock for each share owned. Corresponding adjustments have been made to the Warrants and Options outstanding on the record date as well as the Series A Preferred Stock to reflect the dividend. Accordingly, all share and per share values reflected in the accompanying consolidated financial statements have been adjusted to give effect to the stock dividend.

Preferred Stock

         The Company is authorized to issue 10,000,000 shares of preferred stock with relative rights, preferences and limitations determined at the time of issuance. The Company has issued 7,000,000 shares of $ 4.00 Series A convertible preferred stock. The Series A convertible preferred stock is non-voting and provides for a 5% annual stock dividend beginning in 1998 to be paid quarterly in common stock at the average closing price of the Company's common stock for the twenty consecutive days prior to the quarterly record date. Each preferred share is convertible at any time into common shares on a one-for-three basis (post-split). Additionally, at any time the common stock of the Company has a closing price of less than $1.33 per share for twenty consecutive days the preferred stock may be converted at the option of the holder thereof into common stock at a 20% discount to the five day average closing price prior to the date of conversion. In accordance with the terms of the Series A Preferred Stock Agreement, 102,858 shares of common stock will be distributed in 2001 with respect to dividends on preferred shares. This amount is shown in the accompanying Statement of Shareholders' Equity under stock dividend to be distributed.

Common Stock Warrants

         The Company has issued 2,625,000 common stock warrants which are exercisable at any time by the holder thereof until December 31, 2000 at an exercise price of $1.33 per share. The total number of warrants exercised as of December 31, 1999 was 2,100,000 and during the year 2000 a total of 517,500 were exercised and warrants for 7,500 shares expired.

17.      Earnings per share

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                                       Years ended December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999
                                                                           Restated          Restated             2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Net income (numerator diluted EPS)..................................           35,064            19,567            53,009
                                                                         ============      ============      ============
Less: Dividends on preferred stock..................................            5,642            12,275            12,847
                                                                         ------------      ------------      ------------
Income applicable to common shares (numerator basic EPS)............           29,422             7,292            40,162
                                                                         ============      ============      ============
Denominator:
Denominator for basic earnings per share -
   Weighted average shares outstanding..............................       23,372,505        25,269,792        27,002,220
Effect of dilutive securities:
   Preferred stock..................................................       21,000,000        21,000,000        21,000,000
   Common stock warrants and options................................        1,571,634           625,812           640,818
   Stock dividends to be distributed................................          177,147           194,619           102,858
                                                                         ------------      ------------      ------------
Denominator for diluted earnings per share -
   weighted average shares and assumed conversions..................       46,121,286        47,909,223        48,745,896
                                                                         ============      ============      ============
Earnings per share (SEK)
Basic...............................................................             1.26              0.29              1.49
                                                                         ============      ============      ============
Diluted.............................................................             0.76              0.29              1.09
                                                                         ============      ============      ============

18.      Commitments and contingent liabilities

         The Company leases certain property and equipment under operating leases. The rental payments under these leases are charged to operations as incurred. Rental expense for the years ended December 31, 1998, 1999 and 2000 amounted to SEK 2.3 million, SEK 3.3 million and SEK 4.3 million, respectively.

         Future minimum payments under non-cancelable leases as of December 31, 2000 are as follows:

                                                                     SEK
 Year                                                           (in thousands)
 ----                                                          ----------------
 2001........................................................             2,909
 2002........................................................             2,507
 2003........................................................             2,201
 2004........................................................             1,795
 2005........................................................             1,406
 2006........................................................               434
                                                               ----------------
                                                                         11,252
                                                               ================

         The Company's Spanish subsidiary, Milcap Media Group S.L. ("Milcap") has issued a guarantee of indebtedness to Viosland Trade S.L. ("Viosland") a company controlled by the Company's principal shareholder. The guarantee relates to the financing of the construction of a new office and manufacturing facility located in Barcelona, Spain. This guarantee would require Milcap to pay the general contractor for costs of construction if not paid by Viosland. Management of the Company does not believe that Milcap will be required to pay any significant amounts related to this guarantee.

         In December 1999 the Company received final notification from the Swedish Tax Authority assessing its subsidiary in Cyprus for the tax years 1995-1998 for a total amount of SEK 42,000,000 plus fines amounting to SEK 16,800,000 plus interest. The Company believes the assessment is without merit and is in the process of appealing the assessment to the Administrative Court in Stockholm. The final outcome of the appeal is expected to take several years and the Company has asked for a postponement of payment of the taxes and fees until the case is settled. Due to the early stages of this matter and the uncertainty regarding the ultimate resolution, no amounts have been provided in the Company's financial statements for this dispute.

         A reorganization in Sweden in 2000 has resulted in a transfer of the business formerly conducted by Milcap Publishing Group AB to Peach Entertainment AB. The transfer was made in accordance with Swedish reorganization rules and should qualify as a tax-exempt reorganization in Sweden.

19.      Operations by geographical area

         The Company operates in one business segment, which is the acquisition, refinement and distribution of video and photo rights for adult feature magazines, movies and the Internet.

         Information concerning the Company's geographic locations is summarized as follows:

                                                                                       Years ended December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999
                                                                           Restated          Restated             2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Net Sales
   USA..............................................................           2,038             4,332               9,292
   Gibraltar........................................................           6,362             6,639              11,922
   Cyprus...........................................................          63,317            66,391             119,220
   Sweden...........................................................         117,635           113,325             163,252
   Spain............................................................         116,060           137,918             176,913
   France...........................................................          12,027             9,035               9,144
   Benelux..........................................................               -                 -              19,541
   Eliminations.....................................................        (151,122)         (162,214)           (251,200)
                                                                        ------------      ------------        ------------
Total...............................................................         166,317           175,426             258,084
                                                                        ============      ============        ============

         Eliminations principally relates to intergroup revenue arising from trademark, license and distribution agreements between the Company's subsidiaries in Gibraltar, Cyprus, France, Sweden, Spain and the Netherlands.

                                                                                       Years ended December 31,
                                                                         -------------------------------------------------
                                                                             1998              1999
                                                                           Restated          Restated             2000
                                                                         ------------     --------------      ------------
                                                                              SEK               SEK                SEK
                                                                              (in               (in                (in
                                                                           thousands)        thousands)         thousands)
Operating profit
   USA..............................................................          (2,280)          (12,953)           (13,596)
   Gibraltar........................................................           6,336             6,579             11,830
   Cyprus...........................................................          31,262            28,732             51,985
   Sweden...........................................................           2,066               456             (1,544)
   Spain............................................................           1,884             2,267             12,976
   France...........................................................             509               152                313
   Benelux..........................................................               -                 -                572
   Other............................................................             (48)              (92)              (100)
                                                                        ------------      ------------       ------------
Total...............................................................          39,729            25,141             62,436
Interest income (expense), net......................................            (261)           (1,699)             1,278
                                                                        ------------      ------------       ------------
Income before income taxes..........................................          39,468            23,442             63,714
                                                                        ============      ============       ============

                                       Years ended December 31,
                            -----------------------------------------------
                                1998             1999
                              Restated         Restated            2000
                            ------------     ------------      ------------
                                SEK              SEK                SEK
                                (in              (in                (in
                             thousands)       thousands)        thousands)
Long-lived assets
   USA ..................              -                -            15,843
   Cyprus ...............         84,114           89,004           104,098
   Sweden ...............         13,236           17,309            31,289
   Spain ................         11,531           11,044            12,426
   France ...............          1,801                -                 -
   Benelux ..............              -                -             2,728
   Other ................            137              932               211
                            ------------     ------------      ------------
Total ...................        110,819          118,289           166,595
                            ============     ============      ============

         Export sales from Sweden to unaffiliated customers amounted to SEK 96.7 million, SEK 109.6 million and SEK 149.0 million for the years ended December 31, 1998, 1999 and 2000, respectively. Export sales from Spain to unaffiliated customers amounted to SEK 46.5 million, SEK 17.6 million and SEK 17.8 million for the years ended December 31, 1998, 1999 and 2000, respectively. Export sales from Cyprus to unaffiliated customers amounted to SEK 3.4 million, SEK 14.9 million and SEK 56.5 million for the years ended December 31, 1998, 1999 and 2000, respectively. Export sales from other geographic areas are not significant.


20.      Stock-based compensation



         On March 1, 1999 the Company adopted the 1999 Employee Stock Option Plan ("the Plan"). The Plan provides for the issuance of up to 3,600,000 shares of the Company's common stock to employees, consultants and advisors of the company. From the inception of the Plan through December 31, 2000, stock options to purchase an aggregate of 3,136,500 shares of the Company's common stock were granted under the Plan. At December 31, 2000, a total of 2,590,985 options were outstanding. Stock options for 930,200 shares vested on March 1, 1999 and are exercisable at $ 4.17 per share, the market price of the Company's common stock at that date. The remaining 1,660,785 stock options vest in 19 equal quarterly installments commencing June 30, 1999. The exercise price of each installment of options which vests after March 1, 1999 is equal to the fair market value of the Company's common stock on the date each installment vests. The options are exercisable on the date they vest. Stock options granted under the plan expire 10 years after the date of grant.



         A summary of stock option activity for the years ended December 31, 1999 and 2000 is a follows:


                                                                  Weighted
                                                              average exercise
                                              Number of           price in
                                               Shares            US dollars
                                            ------------     -------------------
Granted                                        2,971,500          4.46/(1)/
Exercised                                              -              -
Forfeited                                              -              -
                                            ------------
Outstanding December 31, 1999                  2,971,500          4.46/(1)/
Granted                                          156,750          7.30/(1)/
Exercised                                        160,222          4.30/(1)/
Forfeited                                        377,043          6.18/(1)/
                                            ------------
Outstanding December 31, 2000                  2,590,985          5.38/(1)/
                                            ============

 /(1)/ Weighted average information relates only to options vested and priced through December 31, 2000. The remaining options will be priced based upon the market price of the Company's stock when such options vest in the future.


         At December 31, 2000 options for 1,501,985 shares were exercisable with exercise prices ranging from $ 4.17 to $11.71 per share.

         The Company applies APB 25, and related interpretations in accounting for its stock based compensation to employees. Accordingly, no compensation expense has been recognized for stock based compensation issued to employees. Had compensation cost for the Company's stock based compensation issued to employees been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS 123, the Company's proforma net income for 1999 and 2000 would have been a proforma loss of SEK 14.8 million and proforma income of SEK 30.6 million, respectively. The Company's proforma income applicable to common shares for 1999 and 2000 would have been a proforma loss of SEK 27.1 million and proforma income of SEK 17.7 million, respectively. Proforma basic and diluted loss per share would have been SEK 1.07 for 1999. Proforma basic income per share would have been SEK 0.66 for 2000 and proforma diluted income per share would have been SEK 0.63.


         The weighted average fair value of options granted during 2000 was estimated at $ 7.10 per share, based upon the Black-Scholes option-price model with the following weighted average assumptions: 0% dividend yield, expected volatility of 67-111%, risk-free interest rate of 5.1-6.0% and expected life of 9.5-10 years.



         The weighted average fair value of options granted during 1999 was estimated at $ 8.91 per share, based upon the Black-Scholes option-price model with the following weighted average assumptions: 0% dividend yield, expected volatility of 46-70%, risk-free interest rate of 5.24-6.44% and expected life of 9.5-10 years.



21.      Recent accounting pronouncements


         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (3SFAS 1333). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liabilities measured at its fair value. SFAS 133 is effective for fiscal years beginning after June 15, 2000. As the Company does not enter into foreign currency forwards, swaps or other derivative financial instruments management believes that the impact of this new standard on the Company's consolidated balance sheets or results of operations will not be significant.


22.      Subsequent event



         On April 8, 2001, the Company's Swedish subsidiary PED entered into an agreement to sell its interest in Private Circle, Inc. a company, the activities of which, the Company may be deemed to control for cash of SEK 21.4 million. Under the terms of this agreement, the transaction is scheduled to close on or before April 16, 2001.



                            ----------------------








January 2002                                           Private Media Group, Inc.
                                                       Las Vegas, Nevada
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

         The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.


SEC registration fee.........................................        $14,652
NASD, Inc. fee...............................................         6,627
                                                                 ---------------
Frankfurt Stock Exchange Listing fee ........................        5,000+
                                                                 ---------------
Accounting fees and expenses ................................       450,000+
                                                                 ---------------
Legal fees and expenses .....................................       750,000+
                                                                 ---------------
Printing and engraving expenses .............................        75,000+
                                                                 ---------------
Registrar and Transfer Agent's fees .........................        10,000+
                                                                 ---------------
Miscellaneous fees and expenses .............................        10,000+
                                                                 ---------------
     Total ..................................................      $1,321,279+

-----------------


+    Estimated

Item 14.  Indemnification of Directors and Officers

         Private Media Group, Inc. has the power to indemnify its directors and officers against liability for certain acts pursuant to the laws of the State of Nevada, being Private Media Group, Inc.'s state of incorporation. In addition, under the Articles of Incorporation of Private Media Group, Inc., no director, officer or agent is personally liable to the corporation or its shareholders for monetary damages arising out of a breach of such person's fiduciary duty to Private Media Group, Inc., unless such breach involves intentional misconduct, fraud or a knowing violation of law, or the payment of an unlawful dividend. Private Media Group, Inc. also maintains a standard form of officers' and directors' liability insurance policy that provides coverage to Private Media Group, Inc. and its officers and directors for certain liabilities.

Item 15.  Recent Sales of Unregistered Securities

         During the past three years the registrant has issued the securities set forth below which were not registered under the Securities Act.

         1. Between September 30, 1998 and June 30, 2001, the registrant issued shares of its Common Stock as a quarterly dividend which accrued on its Series A Convertible Preferred Stock, for the quarters ending, and in the amounts, as follows: September 30, 1998, 90,517; December 31, 1998, 86,632; March 31, 1999, 79,713;
              June 30, 1999, 48,639; September 30, 1999, 69,912; December 31,
              1999, 58,855; March 31, 2000, 34,494; June 30, 2000, 33,751;
              September 30, 2000, 56,395; December 31, 2000, 46,463; March 31,
              2001, 54,250; June 30, 2001, 47,668; and September 30, 2002,
              43,503. These securities were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act, as the beneficial owner of the Series A Preferred Stock is an accredited investor who is also an executive officer of the registrant.

         2. In June 2000 the registrant issued 17,847,618 shares of Common Stock to its shareholders of record on May 30, 2000, in connection with a three-for-one stock dividend on its Common Stock. The shares were issued by the registrant in reliance on the exemption under Section 3(a)(9) of the Securities Act.

         3. In January 2000, the registrant issued 208,464 shares of its Common Stock and 208,464 Common Stock Purchase Warrants with an exercise price of $9.63, exercisable until January 28, 2004, to a single investor as consideration for the acquisition by the registrant of all of the outstanding shares of Extasy Video B.V. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as the shares were issued to a single purchaser believed by the registrant to be an accredited investor without public solicitation or advertising.

         4. In June 2001, the registrant issued 248,889 shares of its Common Stock to a single investor as consideration for the acquisition by the registrant of all of the outstanding shares of Coldfair Holding Ltd. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as the shares were issued to a single purchaser believed by the registrant to be an accredited investor without public solicitation or advertising.

         5. Between July 2000 and July 2001, the registrant issued an aggregate of 517,500 shares of its Common Stock to 14 persons upon exercise of Common Stock Purchase Warrants originally issued by the registrant in June 1998, at an exercise price of $1.33 per share. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as these transactions were effected in a private placement to individuals who had a substantial pre-existing relationship with the registrant without public solicitation or advertising.


         6. Between December 1998 and November 1999 the registrant issued an aggregate of 2,100,000 shares of its Common Stock to two persons upon exercise of Common Stock Purchase Warrants originally issued by the registrant in June 1998, at an exercise price of $1.33 per share. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as these transactions were effected in a private placement to accredited investors with without public solicitation or advertising.


         7. In January 2000, the registrant issued an aggregate of 20,000 shares to two persons in connection with services performed by these persons for the registrant. The shares were issued by the registrant in reliance on the exemption under Section 4(2) of the Securities Act as the shares were issued to a small number of purchasers who the registrant believed were sophisticated with regard to the business and affairs of the registrant without public solicitation or advertising.

Item 16.  Exhibits

         (a)  Exhibits:

                      1.1      Form of Underwriting Agreement.


                 *    2.1      Coldfair Holdings Ltd. Share Purchase Agreement.

                **    2.2      Purchase Agreement between Peach Entertainment
                               Distribution and Adductor Gruppen, A.B.

                **    2.3      Asset Purchase Agreement between Private Media
                               Group, Inc. and Anton Enterprises d.b.a. Private
                               USA.


                      3.1      Restated Articles of Incorporation.

                ++    3.2      Articles of Amendment to the Articles of
                               Incorporation.


                      3.3      Bylaws.


               ***    4.3      Specimen Common Stock Certificate.


               ***    4.4      Certificate of Designation Preferred Stock.

                      5.1      Opinion of Guzik & Associates.


               ***    10.1     Milcap Acquisition Agreement dated December 19,
                               1997.

               ***    10.2     Cinecraft Acquisition Agreement dated
                               December 19, 1997.

               ***    10.3     Distribution Agreement between Sundance
                               Associates and the Registrant.

               ***    10.4     License Agreement between PCI, Inc. and Milcap
                               Media Ltd.

               ***    10.5     Letter of Intent dated May 5, 1998, by and
                               between Max's Film AB and Milcap Media Limited as amended on August 20, 1998, and October 12, 1998.

               ***    10.7     Agreement dated March 31, 1998, by and between
                               Milcap Media Ltd. and certain shareholders of Viladalt, S.L.

               ***    10.8     Agreement dated March 31, 1998, by and between
                               Zebra Forvaltnings, AB and certain shareholders of Viladalt, S.L.

               ***    10.9     Agreement dated March 31, 1998, by and between
                               Milcap Media Ltd. and certain shareholders of Viladalt, S.L.

               ***    10.10    Agreement dated March 31, 1998, by and between
                               Milcap Media Ltd. and certain shareholders of Viladalt, S.L.

              ****    10.11    1999 Employee Stock Option Plan.

              ****    10.12    Production Agreement dated as of March 29, 1999,
                               by and between Milcap Media Ltd. and Pierre
                               Woodman.

              ****    10.13    Final Agreement dated as of March 22, 1999, by
                               and among Private Media Group, Inc., Danny Cook and Qamilla Carlsson.

                      10.14 7% Note Due 2002 from the Registrant to Commerzbank Aktiengesellschaft.


                ++    21.1     Subsidiaries of the Registrant

                      23.1     Consent of Ernst & Young AB, Independent Auditors

                      23.2     Consent of Guzik & Associates (Included in
                               Exhibit 5.1).




                ++    24.1     Power of Attorney

         ----------------

         * Incorporated by reference from the registrant's Form 10-QSB for the quarter ended March 31, 2001.


         ** Incorporated by reference from the registrant's Form 10-QSB for the quarter ended June 30, 2001.

         *** Incorporated by reference from the registrant's Registration Statement on Form SB-2 (SEC File No. 333-62075).

         **** Incorporated by reference from the registrant's Form 10-KSB for the year ended December 31, 1998.

         ++   Previously filed.

         +    To be filed by amendment.

         (b)  Financial Statements Schedules.

         None

Item 17.  Undertakings

         The undersigned registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sant Cugat del Valles, Spain, on the 14th day of January, 2002.


                                                 PRIVATE MEDIA GROUP, INC.

                                                 By  /s/ Berth H. Milton
                                                    --------------------
                                                     Berth H. Milton,
                                                     Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Berth H. Milton          Chief Executive Officer, Director  January 14, 2002
--------------------------
Berth H. Milton              (Chief Executive Officer)

/s/ Johan Gillborg           Chief Financial Officer            January 14, 2002
--------------------------
Johan Gillborg               (Principal Financial Officer and
                                 Principal Accounting Officer)

/s/     *                    Director                           January 14, 2002
--------------------------
Bo Rodebrant

/s/     *                    Director                           January 14, 2002
--------------------------
Robert L. Tremont

                             Director                           January 14, 2002
--------------------------
Ferran Mirapeix


*By: /s/ Johan Gillborg                                         January 14, 2002
     ---------------------
         Johan Gillborg,
         Attorney-in-fact

                                 EXHIBIT INDEX

         (a)      Exhibits:

                      1.1      Form of Underwriting Agreement.


                 *    2.1      Coldfair Holdings Ltd. Share Purchase Agreement.

                **    2.2      Purchase Agreement between Peach Entertainment
                               Distribution and Adductor Gruppen, A.B.

                **    2.3      Asset Purchase Agreement between Private Media
                               Group, Inc. and Anton Enterprises d.b.a. Private
                               USA.


                      3.1      Restated Articles of Incorporation.


                ++    3.2      Articles of Amendment to the Articles of
                               Incorporation.


                      3.3      Bylaws.


               ***    4.3      Specimen Common Stock Certificate.


               ***    4.4      Certificate of Designation Preferred Stock.


                      5.1      Opinion of Guzik & Associates.


               ***    10.1     Milcap Acquisition Agreement dated December 19,
                               1997.

               ***    10.2     Cinecraft Acquisition Agreement dated
                               December 19, 1997.

               ***    10.3     Distribution Agreement between Sundance
                               Associates and the Registrant.

               ***    10.4     License Agreement between PCI, Inc. and Milcap
                               Media Ltd.

               ***    10.5     Letter of Intent dated May 5, 1998, by and
                               between Max's Film AB and Milcap Media Limited as amended on August 20, 1998, and October 12, 1998.

               ***    10.7     Agreement dated March 31, 1998, by and between
                               Milcap Media Ltd. and certain shareholders of Viladalt, S.L.

               ***    10.8     Agreement dated March 31, 1998, by and between
                               Zebra Forvaltnings, AB and certain shareholders of Viladalt, S.L.

               ***    10.9     Agreement dated March 31, 1998, by and between
                               Milcap Media Ltd. and certain shareholders of Viladalt, S.L.

               ***    10.10    Agreement dated March 31, 1998, by and between
                               Milcap Media Ltd. and certain shareholders of Viladalt, S.L.

              ****    10.11    1999 Employee Stock Option Plan.

              ****    10.12    Production Agreement dated as of March 29, 1999,
                               by and between Milcap Media Ltd. and Pierre
                               Woodman.

              ****    10.13    Final Agreement dated as of March 22, 1999, by
                               and among Private Media Group, Inc., Danny Cook and Qamilla Carlsson.

                      10.14 7% Note Due 2002 from the Registrant to Commerzbank Aktiengesellschaft.


                ++    21.1     Subsidiaries of the Registrant

                      23.1     Consent of Ernst & Young AB, Independent Auditors

                      23.2     Consent of Guzik & Associates (Included in
                               Exhibit 5.1).




                ++    24.1     Power of Attorney

         ----------------

         * Incorporated by reference from the registrant's Form 10-QSB for the quarter ended March 31, 2001.


         ** Incorporated by reference from the registrant's Form 10-QSB for the quarter ended June 30, 2001.

         *** Incorporated by reference from the registrant's Registration Statement on Form SB-2 (SEC File No. 333-62075).

         **** Incorporated by reference from the registrant's Form 10-KSB for the year ended December 31, 1998.

         ++   Previously filed.

         +    To be filed by amendment.

         (b) Financial Statements Schedules.

         None